Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-194598

PROSPECTUS

OFFER TO EXCHANGE 15,988,134
REGISTERED COMMON SHARES,
PAR VALUE $0.01 PER SHARE

FOR 15,988,134 OUTSTANDING
UNREGISTERED COMMON SHARES,
PAR VALUE $0.01 PER SHARE
OF

DORIAN LPG LTD.

Material Terms of the Exchange Offer

  •
  We are offering to exchange, commencing on May 8, 2014, an aggregate of 15,988,134 new common shares that have been registered for exchange, or the Exchange Shares, for an equivalent number of common shares, previously sold in private offerings, or the Original Shares. We refer to this offer to exchange as the Exchange Offer.

  •
  The terms of the Exchange Shares are identical to the terms of the Original Shares, except for the transfer restrictions.

  •
  We will exchange all Original Shares that are validly tendered and not validly withdrawn.

  •
  The Exchange Offer will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on June 21, 2014 unless we determine to extend it.

  •
  You may withdraw tenders of Original Shares at any time before 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the date of the expiration of the Exchange Offer.

  •
  We will not receive any proceeds from the Exchange Offer.

  •
  We will pay the expenses of the Exchange Offer.

  •
  No dealer-manager is being used in connection with the Exchange Offer.

  •
  The Original Shares currently trade on the Norwegian OTC List.

  •
  The exchange of shares will not be a taxable exchange for U.S. federal income tax purposes.

        In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act. The Securities and Exchange Commission, or the SEC, has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

        Our common shares have been approved for listing on the New York Stock Exchange under the symbol "LPG".

        We are an "emerging growth company" as that term is used in the Securities Act and we are eligible for reduced reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our common shares involves risks. Please read "Risk Factors" beginning on page 19.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR ANY OTHER EQUIVALENT REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated May 8, 2014.

Captain Markos NL, a 82,000 cbm VLGC

Captain Nicholas ML, a 82,000 cbm VLGC

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

        We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Industry and market data

        The market data and certain other statistical information about our industry used throughout this prospectus are based on information provided by Poten & Partners (UK) Limited ("Poten and Partners"), independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. We believe and act as if the industry data provided by Poten & Partners is reliable and accurate in all material respects. Such third party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management's understanding of industry conditions. Such data is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

 PROSPECTUS SUMMARY

        This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section entitled "Risk Factors" and the more detailed information that appears later in this prospectus before making an investment in our common shares. Unless otherwise indicated, the information presented in this prospectus gives effect to a one-for-five reverse stock split of our issued and outstanding common shares effective on April 25, 2014.

        Unless otherwise indicated, references to "Dorian," the "Company," "we," "our," "us," or similar terms refer to Dorian LPG Ltd. and its subsidiaries and predecessors. The terms "Predecessor" and "Predecessor Business" refer to the owning companies of the four vessels of our Initial Fleet, as defined below, prior to their acquisition by us. We use the term "LPG" to refer to liquefied petroleum gas and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels. References in this prospectus to "Statoil," "Shell" and "Petredec" refer to Statoil ASA, Royal Dutch Shell plc, and Petredec Limited, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "U.S.$," and "$" in this prospectus are to the lawful currency of the United States of America and references to "Norwegian Kroner" and "NOK" are to the lawful currency of Norway. Concurrently with this Exchange Offer, we plan to offer and sell 7,105,263 of our common shares through an underwritten public offering (the "Underwritten Public Offering"). This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters' option to purchase additional common shares in connection with the Underwritten Public Offering is not exercised.

Our Company

        We are an international LPG shipping company headquartered in the United States and primarily focused on owning and operating Very Large Gas Carriers ("VLGCs"), each with a cargo-carrying capacity of greater than 80,000 cbm. Our founding executives have managed vessels in the LPG market since 2002 and we currently own and operate four LPG carriers, including three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, through our management function which is to be brought in-house from our existing managers by the end of the second calendar quarter of 2014. In addition, we have newbuilding contracts for the construction of 19 new fuel-efficient 84,000 cbm VLGCs at Hyundai Heavy Industries Co., Ltd. ("Hyundai") and Daewoo Shipping and Marine Engineering Ltd. ("Daewoo"), both of which are based in South Korea, with scheduled deliveries between July 2014 and January 2016.

        Our strategy is to become one of the leading owners and operators of modern fuel-efficient VLGCs and capitalize on the growing global market for LPG transportation services. We expect demand for VLGCs to increase as long-haul and large-volume LPG trade increases, due in part to the growth of U.S. shale oil and gas production and significant demand for LPG from Asia. VLGCs are the most cost-effective vessels for the transportation of increasingly larger volumes of LPG on longer routes between exporting and importing regions. We also believe that the VLGC segment presents positive fundamentals and high barriers to entry arising from limited global shipyard capacity for VLGCs and the technical complexity of operating LPG carriers.

        Our customers include global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We believe that we have established a reputation as a safe and reliable operator of modern and technically advanced LPG carriers supporting our customers' global LPG supply chains. We also believe that these attributes, together with our strategic focus on structuring charter arrangements that meet our customers' maritime transportation needs, have contributed to our ability to attract leading charterers as our customers. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi-year time charters, some of which may include a profit-sharing component, as well as on spot market voyages and shorter-term time charters. We believe this strategy will provide us with a base of stable cash flows and high utilization rates and allow us to capitalize on profitable shorter duration opportunities, while maintaining a reasonable level of exposure to the potential downside risk of a decrease in spot market charter rates. Three of our four vessels in the water are currently employed on time charters that are set to expire in 2014, and one vessel is employed in the spot market.

        We were incorporated on July 1, 2013 under the laws of the Republic of the Marshall Islands for the purpose of owning and operating LPG carriers. On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings LLC ("Dorian Holdings"), SeaDor Holdings LLC ("SeaDor Holdings") and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, which we have since exercised, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers Inc. ("Scorpio Tankers") in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares for net proceeds of approximately $96 million as described in Note 21 to the consolidated financial statements included herein. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor for net proceeds of approximately $25.9 million as described in note 21 to the consolidated financial statements included herein.

        Our founding executives, John Hadjipateras, our Chairman, President and Chief Executive Officer, and John Lycouris, the Chief Executive Officer of Dorian LPG (USA) LLC, have been involved in the management of shipping companies since 1972 and 1975, respectively. They have been involved in the purchase, management, and sale of over 35 vessels and have managed numerous vessels for third parties over the same time period. Mr. Hadjipateras and Mr. Lycouris have supported the management of our Predecessor Business in overseeing the vessels in our Initial Fleet since their acquisition by our Predecessor. Our founding executives and the rest of our senior management team have an average of 24 years of shipping industry experience. Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); and Dorian Holdings, which own 25.7%, 18.7% and 11.3%, respectively, of our total shares outstanding, as of the date of this prospectus. Through the longstanding industry involvement of our management, directors and major shareholders, we believe we have an extensive network of relationships with major energy companies, leading LPG shipyards, financial institutions and other key participants within the shipping sector.

Our Fleet

        Our fleet currently consists of four LPG carriers, including three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, which we refer to collectively as our Initial Fleet. In addition, we have newbuilding contracts for the construction of 19 new fuel-efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between July 2014 and January 2016. We refer to these contracts as our VLGC Newbuilding Program.

        Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. Each of our newbuildings will be an ECO-design vessel incorporating advanced fuel efficiency and emission-reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 11 years.

        The following table sets forth certain information regarding our vessels as of the date of this prospectus:

	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Scheduled Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
INITIAL FLEET
VLGC
Captain Nicholas ML(3)	82,000	Hyundai	A	2008	—	Statoil	Q2 2014
Captain John NP	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL(4)	82,000	Hyundai	A	2006	—	Statoil	Q3 2014
						Shell	Q3 2019
Small Pressure
Grendon(5)	5,000	Higaki		1996	—	Petredec	Q2 2014
VLGC NEWBUILDING PROGRAM
Comet(6)	84,000	Hyundai	B	Q3 2014	X	Shell	Q2 2019
Corsair(7)	84,000	Hyundai	B	Q3 2014	X	—	—
Corvette	84,000	Hyundai	B	Q4 2014	X	—	—
NB#4	84,000	Hyundai	B	Q2 2015	X	—	—
NB#5	84,000	Hyundai	B	Q2 2015	X	—	—
NB#6	84,000	Hyundai	B	Q2 2015	X	—	—
NB#7	84,000	Hyundai	B	Q2 2015	X	—	—
NB#8	84,000	Hyundai	B	Q3 2015	X	—	—
NB#9	84,000	Hyundai	B	Q3 2015	X	—	—
NB#10	84,000	Hyundai	B	Q3 2015	X	—	—
NB#11	84,000	Daewoo	C	Q3 2015	X	—	—
NB#12	84,000	Hyundai	B	Q4 2015	X	—	—
NB#13	84,000	Hyundai	B	Q4 2015	X	—	—
NB#14	84,000	Hyundai	B	Q4 2015	X	—	—
NB#15	84,000	Hyundai	B	Q4 2015	X	—	—
NB#16	84,000	Daewoo	C	Q4 2015	X	—	—
NB#17	84,000	Daewoo	C	Q4 2015	X	—	—
NB#18	84,000	Hyundai	B	Q1 2016	X	—	—
NB#19	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

(1)
Represents calendar year quarters.

(2)
Represents vessels with very low revolutions per minute, long-stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)
On time charter at a base rate of $700,000 per month and a 100% profit share based on average spot market rates between the base rate of $700,000 per month and a maximum rate of $1,200,000 per month.

(4)
Currently on time charter at a base rate of $500,000 per month and a 100% profit share based on average spot market rates between the base rate of $500,000 per month and a maximum rate of $1,050,000 per month. Commencing November 1, 2014, on time charter to Shell at a rate of $850,000 per month.

(5)
On time charter at a rate of $315,000 per month.

(6)
On time charter beginning on or around July 31, 2014 at a rate of $945,000 per month.

(7)
Delivery may be delayed due to a fire that took place on the vessel on April 21, 2014.

        Installment payments made by us or through acquisitions total $281.7 million under our VLGC Newbuilding Program and our remaining contractual commitments total approximately $1.1 billion, as of April 24, 2014. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the estimated remaining project costs for the vessels in our VLGC Newbuilding Program with cash on hand, the net proceeds of the Underwritten Public Offering and borrowings in an estimated amount of approximately $750 million under new credit facilities we are currently discussing with a number of banks.

Competitive Strengths

        We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the LPG shipping market, including:

        Leading position in VLGC market upon delivery of modern fleet of fuel-efficient newbuilding vessels built to high specifications.    Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. Upon completion of our VLGC Newbuilding Program, approximately 86% of our VLGC fleet will consist of fuel-efficient ECO vessels. We believe that these vessels will have average fuel savings of approximately $4,000 per day compared to non-ECO vessels of the same size. Although we can provide no assurance that ECO vessels will generate greater profits compared to non-ECO vessels, we believe that a fleet of such vessels will be more attractive to charterers and oil majors and will help drive higher revenue and increased profitability.

        In-house technical management will result in better ability to meet stringent customer standards.    By conducting our technical management in-house, we believe that we will have better control over the quality and cost of our operations. Major energy companies are highly selective in their choice of VLGC vessels and operators, particularly for medium to long-term charters, and have established strict operational and financial standards to pre-qualify, or vet, VLGC operators prior to entering into charters. In addition, major energy companies require operators to continue to comply with these standards on an ongoing basis. We have successfully completed this pre-qualification process with major energy companies, including Statoil and Shell, and remain in compliance with their required standards. Our vessel manager is ISO 9001 Quality Management, 14001 Environmental Management, OHSAS 18001 Occupational Health & Safety Management certified and in 2011, Statoil recognized the achievements of our management team with its Working Safely with Suppliers Award for outstanding Health Safety and Environmental (HSE) performance among approximately 30 shipping suppliers. We believe our established ability to comply with these rigorous and comprehensive standards will enable us to compete effectively for new charters.

        Sister vessel efficiencies.    Three of the four vessels in our Initial Fleet and all of our newbuildings are "sister ships," or vessels which are of uniform design and specification as other vessels of our fleet built at the same shipyard. We believe that operating sister ships will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation, maintenance and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister ships due to their interchangeability and the flexibility in assigning voyages associated with the use of sister vessels.

        Experienced management team with extensive industry experience and reputation for operational excellence.    Our management team has managed and operated LPG vessels for us and our Predecessor since 2002, and VLGC vessels since 2006. Our founding executives, John Hadjipateras, our Chairman, President and Chief Executive Officer, and John Lycouris, the Chief Executive Officer of Dorian LPG

(USA) LLC, together with Mr. Ted Young, our Chief Financial Officer, have an average of 24 years of shipping experience. We believe this expertise, together with our reputation and track record in LPG shipping, has allowed us to maintain strong relationships with major charterers, other vessel owners and financial institutions and positions us favorably to capture additional commercial opportunities in the industry and to access financing to grow our business.

        Strong shareholder base with industry expertise.    Our principal shareholders include Scorpio Tankers Inc. (NYSE:STNG), SeaDor Holdings LLC, an affiliate of SEACOR Holdings Inc. (NYSE:CKH), and Dorian Holdings LLC. Our major shareholders and their principals, including their affiliated members of our board of directors, have longstanding maritime experience and strong relationships with key participants in the shipping sector. Although there can be no assurance that such benefits will be realized, we believe that these longstanding relationships with global energy companies, industrial users and commodity traders, along with chartering brokers, shipbuilders and financial institutions, should provide us with profitable employment opportunities in the LPG sector, as well as access to financing to grow our business through newbuild and secondhand vessel acquisitions.

Our Business Strategy

        Our strategy is to build one of the industry's leading fleets of modern fuel-efficient VLGCs in order to capitalize on the growing global market for LPG transportation services. Key elements of our business strategy include:

        Capitalize on the increasing demand for long-haul seaborne transportation of LPG.    The growth in the United States of shale-derived oil and gas rich in natural gas liquids has contributed to a significant increase in the production of LPG. According to Poten & Partners, the U.S. is expected to become the largest LPG exporter in the world. LPG exports of 8.7 million metric tons in 2013 are expected to double by 2017 as a result of additional export projects from which supplies have already been committed to buyers. In addition, Middle East exports are expected to continue to grow and demand is anticipated to be concentrated in Japan, Korea and China, thereby requiring long-haul transport from both production hubs. U.S. export facilities recently built and under construction are principally oriented towards loading VLGCs, which are the primary vessel type used for U.S. exports. We believe that VLGCs represent the most cost effective transportation option for large LPG importers.

        Grow our fleet through our VLGC Newbuilding Program and consolidate through additional vessel acquisitions.    Our newbuild contracts are with the Hyundai and Daewoo shipyards, both of which are based in South Korea and with which we have strong relationships. Upon delivery of the 19 newbuildings from our current VLGC Newbuilding Program, we expect to own and operate one of the industry's largest and youngest VLGC fleets, equipped with many of the most modern features. We also intend to make selective acquisitions within the LPG sector of newbuildings and modern, eco-friendly secondhand vessels. Furthermore, we believe that our well-established operations and commercial relationships will make us a partner of choice among smaller VLGC owners to lead a consolidation in the industry. We believe that our strong relationships with established shipyards and financial flexibility will provide us the opportunity to make additional acquisitions which are accretive to our cash flow per share, based on our judgment and experience as to prevailing market conditions, although there can be no assurance that we will succeed in making such acquisitions or that any additional acquisitions will be accretive to our cash flows.

        Continue a balanced chartering strategy that supports stable cash flows with additional upside from selected spot market exposure and our VLGC Newbuilding Program.    We believe that our balanced chartering strategy of building a portfolio of medium to long-term, fixed-rate charters for a portion of our fleet, potentially including profit sharing arrangements, coupled with exposure to the spot and short-term charter market for the balance of the fleet, will allow us to provide a steady base of revenue and cash flow along with upside exposure, while maintaining a reasonable level of exposure to the potential downside risk of a decrease in spot market charter rates. We also intend to stagger the charter re-delivery dates for our vessels to minimize re-chartering risk. Although we cannot assure you that our VLGC Newbuilding Program will generate such growth, we believe our commitment to purchase 19 additional vessels scheduled for delivery between 2014 and 2016 will enable us to achieve higher revenue, operating income and net income.

        Leverage our ability to meet rigorous industry and regulatory safety standards.    We believe that major energy companies seek reliable vessel owners as counterparties who are reputable, whose vessels are well maintained and who can provide both high quality and safe operations. We believe that our founding executives and management team have an excellent vessel safety record, are capable of fully complying with rigorous health, safety and environmental protection standards, and are committed to provide our customers with a high level of customer service and support. We believe that maintaining our excellent vessel safety record and maintaining and building on our high level of customer service and support will allow us to be successful in growing our business in the future.

        In-house commercial and technical management.    We will have fully integrated vessel management operations that will allow us to perform our commercial and technical management services in-house. We believe that our extensive experience will allow us to maintain better control over the quality of our operations than would be achieved by having these services performed by a third party. We further believe that our in-house commercial and technical management will minimize the potential for conflicts between our interests and the interests of our managers. We believe that the benefits of our in-house management capabilities will be magnified upon the completion of our VLGC Newbuilding Program given the cost benefits associated with increased scale.

        Maintain a strong balance sheet with financial strength and flexibility.    We expect to maintain a strong, flexible balance sheet by maintaining sufficient liquidity to meet our obligations and operating requirements, moderate levels of leverage and by relying on a combination of equity and debt financing for future vessel acquisitions. We intend to incur approximately $750 million of additional debt to finance the approximately $1.42 billion aggregate purchase price of our vessels, which we believe represents a moderate level of leverage relative to our peers. We believe that this approach will allow us to capitalize on favorable market opportunities and better positions us to withstand the volatility of the VLGC charter market.

Recent Developments

        On February 12, 2014, we completed a private placement of 5,649,200 shares to Norwegian and international institutional investors at a price of NOK110.00, or $17.92 based upon the exchange rate on February 12, 2014, which represents approximately $100.0 million in gross proceeds not including closing fees.

        On February 21, 2014, pursuant to an option agreement with Hyundai., three newbuilding contracts were executed with a total contract price of $216.7 million. These newbuilding contracts represent the seventeenth, eighteenth, and nineteenth newbuildings in our VLGC Newbuilding Program, and are scheduled to be delivered between calendar Q2 2015 and Q4 2015.

        On February 21, 2014, we entered into a 5 year time charter agreement with Shell for the Captain Markos NL, which is currently on time charter to Statoil at a base rate of $500,000 per month and a 100% profit share through calendar Q3 2014. The new five-year charter to Shell is scheduled to commence on November 1, 2014, at a rate of $850,000 per month, with a charter expiration of Q3 2019.

        On February 21, 2014, we entered into a 5 year time charter agreement with Shell for the Comet, the first newbuilding vessel in our VLGC Newbuilding Program, which is scheduled to be delivered in calendar Q3 2014. The new five-year time charter will commence on or around July 31, 2014 at a rate of $945,000 per month.

        On April 21, 2014, there was a fire on one of our newbuilding vessels, the Corsair, which is under construction at Hyundai Heavy Industries in Korea. Korean authorities and the shipyard are conducting an investigation into the cause of the fire and the extent of the damage to the vessel, which are currently unknown. Based on the shipyard's assessment, delivery of the vessel, which is scheduled for August 2014, may be delayed.

        On April 25, 2014, we closed a private placement of 1,412,698 common shares to BH Logistics, LP, an investment vehicle in which an affiliate of HNA Group of China is an investor, at a price of NOK 110 per share. In connection with the private placement, our board of directors was expanded to 9 members and Mr. David Savett, a Managing Partner of the general partner of BH Logistics, LP, was appointed to fill the vacancy on the board. Based on the US Dollar—NOK exchange rate of 1.00:5.9791 on April 24, 2014, the aggregate purchase price for our common shares paid by BH Logistics, LP was $25,990,000.

        On April 25, 2014 a one-for-five reverse stock split was effected for all of our issued and outstanding common shares. Our Board of Directors approved the reverse stock split on April 23, 2014. The reverse stock split and authorization for the Board of Directors to set and approve the ratio was previously approved in a special meeting of our shareholders on April 2, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 49,777,710 shares, and the par value of our common shares remained unchanged at $0.01 per share.

        In the three months ended March 31, 2014, which is typically a seasonally slow period in our industry, our VLGC operating in the spot market, the Captain John NP, incurred approximately 30 operating days with no revenue due to delays related to terminal congestion at its last discharge port and then programming for future employment, which contributed to what we preliminarily expect to be a small net loss for the three months ended March 31, 2014.

Positive Industry Fundamentals

        We believe that the LPG industry has positive fundamental prospects for us to grow our business:

        The United States is expected to become the largest LPG exporter in the world.    The strong growth in unconventional shale oil and gas production in the U.S. has created a significant surplus of associated LPG. The United States became a net exporter of LPG for the first time in its history in 2009, and U.S. seaborne exports grew by 250% from 2009 to 2013. According to Poten & Partners, U.S. exports are expected to increase from approximately 8.7 million metric tons per year ("mm t/y") in 2013 to approximately 15.0 mm t/y in 2015, or 31% annually. This increase in exports is supported by the growth in export terminal capacity, which Poten & Partners estimates will increase by 400% from 9 million metric tons in 2013 to 45 million metric tons in 2017. U.S. LPG is priced at a significant discount to the LPG being exported out of the Arabian Gulf, as U.S. LPG pricing is influenced by cheap natural gas while Saudi Arabia pricing is based on crude oil. In particular, the wide inter-regional price difference has encouraged major LPG importers in the Far East, primarily from Japan, South Korea and China, to sign contracts to lift LPG out of U.S. export facilities. According to Poten & Partners, growing gas production and processing particularly in the United States and also in the Arabian Gulf is expected to further increase the volumes of seaborne LPG by an additional 30% by 2017, compared to 2013. There can be no assurance, however, that the forecasted growth described above will be achieved or sustained.

        Asia-driven LPG demand is expected to continue to drive longhaul seaborne LPG trade.    Seaborne LPG trade has increased rapidly, more than doubling from 33 million metric tons in 1990 to 68 million metric tons in 2013. Asia is the world's largest importing hub for LPG, absorbing roughly 56% of world seaborne imports. Asia is also the fastest growing LPG importer. Although there can be no assurance that such trends will continue, according to Poten & Partners, Asian demand is expected to grow by 45% between 2013 and 2017 as petrochemical demand is expected to increase due to lower LPG prices from the West. In addition, new Propane Dehydrogenation ("PDH") plants are being constructed in China and South Korea to provide "on purpose" propylene, which will allow increased domestic production of polypropylene, a key component in the plastics chain.

        VLGCs are best suited to address developing trade routes.    With strong demand fundamentals in Asia and increased LPG supply out of the U.S., the LPG industry continues to shift to long-haul and large-volume trade. The new long haul trade routes from the U.S. to Asia that are currently being established are likely to become among the most important routes in seaborne LPG trade. We believe the VLGC segment is best suited to meet these developing trade routes because it is the most cost-effective as measured by cost per metric ton and supplies LPG parcel sizes that reflect customer requirements. We believe that we are well positioned to capitalize on this favorable market trend.

        Limited VLGC shipyard capacity and high barriers to entry should restrict the supply of new VLGCs.    As of April 1, 2014, there were 158 VLGCs in the global fleet and the global orderbook contained 78 VLGCs to be delivered between 2014 and 2016, according to Poten & Partners. We believe that growth in the current orderbook will be modest, due to the relatively small number of high-quality shipyards that have successfully produced VLGCs and the long lead-time required for key components for LPG tankers. In addition, we believe that there are significant barriers to entry in the LPG shipping sector, which also limit the current orderbook due to large capital requirements, limited availability of qualified vessel personnel and the high degree of technical competency required to operate LPG vessels. We believe that the expected vessel supply growth is well matched to growth in demand for LPG shipping.

        Increasing consolidation of the global VLGC fleet.    According to Poten & Partners, there are approximately 55 owners in the global VLGC fleet, with the top ten owners possessing 43% of the total capacity in service. Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. We believe that our position as a leading owner will offer significant opportunities to grow through acquisition and to enjoy increased economies of scale in our operations. We also believe that a larger fleet will allow us to provide more service to more major energy companies on a global basis and thus become a more important part of our customers' LPG operations.

        We can provide no assurance that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. Please see "Risk Factors".

Management of Our Business

        Upon completion of our transition to in-house management prior to the end of the second calendar quarter of 2014, all technical and commercial management services for our fleet will be provided by the following wholly-owned subsidiaries:

  •
  Dorian LPG (USA) LLC will provide financial and commercial management services to us;

  •
  Dorian LPG (UK) Ltd will provide chartering, post-fixture operations, legal and risk management services for us; and

  •
  Dorian LPG Management Corp. (Greece) will provide technical, health/safety/environmental/quality, human resource and accounting services to us.

        We have entered into transition agreements with our existing managers, pursuant to which these management services will be brought in-house as described above and our existing management agreements will be terminated. See "Related Party Transactions—Management Agreements."

Risk Factors

        We face a number of risks associated with our business and industry and must overcome a variety of challenges to benefit from our strengths and implement our business strategies. These risks relate to, among others, changes in the international shipping industry, including supply and demand, charter hire rates, commodity prices, global economic activity, hazards inherent in our industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, ability to comply with covenants in the credit facilities we have or may enter into, ability to finance capital projects, and ability to successfully employ our LPG carriers.

        You should carefully consider the above risks, those risks described in "Risk Factors" and the other information in this prospectus before deciding whether to invest in our common shares.

Implications of Being an Emerging Growth Company

        We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), and the related provisions of the Securities Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

  •
  exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

  •
  exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

        We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Structure

        We were incorporated in the Republic of the Marshall Islands on July 1, 2013 as a subsidiary of Dorian Holdings, for the purpose of owning and operating LPG carriers.

        After the completion of the Underwritten Public Offering, Scorpio Tankers, SeaDor Holdings and Dorian Holdings are expected to control a substantial ownership percentage in us, representing approximately 22.5%, 16.4% and 9.9% respectively of our outstanding shares. We own our vessels through separate wholly owned subsidiaries that are incorporated in the Republic of the Marshall Islands. Prior to the end of the second calendar quarter of 2014, upon the completion of the management transition described below under "Related Party Transactions—Management Agreements," vessel management services for our fleet will be provided through our wholly-owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp., incorporated in Delaware, the United Kingdom and the Republic of the Marshall Islands, respectively.

        The following diagram depicts our organizational structure:

CORPORATE INFORMATION

        Our principal executive offices are at 27 Signal Road, Stamford, Connecticut 06902. Our telephone number at that address is (203) 978-1234. Our website is www.dorianlpg.com. The information contained on our website is not a part of this registration statement.

OTHER INFORMATION

        Because we are incorporated under the laws of Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled "Risk Factors" and "Enforceability of Civil Liabilities" for more information.

 SUMMARY OF THE EXCHANGE OFFER

Issuer	Dorian LPG Ltd., a company formed under the laws of the Republic of the Marshall Islands.
Background

We completed private offerings in July 2013 for 9,310,054 common shares (the "July Private Offering"), in November 2013 for 16,081,081 common shares (the "November Private Offering") and in February 2014 for 5,649,200 common shares (the "February Private Offering" and, together with the July Private Offering and the November Private Offering, the "Private Offerings").

Offer to Exchange Original Shares for Exchange Shares

Under the terms of the Exchange Offer, you are entitled to exchange the Original Shares for Exchange Shares. All Original Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged promptly. Any Original Shares not accepted for tender for any reason will be returned promptly after termination or expiration of the Exchange Offer

Any holder electing to have Original Shares exchanged pursuant to this Exchange Offer must properly tender such holder's Original Shares for Exchange Shares prior to 5:00 p.m. New York City time (11:00 p.m. Oslo time) on the Expiration Date, as defined below.

The Exchange Offer is not being made to, nor will we accept surrenders of Original Shares for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction, nor to any person or entity to whom it is unlawful to make such offer.

Affiliates of ours (within the meaning of Rule 405 under the Securities Act), may not participate in the Exchange Offer.
Procedures for Tendering Original Shares

If you wish to tender your Original Shares for exchange in the Exchange Offer, you must instruct the Norwegian Exchange Agent to tender the Original Shares on your behalf, and you must send to the Norwegian Exchange Agent, on or before the Expiration Date, a properly completed and executed letter of transmittal, which has been provided to you with this prospectus and any other documentation requested by the letter of transmittal.

If you beneficially own Original Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares in the Exchange Offer, you should contact the registered holder promptly and instruct it to tender on your behalf accordingly.

Expiration Date

The Exchange Offer will remain open for at least 20 full business days and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on June 21, 2014, unless extended by us at our sole discretion, or the Expiration Date.

Resales of Exchange Shares

We believe that the Exchange Shares may be offered for resale, resold or otherwise transferred by you (unless you are an "affiliate" of ours within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• You acquire the Exchange Shares in the ordinary course of business; and
• You are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

If any of the foregoing is not true and you transfer any Exchange Shares without delivering a prospectus meeting the requirements of the Securities Act and without an exemption for the transfer of your Exchange Shares from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. If you are a broker-dealer and receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Consequences of Failure to Exchange	If we complete the Exchange Offer and you do not participate in it, then:
• Your Original Shares will continue to be subject to the existing restrictions upon their transfer; and
• The liquidity of the market for your Original Shares could be adversely affected.
Withdrawal of Tenders

You may withdraw your tender of Original Shares at any time prior to the Expiration Date. To withdraw, you must submit a notice of withdrawal to the Exchange Act before 5:00 p.m., New York City time (11:00 p.m. Oslo time) on the Expiration Date.

Conditions to Exchange Offer	The Exchange Offer is subject to certain customary conditions.
Tax Considerations	A shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Until the shares become traded on an established securities market in the United States, any dividends paid by us will be treated as ordinary income to a U.S. shareholder, and may continue to be so treated even after we become publicly traded. On the disposition of our shares, a U.S. shareholder will recognize capital gain or loss, which will be treated as long-term capital gain or loss if the shares have been held for more than one year. Whether we will be treated as a "passive foreign investment company" for U.S. federal income tax purposes for our 2014 taxable year or our 2015 taxable year will depend, in part, upon whether our newbuilding contracts and the deposits made thereon are treated as assets held for the production of active income as opposed to the production of passive income. If we were to be so treated, dividends paid by us will be treated as ordinary income to a U.S. shareholder. In addition, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences with respect to certain distributions received from us and gain on the sale of our shares, although a U.S. shareholder may be able to make certain tax elections to ameliorate these adverse consequences.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Shares in this Exchange Offer. See "Use of Proceeds."
Exchange Agent

DNB Bank ASA is expected to be appointed as the Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare Trust Company, N.A., our transfer agent, will act as agent for purposes of exchanging Original Shares for Exchange Shares. Deliveries should be addressed to the Norwegian Exchange Agent at the address on the back cover of this prospectus.

Exchange Shares

The Exchange Shares are identical to the Original Shares except that the Exchange Shares have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. For more details, please read "The Exchange Offer."

 SUMMARY FINANCIAL AND OPERATING DATA

        We were formed on July 1, 2013 by Dorian Holdings as a new LPG shipping company primarily focused on owning and operating VLGCs. Our fiscal year end is March 31.

        On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers, in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 of our common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares as described in Note 21 to the consolidated financial statements included herein for net proceeds of approximately $96 million. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor as described in Note 21 to the consolidated financial statements included herein for net proceeds of approximately $25.9 million.

        All references to our common shares and per-share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one-for-five reverse stock split effective on April 25, 2014. The consolidated financial statements of Dorian LPG Ltd. are presented as of December 31, 2013 and July 1, 2013 (inception) for the balance sheets and the results of operations, cash flows and statements of shareholders' equity are presented for the period July 1, 2013 (inception) to December 31, 2013. The consolidated financial statements for the period from inception to December 31, 2013 include the businesses and assets acquired in the transactions described above. The financial statements for the periods prior to July 29, 2013 represent the combined financial statements of the Predecessor Businesses.

        THE PURCHASE METHOD OF ACCOUNTING WAS USED TO RECORD ASSETS ACQUIRED AND LIABILITIES ASSUMED BY THE COMPANY. SUCH ACCOUNTING GENERALLY RESULTS IN INCREASED AMORTIZATION AND DEPRECIATION REPORTED IN FUTURE PERIODS. ACCORDINGLY, THE ACCOMPANYING FINANCIAL STATEMENTS OF THE PREDECESSOR AND THE COMPANY ARE NOT COMPARABLE IN ALL MATERIAL RESPECTS SINCE THOSE FINANCIAL STATEMENTS REPORT FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS OF THESE TWO SEPARATE ENTITIES.

        The following table presents historical information as follows:

  •
  The selected historical financial data as of and for the fiscal years ended March 31, 2013 and 2012 have been derived from the Predecessor Businesses' audited combined financial statements included elsewhere in this prospectus, and should be read together with and are qualified in its entirety by reference to such combined financial statements.

  •
  The selected historical financial data as of December 31, 2013 and for the periods July 1, 2013 (inception) to December 31, 2013, have been derived from our unaudited consolidated financial statements and the notes thereto and the selected historical financial data for the period April 1, 2013 to July 28, 2013 and the period April 1, 2012 to December 31, 2012 have been derived from the Predecessor Businesses' unaudited combined financial statements and the notes thereto and, in our opinion, except as described below, have been prepared on a basis consistent with the audited financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

        The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited consolidated financial statements and related notes thereto, the unaudited and audited combined financial statements and related notes thereto included elsewhere in this prospectus. The combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are in U.S. dollars.

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	Period July 1 (inception) To December 31, 2013	Period April 1, 2013 To July 28, 2013	Period April 1, 2012 To December 31, 2012
				Years Ended March 31,
				2013	2012
	(in U.S. dollars, except fleet data)
Statement of Operations Data
Revenues	$19,763,273	$15,383,116	$31,441,072	$38,661,846	$34,571,042
Expenses
Voyage expenses	4,637,596	3,623,872	6,879,105	8,751,257	2,075,698
Voyage expenses-related party	—	198,360	411,336	505,926	448,683
Vessel operating expenses	5,440,468	4,638,725	9,140,924	12,038,926	14,410,349
Management fees-related party	1,997,356	601,202	1,368,000	1,824,000	1,824,000
Depreciation and amortization	4,157,476	3,955,309	9,059,792	12,024,829	11,847,628
General and administrative expenses	131,377	28,204	98,092	157,039	80,552

Total expenses	16,364,273	13,045,672	26,957,249	35,301,977	30,686,910

Operating income	3,399,000	2,337,444	4,483,823	3,359,869	3,884,132
Other income/(expenses)
Interest and finance cost	(1,204,172)	(762,815)	(2,005,339)	(2,568,985)	(2,415,855)
Interest income	328,383	98	161	598	504
(Loss)/Gain on derivative, net	(268,568)	2,830,205	(5,637,347)	(5,588,479)	(10,943,316)
Foreign currency gain/(loss), net	1,889,842	(5)	(55,994)	(53,700)	2,215

Total other income/(expenses), net	745,485	2,067,483	(7,698,519)	(8,210,566)	(13,356,452)

Net income/(loss)	$4,144,485	$4,404,927	$(3,214,696)	$(4,850,697)	$(9,472,320)
Earnings per common share, basic and diluted	$0.17	—	—	—	—
Other Financial Data
Adjusted EBITDA(1)	$9,774,701	$6,292,846	$13,487,782	$15,331,596	$15,734,479
Fleet Data
Calendar days	624	476	1,100	1,460	1,464
Available days	604	476	1,087	1,447	1,421
Operating days	600	449	1,018	1,359	1,405
Fleet utilization	99.3%	94.3%	93.7%	93.9%	98.9%
Average Daily Results
Time charter equivalent rate	$25,209	$25,748	$23,724	$21,637	$22,809
Daily vessel operating expenses	$8,719	$9,745	$8,310	$8,246	$9,843

		Predecessor Businesses of Dorian LPG Ltd.
	Dorian LPG Ltd.
		As of March 31,
	As of December 31, 2013
		2013	2012
	(in U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$290,952,503	$1,041,644	$2,040,290
Restricted cash, current	30,927,602	—	—
Restricted cash, non-current	4,500,000	—	—
Total assets	750,576,656	194,447,604	203,943,273
Total liabilities	154,242,523	181,689,814	186,334,786
Total shareholders' / owners' equity	596,334,133	12,757,790	17,608,487

(1)
Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

        Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.

        The following table sets forth a reconciliation of net income to Adjusted EBITDA (unaudited) for the periods presented:

		Predecessor Businesses of Dorian LPG Ltd.
	Dorian LPG Ltd.
		Period April 1, 2013 To July 28, 2013	Period April 1, 2012 To December 31, 2012
	Period July 1 (inception) To December 31, 2013			Years Ended March 31,
				2013	2012
	(in U.S. dollars)
Net income/(loss)	$4,144,485	$4,404,927	$(3,214,696)	$(4,850,697)	$(9,472,320)
Interest and finance cost	1,204,172	762,815	2,005,339	2,568,985	2,415,855
Loss /(Gain) on derivatives, net	268,568	(2,830,205)	5,637,347	5,588,479	10,943,316
Depreciation and amortization	4,157,476	3,955,309	9,059,792	12,024,829	11,847,628
Adjusted EBITDA	$9,774,701	$6,292,846	$13,487,782	$15,331,596	$15,734,479

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include the risks that are identified in the "Risk Factors" section of this prospectus, and also include, among others, risks associated with the following:

  •
  future operating or financial results;

  •
  our limited operating history;

  •
  pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  future production of LPG, refined petroleum products and oil prices;

  •
  infrastructure to support marine transportation of LPG, including pipelines and terminals;

  •
  competition in the marine transportation industry;

  •
  oversupply of LPG vessels comparable to ours;

  •
  future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;

  •
  global and regional economic and political conditions;

  •
  shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

  •
  ability to employ our vessels profitably;

  •
  our limited number of assets and small number of customers;

  •
  performance by the counterparties to our charter agreements;

  •
  termination of our customer contracts;

  •
  delays and cost overruns in vessel construction projects;

  •
  our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;

  •
  our need for cash to meet our debt service obligations and to pay installments in connection with our newbuilding vessels;

  •
  our levels of operating and maintenance costs;

  •
  our dependence on key personnel;

  •
  availability of skilled workers and the related labor costs;

  •
  compliance with governmental, tax, environmental and safety regulation;

  •
  changes in tax laws, treaties or regulations;

  •
  any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 ("the FCPA"), the U.K. Bribery Act 2010, or other applicable regulations relating to bribery;

  •
  general economic conditions and conditions in the oil and natural gas industry;

  •
  effects of new products and new technology in our industry;

  •
  operating hazards in the maritime transportation industry;

  •
  adequacy of insurance coverage in the event of a catastrophic event;

  •
  the volatility of the price of our common shares;

  •
  our incorporation under the laws of the Republic of the Marshall Islands and the limited rights to relief that may be available compared to other countries, including the United States;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and

  •
  expectations regarding vessel acquisitions.

        Any forward-looking statements contained in this prospectus should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in "Risk Factors" in this prospectus. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

        Readers are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

        An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common shares. The following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition and results of operations and our ability to pay dividends, and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Relating to Our Company

We are a recently formed company with a limited history of operations on which investors may assess our performance.

        We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy. In July 2013, we acquired the four vessels in our Initial Fleet, and we did not engage in any business or other activities prior to such acquisitions.

Our Initial Fleet consists of four LPG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

        Our Initial Fleet consists of four LPG carriers. Until the delivery of one or more of the vessels for which we have contracted, which are scheduled to be delivered to us beginning in the second half of 2014, or we identify and acquire additional vessels, we will depend upon these four vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations financial condition and ability to pay dividends on our common shares could be materially adversely affected.

Due to our lack of diversification, adverse developments in the maritime LPG transportation business would adversely affect our business, financial condition and operating results.

        We currently rely exclusively on the cash flow generated from the vessels in our Initial Fleet, all of which operate in the maritime LPG transportation business, and focus on VLGCs in particular. Unlike some other shipping companies, which have various vessels that can carry containers, dry bulk, crude oil and oil products, we expect to depend exclusively on the transport of LPG. Our lack of a diversified business model could materially adversely affect us if the maritime LPG transportation sector fails to develop in line with our expectations. Our lack of diversification could make us vulnerable to adverse developments in the international LPG shipping industry which would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

We currently derive a substantial portion of our revenue and cash flow from two charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

        We currently derive a substantial portion of our revenue and cash flow from two charterers, Statoil and Petredec. For the year ended March 31, 2013, Statoil accounted for 53% and Petredec accounted for 19% of our total revenue, and the remaining 28% of our total revenue was derived from our vessels trading on the spot market. The vessels we have contracted under time charters have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG shipping industry, prevailing prices for LPG and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

        If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire rates under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.

We may not be able to successfully secure employment for our vessels, including our 18 newbuildings for which we have not yet arranged employment, which could adversely affect our financial condition and results of operations.

        Two of the vessels in our Initial Fleet are on time charters that expire in the second quarter of 2014, for which we have not arranged re-employment, and one of our vessels is operating in the spot market. In addition, we have not yet arranged employment for 18 of the vessels in our VLGC Newbuilding Program which we expect to be delivered between the third quarter of 2014 and the first quarter of 2016. As a result, a large number of our vessels may not have secured employment upon expiration of their current charters or delivery to us. We cannot assure you that we will be successful in finding employment for such vessels, on time charters, in the spot market, or otherwise, immediately upon their deliveries to us or whether such employment will be at profitable rates, which could affect the availability of financing as well as our general financial condition, results of operation and cash flow.

Our growth in the LPG shipping market depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

        The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening process and competitive bidding process that often extends for several months. Contracts are awarded based upon a variety of factors, including:

  •
  the operator's industry relationships, experience and reputation for customer service, quality operations and safety;

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  the quality, experience and technical capability of the crew;

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  the operator's relationships with shipyards and the ability to get suitable berths;

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  the operator's construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

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  the operator's willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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  the competitiveness of the bid in terms of overall price.

Our vessels will operate in a highly competitive market and we expect substantial competition for providing transportation services from a number of companies (both LPG vessel owners and operators). We anticipate that an increasing number of maritime transport companies, including many with strong reputations and extensive resources and experience, will enter the LPG shipping market. Our existing and potential competitors may have significantly greater financial resources than we do. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us, including better charter rates. We expect competition from a number of experienced companies providing contracts for gas transportation services to potential LPG customers, including state-sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.

We are subject to credit risk with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

        We have entered into, and expect to enter into in the future, various contracts, including charter agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability and willingness of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and LPG industries, the overall financial condition of the counterparty, charter rates for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to fluctuations in spot market charter rates, which may adversely affect our earnings.

        As of the date of this prospectus, one of our four vessels operates in the spot market, exposing us to fluctuations in spot market charter rates. In addition, we may employ additional vessels in the spot market in the future as our current time charters expire and as we take delivery of the vessels in our VLGC Newbuilding Program. The spot charter market may fluctuate significantly based upon LPG supply and demand. In addition, VLGC spot market rates are highly seasonal, with strength in the second and third calendar quarters, as suppliers build inventory for the high consumption northern hemisphere winter. Currently, spot market rates are seasonally weak, but they are at relatively high levels compared to similar historical periods. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our contracted LPG carrier newbuildings at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

Our VLGC Newbuilding Program is subject to risks, including our ability to obtain financing for the acquisition of the vessels we have contracted to acquire, which could cause delays, cost overruns or cancellations, which would have a material adverse effect on our results of operations, financial condition and cash flows.

        We have entered into contracts for the construction of 19 newbuilding vessels, for which, as of April 24, 2014, installment payments made by us or through acquisitions total $281.7 million and our remaining contractual commitments total approximately $1.1 billion. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the estimated remaining project costs for the vessels in our VLGC Newbuilding Program with cash on hand, the net proceeds of the Underwritten Public Offering and borrowings in an estimated amount of approximately $750 million under new credit facilities we will seek to arrange. Our entry into new credit facilities and access to the public and private debt and equity markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. If financing is not available when needed, including potentially through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

        The delivery of any of the newbuildings we have ordered or may order or of any vessels we agree to acquire in the future could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. In addition, under some of the charters we may enter into for these newbuildings, if our delivery of a vessel to the customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, significantly in excess of the hire rate during the delay. For prolonged delays, the customer may terminate the time charter, resulting in loss of revenues. The delivery of any newbuilding with substantial defects could have similar consequences.

        Newbuilding construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, hostilities or political economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions with North Korea, adverse weather conditions or any other events of force majeure.

        The delivery of one of our newbuilding vessels, the Corsair, may be delayed due to a fire that broke out on the vessel on April 21, 2014. The vessel is under construction at Hyundai Heavy Industries in Korea. The shipyard's assessment of the damage to the vessel, which is currently unknown, may result in a delay of delivery of the vessel, which is scheduled for August 2014. A delay in delivery of the vessel would delay commencement of any charters we enter into for the vessel and our ability to receive revenues under any such charters.

        In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure by the shipyard to construct or deliver the ships or any significant delays could increase our expenses, diminish our net income and may result in a material adverse effect on our business.

        In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, we may lose the deposits we have paid on these newbuildings or this may impact our acquisition of vessels and, in either case, may materially and adversely affect our operations and our obligations under our credit facilities.

        We also cannot assure you that our newbuildings, when delivered, will perform in accordance with our expectations. Our newbuildings are based on innovative new ECO designs, which have only limited operational history, thus exposing us to potential uncertainties. The failure of our newbuildings to perform in accordance with expectations may result in a material adverse effect on our business.

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

        We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisitions. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and ability to pay dividends, if any, to our shareholders could be adversely affected.

Our loan agreement contains restrictive covenants that may limit our liquidity and corporate activities, which could have an adverse effect on our financial condition and results of operations.

        Our existing bank loan agreement contains, and any future financing arrangements are expected to contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

        Our loan agreement with the Royal Bank of Scotland, which is secured by each of the four vessels of our Initial Fleet, requires us to maintain specified financial ratios, satisfy financial covenants and contains cross-default clauses. These financial ratios and covenants include requirements that we:

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  maintain a ratio of cash flow from operations before interest expense to cash debt service costs of not less than 0.75:1 through December 31, 2013, 0.8:1 through December 31, 2014; and 1:1 at all times thereafter;

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  maintain minimum shareholders' equity, as adjusted for any reduction in the vessel fair market value, of not less than $85 million;

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  maintain a minimum cash balance of $10 million at the end of each quarter and minimum cash balances of $1.5 million per mortgaged vessel in a pledged account with the lender at all times;

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  ensure that our debt to equity ratio does not at any time exceed 150%;

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  maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan, plus 50% of the related swap exposure up to September 30, 2014 and 100% of such exposure thereafter, at all times in excess of 125%; and

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  not pay dividends in excess of free cash flow if an event of default is occurring.

        As of December 31, 2013, we are in compliance with our loan covenants.

        The loan agreement also requires that Dorian Holdings maintain its ownership of our common shares at a minimum level currently set at 5.6%, subject to downward adjustment for any future equity issuances by us, and provides that the ownership of more than one-third of our common shares by any shareholder other than Dorian Holdings is an event of default, and requires the lender's approval prior to chartering for a period of greater than one year any of the vessels securing the loan, subject to certain conditions. Under the loan agreement, our subsidiaries which own the vessels securing the loan may make expenditures to fund our administration and operation but may not pay dividends to us.

        As a result of the restrictions in our loan agreements, or similar restrictions in our future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

        A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. In addition, a default under one of our credit facilities could result in the cross-acceleration of our other indebtedness. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

        We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly administrative costs, is incurred in other currencies, particularly the Euro, the Japanese Yen and the Singapore Dollar. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro.

The market values of our vessels may decrease, which could cause us to breach covenants in our loan agreements, and could have a material adverse effect on our business, financial condition and results of operations.

        Our existing loan agreement, which is secured by liens on each of the VLGC vessels in our Initial Fleet, contains various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum debt to equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, is sensitive to, among other things, changes in the LPG carrier charter markets, with vessel values deteriorating in times when LPG carrier charter rates are falling and improving when charter rates are anticipated to rise. While the market values of our vessels have increased since the economic slowdown, they still remain below the historic high levels prior to the economic slowdown. LPG vessel values remain subject to significant fluctuation. A decline in the fair market values of our vessels could result in our not being in compliance with these loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

        A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to complete a newbuilding acquisition or to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing other than at a higher than anticipated cost or at all may materially affect our results of operation and our ability to implement our business strategy.

A significant increase in our debt levels may adversely affect our profitability and our cash flows.

        As of December 31, 2013 we had outstanding indebtedness of $133.2 million and we expect to incur substantial further secured indebtedness, in an estimated amount of approximately $750 million, as we finance the remaining purchase price of our 19 newbuilding vessels. This increase in the level of indebtedness as well as any further increase necessary to further expand our fleet, and the need to service such indebtedness, may impact our profitability and cash available for growth of our fleet, working capital and dividends. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness and decrease our profits. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, dividends and other purposes. The need to service our debt may limit our funds available for other purposes, including any distributions of cash to our shareholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

        Moreover, carrying secured indebtedness exposes us to increased risks if the demand for seaborne LPG transportation decreases and charter rates and vessel values are adversely affected.

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

        We are a holding company, and our subsidiaries, which are all directly and indirectly wholly-owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends, if any, to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, the terms of our financing arrangements or by the law of its jurisdiction of incorporation which regulates the payment of dividends. Our subsidiaries that own the four vessels in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. However, the loan facility permits the borrowers to make expenditures to fund our administration and operation.

If we fail to manage our growth properly, we may not be able to successfully expand our fleet and may incur significant expenses and losses in connection therewith.

        We currently have 19 newbuildings on order at Hyundai and Daewoo. As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, in addition to the acquisition of the 19 newbuildings currently scheduled for delivery between July 2014 and January 2016. The expansion of our fleet could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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  locating and acquiring suitable vessels;

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  identifying and completing acquisitions or joint ventures;

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  integrating any acquired LPG carriers or businesses successfully with our existing operations;

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  hiring, training and retaining qualified personnel and crew to manage and operate our growing business and fleet;

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  expanding our customer base; and

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  obtaining required financing.

        Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired vessels into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, including the management and staff of our commercial and technical managers that we will bring in-house prior to the end of the second calendar quarter of 2014, and may necessitate that we increase the number of personnel. We may not be successful in executing our growth initiatives and we may incur significant expenses and losses in connection therewith.

As our fleet grows in size, we will need to improve our operations and financial systems and recruit additional staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected.

        We are in the process of significantly expanding our fleet, and as a consequence of this, we will have to invest considerable sums in upgrading our operating and financial systems. In addition, we will have to recruit well-qualified seafarers and shoreside administrative and management personnel. We may not be able to hire suitable employees to the extent we continue to expand our fleet. Our vessels require a technically skilled staff with specialized training. If our crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or we are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

We may be unable to attract and retain key management personnel and other employees in the shipping industry without incurring substantial expense as a result of rising crew costs, which may negatively affect the effectiveness of our management and our results of operations.

        The successful development and performance of our business depends on our ability to attract and retain skilled professionals with appropriate experience and expertise. Any loss of the services of any of the senior management or key personnel could have a material adverse effect on our business and operations. Obtaining time charters with leading industry participants depends on a number of factors, including the ability to man vessels with suitably experienced, high-quality masters, officers and crews. In recent years, the limited supply of and increased demand for well-qualified crew has created upward pressure on crewing costs, which we generally bear under our time and spot charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain sufficient numbers of quality on-board seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

        Our directors and officers each have a history of involvement in the shipping industry and may, in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Our business and operations involve inherent operating risks, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations.

        Our vessels are subject to a variety of operational risks caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, or other circumstances or events. We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. There can be no assurance that such insurance coverage will remain available at economic rates. Furthermore, such insurance coverage will contain deductibles, limitations and exclusions, which are standard in the shipping industry and may increase our costs or lower our revenue if applied in respect of any claim.

We may incur substantial costs for the drydocking or replacement of our vessels as they age.

        The drydocking of our vessels requires significant capital expenditures and loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Although we do not anticipate that more than one vessel will be out of service at any given time, we may underestimate the time required to drydock our vessels, or unanticipated problems may arise.

        In addition, although almost all of our VLGCs are newbuildings or were built within the past seven years, we estimate that our vessels have a useful life of 25 years. As our vessels become older or if we acquire older secondhand vessels, we may have to replace such vessels upon the expiration of their useful lives. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace such older vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any reserves set aside for vessel replacement will not be available for the payment of dividends to shareholders.

Following the completion of the Underwritten Public Offering, Scorpio Tankers, Dorian Holdings and SeaDor Holdings will continue to control a substantial ownership stake in us and their interests could conflict with the interests of our other shareholders.

        Following the completion of the Underwritten Public Offering, Scorpio Tankers, SeaDor Holdings and Dorian Holdings will own approximately 22.5%, 16.4% and 9.9% of our outstanding common shares, respectively. As a result of this substantial ownership interest, they currently have the ability to exert significant influence over certain actions requiring shareholders' approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Scorpio Tankers, Dorian Holdings and SeaDor Holdings could benefit us, their interests could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Scorpio Tankers,

Dorian Holdings and SeaDor Holdings or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

        A foreign corporation will be treated as a "passive foreign investment company," ("PFIC") for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of "passive income." For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute "passive income." United States shareholders of a PFIC are subject to an adverse United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        There is a risk that we will be treated as a PFIC for our initial taxable year 2014 and our 2015 taxable year. Whether we are treated as a PFIC for either year will depend, in part, upon whether our newbuilding contracts and the deposits made thereon are treated as assets held for the production of "passive income" and the average value of our assets treated as held for the production of "passive" income during such year.

        Thereafter, whether we will be treated as a PFIC will depend upon the nature and extent of our operations. In this regard, we intend to treat the gross income we derive from our voyage and time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and the United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        For any taxable year in which we are, or were to be treated as, a PFIC, United States shareholders would face adverse United States federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), (which election could itself have adverse consequences for such shareholders), excess distributions and any gain from the disposition of such shareholder's common shares would be allocated ratably over the shareholder's holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

        Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4%, or an effective 2%, United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

        Prior to the Underwritten Public Offering, we do not believe that we were able to qualify for exemption under Section 883 and as a consequence, our gross United States source shipping income for our first short fiscal year ending March 31, 2014, derived from two vessel voyages transporting cargo from Houston to ports in Brazil, which we estimate to be approximately $1,050,332, is subject to a 4% gross basis tax (without allowance for deductions) equal to approximately $42,013.

        After the Underwritten Public Offering, we anticipate that we will qualify for exemption under Section 883 based on the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis.

Publicly-Traded Test

        After the Underwritten Public Offering, we and our subsidiaries intend to take the position that we qualify for exemption under Section 883 of the Code for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the Underwritten Public Offering and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain "non-qualified" shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on that we or any of our subsidiaries will qualify for exemption under Section 883 of the Code.

        If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year based on our failure to satisfy the publicly-traded test, we or our subsidiaries would be subject for such year to an effective 2% United States federal income tax on the gross shipping income we or our subsidiaries derive during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We will be a "foreign private issuer" under the NYSE rules, and as such we are entitled to exemption from certain of the NYSE's corporate governance standards applicable to domestic companies, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE's corporate governance requirements.

        After the consummation of the Underwritten Public Offering, we will be a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE's rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE. For a description of our expected corporate governance practices, please see "Management—Corporate Governance Practices." Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE's corporate governance requirements.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

        Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB"), inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB did conduct inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently however the PCAOB is unable to conduct inspections in Greece until such time as a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board (AAOB) is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

We are exposed to volatility in the London Interbank Offered Rate ("LIBOR"), and we have and we intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

        The amounts outstanding under our senior secured credit facility have been, and we expect borrowings under additional credit facilities we will seek to enter into will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

        We have entered into and may selectively in the future enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Our Predecessor has incurred substantial losses under such contracts. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of our interest rate swap arrangements.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

        We may acquire secondhand vessels in the future, and while we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization.

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to secondhand vessels and may restrict the type of activities in which the vessels may engage. As vessels age, market conditions may not justify those expenditures or enable us to operate those vessels profitably during the remainder of their useful lives.

Risks Relating to our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

        Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. If charter rates decline, our earnings may decrease, particularly with respect to Captain John NP, our vessel deployed in the spot market, but will also apply to our other vessels whose charters will be subject to renewal during 2014, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. In addition, we expect to take delivery of three newbuilding VLGCs in 2014, 14 newbuilding VLGCs in 2015 and two newbuilding VLGCs in 2016 for which we have not yet arranged employment. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

        Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet's ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, India, Japan and Southeast Asia, in the U.S. and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

        The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence demand for our vessels include:

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  supply and demand for LPG products;

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  worldwide production of natural gas;

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  global and regional economic conditions;

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  the distance LPG products are to be moved by sea;

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  availability of competing LPG vessels;

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  availability of alternative transportation means;

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  changes in seaborne and other transportation patterns;

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  development and exploitation of alternative fuels and non-conventional hydrocarbon production;

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  governmental regulations, including environmental or restrictions on offshore transportation of natural gas;

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  local and international political, economical and weather conditions;

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  domestic and foreign tax policies;

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  accidents, severe weather, natural disasters and other similar incidents relating to the natural gas industry; and

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  weather.

The factors that influence the supply of vessel capacity include:

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  the number of newbuilding deliveries;

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  the scrapping rate of older vessels;

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  LPG vessel prices;

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  changes in environmental and other regulations that may limit the useful lives of vessels; and

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  the number of vessels that are out of service.

        A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG vessel capacity without a corresponding growth in LPG vessel demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

        Our growth depends on growth in the supply and demand for LPG products and LPG shipping, which was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has recovered somewhat, it remains relatively weak and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

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  adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

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  a reduction in global or general industrial activity specifically in the plastics and chemical industries;

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  increases in the cost of petroleum and natural gas from which LPG is derived;

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  decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive; and

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  increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

        Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our revenues, operations and future growth could be adversely affected by a decrease in the supply or demand of LPG or natural gas.

        In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth. Additionally, changes in environmental or other legislation establishing additional regulation or restrictions on LPG production and transportation, including the adoption of climate change legislation or regulations, or legislation in the United States placing additional regulation or restrictions on LPG production from shale gas could result in reduced demand for LPG shipping.

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

        The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the recent economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, India, Japan or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world's fastest growing economies in terms of gross domestic product. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

The state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

        Global economic conditions and financial markets have been severely disrupted and volatile in recent years. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our credit facilities committed in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

        In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

        We operate our LPG carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we may pay to our shareholders from quarter-to-quarter. The LPG carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended June 30 and September 30, and conversely, our revenues may be weaker during the fiscal quarters ended December 31 and March 31. This seasonality could materially affect our quarterly operating results.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

        The market supply of LPG carriers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier capacity increases, particularly VLGCs, the segment on which we focus, and if the demand for the capacity of such vessel types decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

        Vessel values are both cyclical and volatile, and may fluctuate due to a number of different factors, including general economic and market conditions affecting the shipping industry; sophistication and condition of the vessels; types and sizes of vessels; competition from other shipping companies; the availability of other modes of transportation; increases in the supply of vessel capacity; charter rates; the cost and delivery of newbuildings; governmental or other regulations; supply and demand for LPG products; prevailing freight rates; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value.

        Due to the cyclical nature of the market, if for any reason we sell any of our owned vessels at a time when prices are depressed and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel's carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreement or future loan agreements and we may not be able to refinance our debt or obtain additional financing or pay dividends, if any. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Future technological innovation could reduce our charterhire income and the value of our vessels.

        The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We believe that our fleet will, upon delivery of our committed newbuildings, be among the youngest and most eco-friendly fleet of all our competitors. However, if new LPG carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

        While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.

We are subject to regulation and liability, including environmental laws, which could require significant expenditures and adversely affect our financial conditions and results of operations.

        Our business and the operation of our vessels are subject to complex laws and regulations and materially affected by government regulation, including environmental regulations in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries in which the vessels operate, as well as in the country or countries of their registration.

        These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA90, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the

International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations we may be required to incur additional costs to modify our vessels, meet new operating maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations. Because these laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. For example, a future serious incident, such as the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in new regulatory initiatives.

        The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" ("SMS") that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, or may result in a denial of access to, or detention in, certain ports. In our case, non-compliance with the ISM Code may result in breach of our bank covenants. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.

        We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.

        We believe that regulation of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our vessels are subject to periodic inspections by a classification society.

        The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our VLGCs are currently classed with Lloyd's Register, and the Grendon is currently classed with Nippon Kaiji Kyokai. We expect that our newbuildings will be classed with Lloyd's Register, American Bureau of Shipping and Det Norske Veritas.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of drydocking the drydocking can be skipped and be conducted concurrently with the special survey.

        If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by one of our major shareholders, Scorpio Tankers, SeaDor Holdings or Dorian Holdings or entities affiliated with them.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.

        The government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and share price.

        The operations of our vessels are subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision, explosions, piracy and terrorism, loss of life, cargo and property losses or damage. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. We could be exposed to substantial liabilities, i.e. pollution and environmental liabilities, not recoverable under our insurances. Our vessel operations may also be suspended because of machinery breakdowns, human error, war, political action in various countries, labor strikes, abnormal weather conditions etc., all of which could adversely affect our financial condition, results of operations and cash flows. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

We may be subject to litigation that could have an adverse effect on our business and financial condition.

        We are currently not involved in any litigation matters that are expected to have a material adverse effect on our business or financial condition. Nevertheless, we anticipate that we could be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits including the possible arrest of our vessels. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Any future litigation may have an adverse effect on our business, financial position, results of operations and our ability to pay dividends, because of potential negative outcomes, the costs associated with prosecuting or defending such lawsuits, and the diversion of management's attention to these matters.

Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.

        If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly and remains high, particularly in the Gulf of Aden off the coast of Somalia. For example, in October 2010, Somali pirates captured the York, an LPG carrier, which is not affiliated with us, off the coast of Kenya. The vessel was released after a ransom was paid in March 2011. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as "war risk" zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels and could have a material adverse impact on our operating results, revenues and costs.

        We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. Hostilities in or closure of major waterways in the Middle East, Ukraine or Black Sea region could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers' investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Russia, Sudan and Syria may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates. Further, instability on the Korean peninsula could adversely affect our VLGC Newbuilding Program, which consists of contracts with South Korean shipyards.

        Terrorist attacks, or the perception that LPG or natural gas facilities or oil refineries and LPG carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

        Since January 1, 2010, none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan, Syria and North Korea, although in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "ITRA") which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the "IFCPA") which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Relating To Our Common Shares

An active and liquid market for our common shares may not develop or be sustained.

        Prior to the Exchange Offer, our common shares have traded only on the Norwegian OTC List and there has been no established trading market for our common shares in the United States. We will apply to list our common shares on the New York Stock Exchange. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our common shares does not develop, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction of common shares, which could have an adverse effect on the realized price of our common shares. We cannot predict the price at which our common shares will trade.

The price of our common shares may be highly volatile.

        The market price of the common shares may fluctuate significantly following this offering in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. An adverse development in the market price for our common shares could also negatively affect our ability to issue new equity to fund our activities.

Your failure to tender your Original Shares in the Exchange Offer may affect their marketability.

        If you do not exchange your Original Shares for Exchange Shares in the Exchange Offer, you will continue to be subject to the existing restrictions on transfers of the Original Shares. After we complete the Exchange Offer, if you continue to hold Original Shares and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Original Shares unless and until the Original Shares are registered for resale.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

We cannot assure you that our board of directors will declare dividends.

        While we have not paid any dividends since our inception in July 2013, our longer-term objective is to pay dividends in order to enhance shareholder returns. We will evaluate the potential level and timing of dividends as soon as profits and newbuilding capital expenditure requirements allow. However, the timing and amount of any dividend payments will always be subject to the discretion of our board of directors and will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our loan agreement and other future credit facilities. The international liquefied petroleum gas shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

        We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

        In general, under the terms of our credit facility and the additional credit facilities that we expect to enter into, we will not be permitted to pay dividends if there is a default or a breach of a loan covenant. Our subsidiaries that own the four vessels in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more information relating to restrictions on our ability to pay dividends under the terms of such credit facilities.

        The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have to issue additional shares in the future, which could cause the market price of our common shares to decline.

        We may issue additional shares in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. Our issuance of additional shares would have the following effects: our existing shareholders' proportionate ownership interest in us will decrease; the amount of cash available for dividends payable per share may decrease; the relative voting strength of each previously outstanding share may be diminished; and the market price of our shares may decline.

A future sale of shares by major shareholders may reduce the share price.

        Upon consummation of the Underwritten Public Offering, certain of our existing shareholders will own 32,376,878 shares, or approximately 56.9%, of our outstanding common shares, which may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act, as a result of their status as our "affiliates." Furthermore, shares held by such existing shareholders will be subject to the underwriters' 180 day lock-up agreement (120 days in the case of 2,562,950 shares) in connection with the Underwritten Public Offering. However, after the lock-up period expires, these shareholders will be able to register all of the common shares owned by them pursuant to a registration rights agreement. Sales or the possibility of sales of substantial amounts of our common shares by our existing shareholders in the public markets could adversely affect the market price of our common shares.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

        We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. However, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on September 30, 2014.

        In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers, including the exemption from the requirement that a majority of our board of directors satisfy the NYSE independence criteria, which may require us to appoint a number of additional independent directors.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

        We are a Republic of The Marshall Islands corporation and several of our executive offices are located outside of the United States. Some of our officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. It is further doubtful whether courts in the Marshall Islands will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in the Marshall Islands against us or our directors or officers under the securities laws of other jurisdictions.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Prospectus Summary—Implications of Being an Emerging Growth Company." We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

        In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

        Upon completion of the Underwritten Public Offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley, subject to the reduced disclosure requirements for emerging growth companies set forth above. Our compliance with

Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

Our organizational documents contain anti-takeover provisions.

        Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  authorizing the removal of directors only for cause; limiting the persons who may call special meetings of shareholders;

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

  •
  restricting business combinations with interested stockholders.

These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may reduce the market price of our common shares and shareholders' ability to realize any potential change of control premium.

USE OF PROCEEDS

        We will not receive any proceeds from the Exchange Offer. In exchange for issuing Exchange Shares as contemplated in this prospectus, we will receive Original Shares which are identical to the Exchange Shares except that the Exchange Shares are registered under the Securities Act, and, therefore, will not bear legends restricting their transfer. The Original Shares surrendered in exchange for Exchange Shares will be cancelled.

 CASH AND CAPITALIZATION

        The following unaudited table sets forth our (i) cash and cash equivalents and (ii) consolidated capitalization at December 31, 2013 on an:

  •
  actual basis;

  •
  as adjusted basis to give effect to the following transactions, which occurred during the period from January 1, 2014 to April 25, 2014:

  •
  $3,527,500 in scheduled debt repayments under the terms of our secured loan agreement;

  •
  the issuance and sale on February 12, 2014 of 5,649,200 common shares with par value of $0.01 per share in a private placement at NOK110.00 per share or $17.92 per share based on the exchange rate on February 12, 2014, resulting in net proceeds of approximately $96.0 million, after deducting estimated expenses related to the offering for the underwriting discounts and commissions and other offering costs of $4.0 million and foreign exchange loss of $1.2 million, as the proceeds were paid in U.S. dollars;

  •
  the issuance and sale on April 25, 2014 of 1,412,698 common shares with par value of $0.01 per share in a private placement with a strategic investor at NOK110.00 per share or $18.40 per share based on the exchange rate on April 24, 2014, resulting in net proceeds of approximately $25.9 million, after deducting estimated offering costs of $0.1 million.

  •
  as further adjusted basis to give effect to the issuance and sale of our common shares offered in the Underwritten Public Offering at a public offering price of $19.00 per share, resulting in net proceeds of approximately $123.5 million, after deducting estimated expenses related to such offering of $2.0 million payable by us and the underwriting discounts and commissions of approximately $9.5 million.

        Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between December 31, 2013 and April 25, 2014.

        The information set forth in the table assumes no exercise of the underwriters' over-allotment option in connection with the Underwritten Public Offering and gives effect to a one-for-five reverse split of our common shares effective on April 25, 2014. You should read this capitalization table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2013 (in U.S. dollars)
	Actual	As Adjusted	As Further Adjusted
CASH
Cash and cash equivalents(1)	$290,952,503	$409,285,906	$532,835,903

CAPITALIZATION
Debt
Secured debt(2)	$132,246,000	$128,718,500	$128,718,500

Long-term and current debt	$132,246,000	$128,718,500	$128,718,500

Shareholders' Equity
Preferred stock, par value $0.01 per share: 5,000,000 shares authorized, none issued and outstanding actual, as adjusted and as further adjusted	$—	$—	$—
Common stock, par value $0.01 per share: 450,000,000 shares authorized; 42,715,812 shares issued and outstanding actual; 49,777,710 shares issued and outstanding as adjusted; 56,882,973 shares issued and outstanding as further adjusted(3)	427,158	497,777	568,830
Additional paid-in capital	591,762,490	714,683,647	838,162,591
Retained earnings	4,144,485	3,013,612	3,013,612

Total Shareholders' Equity	$596,334,133	$718,195,036	$841,745,033

Total Capitalization	$728,580,133	$846,913,536	$970,463,533

(1)
Does not reflect advance deposits of $119.2 million paid in connection with our newbuilding contracts for the period January 1, 2014 to April 25, 2014.

(2)
All of our outstanding debt is secured by our mortgaged vessels and guaranteed by the Company.

(3)
Excludes 2,850,000 shares to be reserved for issuance under our equity incentive plan that we expect to adopt prior to the completion of the Underwritten Public Offering.

PER SHARE MARKET PRICE INFORMATION

        Our common shares have traded on the Norwegian OTC List since July 30, 2013 under the symbol "DORIAN." On May 7, 2014, the closing price of our common shares was 115.00 Norwegian Kroner ("NOK") per share, which was equivalent to approximately $19.46 per share based on the Bloomberg Composite Rate of NOK5.9098 per $1.00 in effect on that date. Our common shares have been approved for listing on the New York Stock Exchange under the symbol "LPG."

        The following tables set forth the high and low prices and the average daily trading volume for our shares as reported on the Norwegian OTC List for the periods listed below. The following information gives effect to a one-for-five reverse stock split of our common shares effected on April 25, 2014. Share prices are presented in Norwegian Kroner.

	Norwegian OTC List
	High (NOK)	Low (NOK)	Average Daily Trading Volume
Third quarter 2013 (from July 30, 2013, the initial listing date, through December 31, 2013)	80.00	70.00	6,745
Fourth quarter 2013	115.00	75.00	24,489
First quarter 2014	127.50	106.25	14,960

	Norwegian OTC List
	High (NOK)	Low (NOK)	Average Daily Trading Volume
November 2013	105.00	100.00	8,729
December 2013	115.00	102.50	53,320
January 2014	127.50	114.00	19,023
February 2014	122.50	107.50	17,487
March 2014	108.75	106.25	8,296
April 2014	118.75	107.50	68,005
May 2014 (through and including May 7, 2014)	115.00	115.00	0

 DIVIDEND POLICY

        While we have not paid any dividends since our inception in July 2013, our longer-term objective is to pay dividends in order to enhance shareholder returns. We will evaluate the potential level and timing of dividends as soon as profits and newbuilding capital expenditure requirements allow. The timing and amount of any dividend payments will depend on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our loan agreement and other future credit facilities.

        In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries' distributing to us their earnings and cash flows. Our subsidiaries that own the four vessels in our Initial Fleet and who are party to our existing secured term loan facility with the Royal Bank of Scotland are prohibited from paying dividends to us without the consent of the lender. However, the loan facility permits the borrowers to make expenditures to fund the administration and operation of Dorian LPG Ltd.

        Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

SELECTED FINANCIAL AND OPERATING DATA

        We were formed on July 1, 2013 by Dorian Holdings as a new LPG shipping company primarily focused on owning and operating VLGCs. Our fiscal year end is March 31.

        On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers, in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 of our common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares as described in Note 21 to the consolidated financial statements included herein for net proceeds of approximately $96 million. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor as described in Note 21 to the consolidated financial statements included herein for net proceeds of approximately $25.9 million.

        All references to our common shares and per-share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one-for-five reverse stock split effective on April 25, 2014. The consolidated financial statements of Dorian LPG Ltd. are presented as of December 31, 2013 and July 1, 2013 (inception) for the balance sheets and the results of operations, cash flows and statements of shareholders' equity are presented for the period July 1, 2013 (inception) to December 31, 2013. The consolidated financial statements for the period from inception to December 31, 2013 include the businesses and assets acquired in the transactions described above. The financial statements for the periods prior to July 29, 2013 represent the combined financial statements of the Predecessor Businesses.

        THE PURCHASE METHOD OF ACCOUNTING WAS USED TO RECORD ASSETS ACQUIRED AND LIABILITIES ASSUMED BY THE COMPANY. SUCH ACCOUNTING GENERALLY RESULTS IN INCREASED AMORTIZATION AND DEPRECIATION REPORTED IN FUTURE PERIODS. ACCORDINGLY, THE ACCOMPANYING FINANCIAL STATEMENTS OF THE PREDECESSOR AND THE COMPANY ARE NOT COMPARABLE IN ALL MATERIAL RESPECTS SINCE THOSE FINANCIAL STATEMENTS REPORT FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS OF THESE TWO SEPARATE ENTITIES.

        The following table presents historical information as follows:

  •
  The selected historical financial data as of and for the fiscal years ended March 31, 2013 and 2012 have been derived from the Predecessor Businesses' audited combined financial statements included elsewhere in this prospectus, and should be read together with and are qualified in its entirety by reference to such combined financial statements.

  •
  The selected historical financial data as of December 31, 2013 and for the periods July 1, 2013 (inception) to December 31, 2013 have been derived from our unaudited consolidated financial statements and the notes thereto and the selected historical financial data for the period April 1, 2013 to July 28, 2013 and the period April 1, 2012 to December 31, 2012 have been derived from the Predecessor Businesses' unaudited combined financial statements and the notes thereto and, in our opinion, except as described below, have been prepared on a basis consistent with the audited financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

        The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited consolidated financial statements and related notes thereto, the unaudited and audited combined financial statements and related notes thereto included elsewhere in this prospectus. The combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are in U.S. dollars.

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	Period July 1 (inception) To December 31, 2013		Period April 1, 2012 To December 31, 2012	Years Ended March 31,
		Period April 1, 2013 To July 28, 2013
				2013	2012
	(in U.S. dollars, except fleet data)
Statement of Operations Data
Revenues	$19,763,273	$15,383,116	$31,441,072	$38,661,846	$34,571,042
Expenses
Voyage expenses	4,637,596	3,623,872	6,879,105	8,751,257	2,075,698
Voyage expenses-related party	—	198,360	411,336	505,926	448,683
Vessel operating expenses	5,440,468	4,638,725	9,140,924	12,038,926	14,410,349
Management fees-related party	1,997,356	601,202	1,368,000	1,824,000	1,824,000
Depreciation and amortization	4,157,476	3,955,309	9,059,792	12,024,829	11,847,628
General and administrative expenses	131,377	28,204	98,092	157,039	80,552

Total expenses	16,364,273	13,045,672	26,957,249	35,301,977	30,686,910

Operating income	3,399,000	2,337,444	4,483,823	3,359,869	3,884,132
Other income/(expenses)
Interest and finance cost	(1,204,172)	(762,815)	(2,005,339)	(2,568,985)	(2,415,855)
Interest income	328,383	98	161	598	504
(Loss)/Gain on derivative, net	(268,568)	2,830,205	(5,637,347)	(5,588,479)	(10,943,316)
Foreign currency gain/(loss), net	1,889,842	(5)	(55,994)	(53,700)	2,215

Total other income/(expenses), net	745,485	2,067,483	(7,698,519)	(8,210,566)	(13,356,452)

Net income/(loss)	$4,144,485	$4,404,927	$(3,214,696)	$(4,850,697)	$(9,472,320)
Earnings per common share, basic and diluted	$0.17	—	—	—	—
Other Financial Data
Adjusted EBITDA(1)	$9,774,701	$6,292,846	$13,487,782	$15,331,596	$15,734,479
Fleet Data
Calendar days	624	476	1,100	1,460	1,464
Available days	604	476	1,087	1,447	1,421
Operating days	600	449	1,018	1,359	1,405
Fleet utilization	99.3%	94.3%	93.7%	93.9%	98.9%
Average Daily Results
Time charter equivalent rate	$25,209	$25,748	$23,724	$21,637	$22,809
Daily vessel operating expenses	$8,719	$9,745	$8,310	$8,246	$9,843

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
		As of March 31,
	As of December 31, 2013
		2013	2012
	(in U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$290,952,503	$1,041,644	$2,040,290
Restricted cash, current	30,927,602	—	—
Restricted cash, non-current	4,500,000	—	—
Total assets	750,576,656	194,447,604	203,943,273
Total liabilities	154,242,523	181,689,814	186,334,786
Total shareholders' / owners' equity	596,334,133	12,757,790	17,608,487

(1)
Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

        Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.

        The following table sets forth a reconciliation of net income to Adjusted EBITDA (unaudited) for the periods presented:

	Dorian LPG Ltd.	Predecessor Businesses of Dorian LPG Ltd.
	Period July 1 (inception) To December 31, 2013		Period April 1, 2012 To December 31, 2012	Years Ended March 31,
		Period April 1, 2013 To July 28, 2013
				2013	2012
	(in U.S. dollars)
Net income/(loss)	$4,144,485	$4,404,927	$(3,214,696)	$(4,850,697)	$(9,472,320)
Interest and finance cost	1,204,172	762,815	2,005,339	2,568,985	2,415,855
Loss /(Gain) on derivatives, net	268,568	(2,830,205)	5,637,347	5,588,479	10,943,316
Depreciation and amortization	4,157,476	3,955,309	9,059,792	12,024,829	11,847,628
Adjusted EBITDA	$9,774,701	$6,292,846	$13,487,782	$15,331,596	$15,734,479

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma statement of operations present our operations for the periods presented, on a pro forma basis as if the transactions described below had occurred on April 1, 2012. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to such transactions.

        The unaudited pro forma statements of operations for the year ended March 31, 2013 and for the nine months ended December 31, 2013 give effect to the acquisition of the Predecessor Businesses (the "Acquisition") as if they had occurred on April 1, 2012. The pro forma statement of operations do not reflect a pro forma impact of the two asset acquisitions of the VLGC newbuilding contract and 1.5 purchase option contracts or the thirteen VLGC newbuilding contracts acquired from SeaDor Holdings and Scorpio Tankers, respectively. The asset acquisitions are reflected from the date of actual acquisition of the assets.

        The unaudited pro forma condensed statements of operations do not purport to represent what our results of operations would actually have been, had the related transactions in fact occurred on April 1, 2012. Nor do they purport to project our results of operations at any future date. Investors are cautioned not to place undue reliance on this unaudited pro forma condensed financial information.

        Certain adjustments are based on currently available information and estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the transactions described below and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma condensed statement of operations.

        We were incorporated on July 1, 2013 under the laws of the Republic of the Marshall Islands for the purpose of owning and operating LPG carriers. As described in Note 1 to the consolidated financial statements included herein, on July 29, 2013, in connection with our formation, we acquired the business of the four vessels in our Initial Fleet from Dorian Holdings and its affiliate, including our assumption of debt and interest rate swap obligations associated with the vessels and contracts for the construction of two newbuilding VLGCs and options to acquire an additional one and half newbuilding VLGCs which have been accounted as business acquisitions.

        The pro forma statement of operations for the year ended March 31, 2013 are comprised of historical statement of operations which have been derived from the combined audited financial statements of the Predecessor Businesses for the year ended March 31, 2013 and the pro forma adjustments. The pro forma statement of operations for the nine month period ended December 31, 2013 are comprised of the combined unaudited financial statements for the Predecessor Businesses for the period April 1, 2013 to July 28, 2013 (the date immediately prior to the sale of the vessels) and the historical unaudited consolidated financial statements of Dorian LPG Ltd. from July 1, 2013 (inception) to December 31, 2013 and the pro forma adjustments.

        The unaudited pro forma combined financial information should be read together with our financial statements and the combined financial statements of Predecessor Businesses included elsewhere in this prospectus. The table should also be read together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Unaudited Pro Forma Condensed Combined Statement of Operations
For the nine month period April 1, 2013 to December 31, 2013
All information is expressed in thousands of U.S. Dollars in thousands except share data

        The following tables set forth our summary historical and pro forma financial information as of the dates and for the periods indicated:

		Historical
	Note	Dorian	Predecessor Businesses	Pro Forma Adjustments	Pro Forma
Revenues		19,763	15,383	—	35,146
Expenses
Voyage expenses		4,638	3,624	—	8,262
Voyage expenses—related party		—	198	—	198
Vessel operating expenses		5,441	4,639	—	10,080
Management fees—related party	2	1,997	601	863	3,461
Depreciation and amortization	3	4,157	3,955	(901)	7,211
General and administrative expenses	5	131	28	—	159

Total expenses		16,364	13,045	(38)	29,371

Operating income		3,399	2,338	38	5,775
Other income/(expenses)
Interest and finance cost	4	(1,204)	(763)	(664)	(2,631)
Interest income		328	—	—	328
(Loss)/Gain on derivatives		(269)	2,830	—	2,561
Foreign currency gain/(loss), net		1,890	—	—	1,890

Total other income/(expenses), net		745	2,067	(664)	2,148

Net income		4,144	4,405	(626)	7,923
Earnings per common share, basic and diluted					$0.50
Weighted average common shares outstanding,—basic and diluted	6				15,747,192

 Summary Unaudited Pro Forma Financial Information
For the year ended March 31, 2013
Pro Forma Condensed Combined Statement of Operations
All information is expressed in thousands of U.S. Dollars in thousands except share data

	Notes	Historical(1) Predecessor Businesses	Pro Forma Adjustments	Pro Forma
Revenues		38,662	—	38,662
Expenses
Voyage expenses		8,751	—	8,751
Voyage expenses—related party		506	—	506
Vessel operating expenses		12,039	—	12,039
Management fees—related party	2	1,824	2,676	4,500
Depreciation and amortization	3	12,025	(2,659)	9,366
General and administrative expenses	5	157	—	157

Total expenses		35,302	17	35,319

Operating income		3,360	(17)	3,343
Other income/(expenses)
Interest and finance cost	4	(2,569)	(1,771)	(4,340)
Interest income		1	—	1
Loss on derivatives		(5,589)	—	(5,589)
Foreign currency loss		(54)	—	(54)

Total other expenses, net		(8,211)	(1,771)	(9,982)

Net loss		(4,851)	(1,788)	(6,639)

Loss per common share, basic and diluted				$(1.42)
Weighted average common shares outstanding,—basic and diluted	6			4,667,135

 Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
All information is expressed in thousands of U.S. Dollars except share data

(1)
Dorian was incorporated on July 1, 2013 and as a result there are no historical results of operations for Dorian prior to that date.

(2)
Represent the pro forma adjustment to reflect incremental management fees payable to Dorian's technical manager. Prior to the acquisition by Dorian, the Predecessor Businesses paid the technical manager a fee of $40,000 per month for the VLGCs and $32,000 per month for the Grendon. The pro forma adjustments reflect the revision of the fee to $93,750 per month for all vessels.

(3)
Represents the change in depreciation expense as a result of the Acquisition.

	NINE MONTHS ENDED DECEMBER 31, 2013	YEAR ENDED MARCH 31, 2013
Depreciation based on fair value of vessels(a)	$2,938	$9,013
Historical depreciation of vessel(b)	3,839	11,672

	$(901)	$(2,659)

(a)
computed based on the fair value of the vessels of $201 million allocated to the vessels in purchase accounting , which were depreciated using an estimated useful life of 25 years from the date of initial delivery from the shipyard.

(b)
computed based on the historical cost of the vessels of $253 million with a net carrying value $ 183 million depreciated using an estimated useful life of 20 years for the VLGC vessels and 25 years for the PGC vessel from the date of initial delivery from the shipyard.
(4)
Represents the incremental interest expense resulting from the modification of the Predecessor Businesses loan agreement in connection with the Acquisition.

	NINE MONTHS ENDED DECEMBER 31, 2013	YEAR ENDED MARCH 31, 2013
Pro forma bank debt interest expense(a)	$2,477	$4,142
Actual historical interest on bank debt	1,813	2,371

Incremental interest	$664	$1,771

(a)
calculated based on an assumed weighted average effective interest rate of 2.87% and average debt outstanding of $143.3 million for the year ended March 31, 2013 and $137.4 million for the period April 1, 2013 to July 28, 2013. For the period April 1, 2013 to December 31, 2013, actual historical interest includes an amount of $1.2 million, net of interest capitalized, reflecting the historical interest of Dorian LPG Ltd. for the period July 29, 2013 (date the loan was amended) to December 31, 2013. The assumed weighted average interest rate is based on the modified loan agreement entered into in connection with the Acquisition.
(5)
The pro forma adjustments do not reflect an estimate of the expected increase in general and administrative expenses that will occur as a result of becoming a public company, as such costs are not considered to be factually supportable. However, we currently expect an annual increase of approximately $300,000 to $500,000 as a result of becoming a public company upon completion of the Underwritten Public Offering.

(6)
The weighted average common shares were calculated assuming that the 4,667,135 common shares issued to Dorian Holdings for the Acquisition on the business combination date were all issued on April 1, 2012. The weighted average number of shares for the nine month period April 1, 2013 to December 31, 2013 in addition reflects the July 29, 2013 issuances of 4,667,135 common shares from an asset acquisition with SeaDor Holdings and 9,310,054 common shares in a private placement, the issuance of 16,081,081 common shares in a subsequent private placement on November 26, 2013 and the issuance of 7,990,425 common shares for the asset acquisition with Scorpio Tankers on November 26, 2013 as if these shares were issued at the date of the associated transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with our and our Predecessor Businesses' audited and unaudited consolidated and combined financial statements and related notes included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP," and are presented in U.S. Dollars unless otherwise indicated. The following discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section "Forward-Looking Statements" elsewhere in this prospectus

Overview

        We are a Marshall Islands corporation headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo-carrying capacity of greater than 80,000 cbm. Our fleet currently consists of four LPG carriers, including three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, which we refer to collectively as our Initial Fleet. In addition, we have newbuilding contracts for the construction of 19 new 84,000 cbm VLGCs at Hyundai Heavy Industries Co., Ltd., or Hyundai, and Daewoo Shipping and Marine Engineering Ltd., or Daewoo, both of which are based in South Korea, with scheduled deliveries between July 2014 and January 2016. We refer to these contracts as our VLGC Newbuilding Program.

        Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); Dorian Holdings and Kensico Capital Management which own 25.7%, 18.7% 11.3% and 9.2%, respectively, of our total shares outstanding, as of the date of this prospectus and are each represented on our board of directors. We expect that following the completion of the Underwritten Public Offering they will continue to own a substantial ownership interest in the Company's outstanding common shares and will continue to have the ability to exert significant influence over its operations.

        Our customers include global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi-year time charters, some of which may include a profit-sharing component, and spot market voyages and shorter-term time charters. While three of our vessels are currently on time charters that are set to expire in 2014, we have chartered the Captain Markos NL and our first newbuilding, the Comet, to Shell for five years beginning on or about November 1, 2014 and July 31, 2014, respectively.

        For the years ended March 31, 2013 and 2012, for the period April 1, 2013 to July 28, 2013 and for the period April 1, 2012 to December 31, 2012, the combined financial statements include the accounts of the vessel owning companies of our Initial Fleet, which we refer to collectively as our Predecessor or the Predecessor Businesses. Our financial position, results of operations and cash flows reflected in our Predecessor combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts in the evaluation of our business and operations including the following:

Vessel Revenue

        Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including levels of demand and supply in the LPG shipping industry; the age, condition and specifications of our vessels; the duration of our charters; the timing of when the profit sharing arrangements are earned; the amount of time that we spend positioning our vessels; the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and other factors affecting rates for LPG vessels.

        We generate revenue by providing seaborne transportation services to customers pursuant to two types of contractual relationships:

        Time Charters.    A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, with terms ranging up to seven years. In addition, we also have profit sharing arrangements with some of our customers that provide for additional payments above a floor monthly rate (usually up to an agreed ceiling) based on the actual, average daily rate quoted by the Baltic Exchange for Very Large Gas Carriers on the benchmark Ras Tanura-Chiba route over an agreed time period converted to a Time Charter Equivalent monthly rate. For the period July 1 (Inception) to December 31, 2013, approximately 55.0% of our revenue was generated pursuant to time charters.

        Voyage Charters.    A voyage charter is a contract for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or "spot" market rate, typically on a price per ton of product carried. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Revenues for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. For the period July 1, 2013 (Inception) to December 31, 2013, approximately 45.0% of our revenue was generated pursuant to voyage charters.

        Calendar Days.    We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

        Available Days.    We define available days as calendar days less aggregate off-hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

        Operating Days.    We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance and for charter voyages less the aggregate number of days our vessels are idle in between voyages. We use operating days to measure the number of days in a period that our operating vessels are on hire.

        Fleet Utilization.    We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

        Time Charter Equivalent Rate.    Time charter equivalent rate, or "TCE rate", is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

        Voyage Expenses.    Voyage expenses are all expenses unique to a particular voyage, including bunker fuel consumption, port expenses, canal fees, charter hire commissions, war risk insurance and security costs. Voyage expenses are typically paid by us under voyage charters and by the charterer under time charters. Accordingly, we generally only incur voyage expenses for our own account when performing voyage charters or during repositioning voyages between time charters for which no cargo is available or travelling to or from drydocking. Our gross revenue under voyage charters are generally higher than under comparable time charters so as to compensate us for bearing all voyage expenses. As a result, our revenue and voyage expenses may vary significantly depending on our mix of time charters and voyage charters.

        Vessel Operating Expenses.    Vessel operating expenses are expenses that are not unique to a specific voyage. Vessel operating expenses are paid by us under each of our charter types (as we do not employ our vessels on bare boat charters). Vessel operating expenses include crew wages and related costs, the costs for lubricants, insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the expansion of our fleet and are subject to change because of higher crew costs, higher insurance premiums, unexpected repair expenses and general inflation. Furthermore we expect maintenance costs will increase as our vessels age.

        Daily Vessel Operating Expenses.    Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.

        Management Fees—Related Party.    Management fees to related parties are paid pursuant to management agreements entered into by each vessel owning subsidiary with Dorian (Hellas) S.A. ("Dorian (Hellas)" or the "Manager"). The Manager provides the financial, strategic, technical, crew and commercial management as well as insurance and accounting services to the vessel owning subsidiaries for a fee of $93,750 per vessel payable one month in advance effective from July 29, 2013. Prior to July 29, 2013 our Predecessor paid a fixed monthly management fee of $40,000 per VLGC and $32,000 for our 5,000 cbm pressurized vessel.

        In addition, our Manager provides the Company with pre-delivery services until the date of delivery of each newbuilding. Pre-delivery services include engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process for a fee of $15,000 per month for each newbuilding contract. The fees for pre-delivery services are capitalized to the cost of the vessels under construction.

        The management fees are charged on a monthly basis per vessel and newbuilding contract and the total fees are affected by the number of vessels in our fleet and the number of newbuilding contracts managed. Following the transition of our management operations to our wholly owned subsidiaries which is expected to occur by June 30, 2014, we will pay no further management fees as all such functions will be in-house. We expect the cost for these functions to approximate the level of management fees charged under these management contracts as of December 31, 2013. As our fleet grows, including with the delivery of our contracted newbuildings, the aggregate cost of these management functions will increase.

        Depreciation and Amortization.    We depreciate our vessels on a straight-line basis using an estimated useful life of 25 years and after considering estimated salvage values. Our Predecessor used an estimated useful life of 20 years to 25 years depending on the type of vessel.

        We amortize the cost of capitalized drydocking expenditures on a straight-line basis over the period through the date the next drydocking/special survey is scheduled to become due.

        General and Administrative Expenses.    General and administrative expenses principally consist of the costs incurred in the corporate administration of the vessel and non-vessel owning subsidiaries. Following the Underwritten Public Offering, we will incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. Concurrent with or following the Underwritten Public Offering, we expect to grant awards to our directors and officers of an aggregate of up to 300,000 shares of restricted stock that we anticipate will vest over five years that would result in an increase in expenses. Compensation expense will be measured at the grant date based on the estimated fair value of the awards and will be recognized over the vesting period. Please read "Management—Equity Incentive Plan."

        Drydocking.    We must periodically drydock each of our vessels for any major repairs and maintenance and for inspection of the underwater parts of the vessel that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches fifteen years of age and thereafter every 2.5 years. We capitalize costs associated with the drydockings and amortize these costs on a straight-line basis over the period through the date the next survey is scheduled to become due under the "Deferral" method permitted under U.S. GAAP. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Results of Operations—Dorian LPG Ltd.

For the period from July 1, 2013 (Inception) to December 31, 2013

        The Company remained substantially inactive for the period from July 1, 2013 until July 29, 2013, the date of our business combination with the Predecessor Businesses of Dorian LPG Ltd. The results of operations of the Company for the period July 1, 2013 through December 31, 2013 include the operations of our Initial Fleet, comprising four vessels from the date we acquired them on July 29, 2013.

Revenues

        Revenues of $19.8 million for the period July 1, 2013 to December 31, 2013 represent charter hire and voyage charters earned for our three VLGC vessels and our pressurized 5,000 cbm vessel. Revenues from time charter hire earned for our two VLGC vessels and the Grendon amounted to $10.9 million, of which $3.8 million represented profit sharing, and revenues from voyage charter for one VLGC vessel amounted to $8.9 million. The Captain Nicholas ML was in drydock for the period from August 28, 2013 to September 14, 2013 and did not earn revenue during this time.

Voyage Expenses

        Voyage expenses were approximately $4.6 million during the period July 1, 2013 to December 31, 2013. Voyage expenses mainly related to bunkers of $3.7 million, port charges of $0.5 million, brokers' commissions of $0.3 million and security costs of $0.1 million.

Vessel Operating Expenses

        Vessel operating expenses were approximately $5.4 million during the period July 1, 2013 to December 31, 2013, or $8,719 per vessel per calendar day. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors, as discussed above.

Management Fees—related party

        Management fees expensed for the period July 1, 2013 to December 31, 2013 represent fees charged by Dorian (Hellas) amounting to approximately $2.0 million representing $93,750 per vessel per month in accordance with our management agreements entered into with Dorian (Hellas) for the period since the acquisition of our vessels. The management fees are charged on a monthly basis per vessel and the total fees are affected by the number of vessels in our fleet.

Depreciation and Amortization

        Depreciation and amortization was approximately $4.2 million for the period July 1, 2013 to December 31, 2013 and mainly relates to depreciation expense for our Initial Fleet from the date of acquisition, July 29, 2013. The depreciation and amortization for a full year for our Initial Fleet is expected to amount to approximately $10.1 million, assuming all other variables are held constant.

Interest and Finance Costs

        Interest and finance costs amounted to approximately $1.2 million for the period July 1, 2013 to December 31, 2013. The interest and finance costs consisted of interest incurred on our bank debt of $1.1 million, amortization of financing costs, other financial expenses of $0.5 million less $0.4 million interest costs capitalized to the cost of our vessels under construction. The average indebtedness during the period was $133.7 million and the outstanding balance of our long-term debt as of December 31, 2013, was $132.2 million.

Interest Income

        Interest income amounted to approximately $0.3 million for the period July 1, 2013 to December 31, 2013 derived from short term bank deposits.

Loss on Derivatives—net

        Loss on derivatives—net, amounted to approximately $0.3 million for the period July 1, 2013 to December 31, 2013. The net loss on derivatives comprised of a realized loss of $2.4 million, partially offset by an unrealized gain of $2.1 million from the changes in the fair value of the interest rate swaps.

Foreign currency gain

        Foreign currency gain amounted to approximately $1.9 million for the period July 1, 2013 to December 31, 2013, and comprised mainly of realized gains of $1.9 million from payments in U.S. dollars received in advance of the closing of November 26, 2013 equity private placement transactions priced in Norwegian Kroner and converted to U.S. dollars.

Results of Operations—Predecessor Businesses of Dorian LPG Ltd.

        Also included in this prospectus are the unaudited combined results of operations of the Predecessor Businesses of Dorian LPG Ltd that owned and operated the Captain Nicholas ML, Captain John NP, Captain Markos NL and LPG Grendon, respectively, prior to the sale of the vessels to us, for the periods from April 1, 2013 to July 28, 2013, and April 1, 2012 to December 31, 2012 and audited results for the years ended March 31, 2013 and March 31, 2012.

Period from April 1, 2013 to July 28, 2013

Revenues

        Revenues of $15.4 million for the period April 1, 2013 to July 28, 2013 represent charter hire and voyage charters earned for three VLGC vessels and one PGC vessel. Revenues from time charter hire earned for two VLGC vessels and one PGC vessel amounted to $9.2 million, of which $2.7 million represented profit sharing. Revenues from voyage charter for one VLGC vessel amounted to $6.2 million for the period April 1, 2013 to July 28, 2013.

Voyage Expenses

        Voyage expenses were approximately $3.8 million for the period April 1, 2013 to July 28, 2013. Voyage expenses were comprised mainly of bunkers of $2.8 million, charter hire commissions of $0.4 million, of which $0.2 million was paid to our Manager, port charges and other related expenses of $0.4 million and security costs of $0.2 million.

Vessel Operating Expenses

        Vessel operating expenses were approximately $4.6 million for the period April 1, 2013 to July 28, 2013, or $9,745 per calendar day compared to $8,246 per calendar day for the year ended March 31, 2013. The higher vessel operating expenses per calendar day for the period to July 28, 2013 are mainly due to higher spares and stores costs for one of our vessels due to repairs during this period. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel, timing of vessel repairs and other factors, as discussed above.

Management Fees—related party

        Management fees charged by our Manager for the period April 1, 2013 to July 28, 2013 were approximately $0.6 million relating to fees of $40,000 per VLGC vessel per month and $32,000 for the PGC vessel per month.

Depreciation and Amortization

        Depreciation and amortization for our fleet for the period April 1, 2013 to July 28, 2013 was $4.0 million, which comprised of depreciation of $3.9 million and amortization of deferred charges from drydock and special survey costs of approximately $0.1 million.

Interest and Finance Costs

        Interest and finance costs amounted to approximately $0.8 million for the period April 1, 2013 to July 28, 2013, of which $0.6 million related to the interest incurred on the loans for the vessels and $0.2 million related to the amortization of financing costs and other financial expenses.

Gain/(Loss) on Derivatives—net

        Gain on derivatives—net, amounted to approximately $2.8 million for the period April 1, 2013 to July 28, 2013. The gain on derivatives comprised of a gain from the changes in the fair value of the interest rate swaps, of $4.7 million due to an increase in forward Libor curve rates, partially offset by a realized loss of $1.9 million for the period April 1, 2013 to July 28, 2013.

Year ended March 31, 2013 compared to Year ended March 31, 2012

        Revenues.    Revenues increased by 11.8% to $38.7 million for the year ended March 31, 2013 from $34.6 million for the year ended March 31, 2012, and represent 1,454 available days, an increase of 29 days when compared to the year ended March 31, 2012, primarily due to:

  •
  Increases of $4.4 million in charter revenue and $0.5 million in demurrage revenue relating to one VLGC as it transitioned from time charter to voyage charter;

  •
  A decrease in profit share revenue of $0.8 million relating to one VLGC as it transitioned from time charter to voyage charter

  •
  An increase of $0.4 million in the year ended March 31, 2013 due to no drydockings in the year ended March 31, 2013.

        Voyage Expenses.    Voyage expenses, excluding voyage expenses-related party, increased by 323% to $8.8 million for the year ended March 31, 2013, from $2.1 million for the year ended March 31, 2012. The increase of $6.7 million was primarily due to additional costs of bunkers, port expenses, and charter hire commissions from the transition of one of our VLGCs moving from time charter to voyage charter in the year ended March 31, 2013.

        Vessel Operating Expenses.    Vessel operating expenses decreased by 16.5% or $2.4 million to $12.0 million, or $8,246 per calendar day, for the year ended March 31, 2013, from $14.4 million for the year ended March 31, 2012. Vessel operating expenses decreased most significantly in the areas of spares and repairs and maintenance, as drydockings were performed on the Captain John NP and the Captain Markos NL during the year ended March 31, 2012 and we took the opportunity to perform routine repairs and maintenance during the drydock period which increases these expenses. There were no drydockings performed in the year ended March 31, 2013. The vessel operating expenses per calendar day amounted to $8,246 and $9,843 per calendar day for the years ended March 31, 2013 and 2012, respectively, mainly due to the decreased spares and repairs and maintenance.

        Depreciation and Amortization.    Depreciation and amortization expense increased 1.5% to $12.0 million for the year ended March 31, 2013, from $11.8 million for the year ended March 31, 2012. This increase was primarily due to an increase in the amortization of the drydocking costs as a result of the drydockings performed in 2012.

        Interest and Finance Costs.    Interest and finance costs increased to $2.6 million for the year ended March 31, 2013, from $2.4 million for the year ended March 31, 2012. This increase was primarily due to increases in Libor rates, partially offset by a reduction in principal loan balances.

        Loss on derivatives—net.    Loss on derivatives—net, decreased by 48.9%, or $5.3 million, to $5.6 million for the year ended March 31, 2013 from $10.9 million for the year ended March 31, 2012. The decrease was due to a reduction in the unrealized losses from the changes in the fair value of the interest rate swaps, amounting to $4.6 million, and due to a reduction in the realized losses amounting to $0.7 million, mainly due to a reduction in the notional amount of the derivative.

Liquidity and Capital Resources

        Our business is capital intensive, and its future success depends on our ability to maintain a high-quality fleet through the commissioning of additional newbuildings and the acquisition of modern VLGCs. These investments will be principally subject to our expectation of future market conditions as well as our ability to acquire vessels on favorable terms. As of December 31, 2013, we had cash and cash equivalents of $291.0 million and current and non-current restricted cash of $35.4 million.

        Our primary sources of capital during the period July 1, 2013 (Inception) through December 31, 2013 were the net proceeds from the private placements of our common stock in July and November 2013, which amounted to approximately $404.7 million, after the deduction of underwriting discounts and commissions and expenses payable by us, which were used to finance the purchase of the PGC vessel, to make progress payments for our VLGCs under construction and for working capital purposes. As of December 31, 2013, we had total outstanding indebtedness of $132.2 million which was assumed from our Predecessor as part of the acquisition of our VLGC vessels, of which $9.6 million is scheduled to be repaid within the next twelve months. We are required to maintain certain minimum liquidity amounts in order to comply with our term loan facility. Please see "—Secured Term Loan Facility."

        In addition to operating expenses and financing costs, our medium-term and long-term liquidity needs primarily relate to contractual commitments to build sixteen VLGCs at shipyards as of December 31, 2013 and the three additional vessels we contracted for in February 2014, with delivery dates between July 2014 and January 2016. Pursuant to our existing shipbuilding contracts, we are required to remit 40% of the total contract price to shipyards prior to the delivery of the vessels.

        As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

        We expect to finance the remaining payments amounting to $1.1 billion as of April 24, 2014 for the nineteen VLGCs to be delivered between July 2014 and January 2016 from available cash through previously issued equity, the net proceeds of the Underwritten Public Offering and borrowings under new credit facilities to be negotiated with banks. We intend to finance the VLGC to be delivered in August 2014 entirely with existing restricted cash. Restricted cash will be reduced as advance payments for this vessel are made to the shipyard. As of December 31, 2013, restricted cash relating to this vessel was $30.9 million. This vessel will be pledged to the Royal Bank of Scotland under our existing secured credit facility upon its delivery from the shipyard.

        Our dividend policy will also impact our future liquidity position. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may only declare or pay any dividends from our free cash flow and may not do so if i) an event of default is occurring or ii) the payment of such dividend would result in an event of default. Our vessel owning subsidiaries who are party to our Secured Term Loan Facility are prohibited from paying dividends without the consent of the lender. Please see "Dividend Policy."

        We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months. In the event we acquire any additional vessels or commission any additional newbuildings, we will rely on additional equity and debt financing alternatives.

        On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares at a price of NOK110.00 per share for gross proceeds of $100.0 million and net proceeds of approximately $96.0 million. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor at a price of NOK110.00 per share for gross proceeds of $26.0 million. Subsequent to these private placements, we have 49,777,710 common shares issued and outstanding.

Cash Flows

        The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Successor (Unaudited)	Predecessor (Unaudited)		Predecessor (Audited)
	July 1, 2013 to December 31, 2013		April 1, 2012 to December 31, 2012	Years ended March 31,
		April 1, 2013 to July 28, 2013
				2013	2012
Net cash provided by operating activities	$6,474,810	$4,670,470	$5,570,304	$8,255,783	$10,329,677
Net cash used in investing activities	(115,707,989)	(90,492)	(353,183)	(469,929)	(309,717)
Net cash provided/(used) in financing activities	400,174,661	(5,606,000)	(5,007,000)	(8,784,500)	(10,397,000)
Net increase/(decrease) in cash and cash equivalents	290,952,503	(1,026,022)	210,121	(998,646)	(377,040)

        Operating Cash Flows.    Net cash provided by operating activities for the period July 1, 2013 to December 31, 2013 amounted to $6.5 million, as a result of favorable movements in working capital which were offset partially by payments for drydocking costs of $343,484.

        Predecessor:    Net cash provided by operating activities amounted to $4.7 million for the period April 1, 2013 to July 28, 2013 representing 476 calendar days and $5.6 million, representing 1,100 calendar days, for the nine month period ended December 31, 2012. This decrease was due primarily to fewer calendar days and a 17.3% increase in daily vessel operating expenses in the period ended July 28, 2013, compared to the nine month period ended December 31, 2012, partially offset by a 13.1% increase in daily revenues in the period ended July 28, 2013, compared to the nine month period ended December 31, 2012. The higher daily revenues was a function of higher fleet utilization, higher voyage charter rates earned on the VLGC vessel that was employed in the spot market and an increase in profit sharing revenues earned from the two VLGC vessels which were employed under time charter agreements with profit sharing provisions in the relevant periods.

        Net cash provided by operating activities for the year ended March 31, 2013 decreased to $8.3 million from $10.3 million for the year ended March 31, 2012, a decrease of 19.4%. This $2.0 million decrease in cash provided by operating activities for the year ended March 31, 2013, was primarily due to adverse movements in working capital, offset partially by an increase in revenue per calendar day of $2,867 due to a transition for one of the VLGCs to voyage charter from time charter and a 16.3% decrease in daily vessel operating expenses.

        Net cash flow from operating activities depends upon overall profitability of the Company, the timing and amount of payments for: drydocking expenditures, any unscheduled repairs and maintenance activity, fluctuations in working capital balances, bunker costs and market rates to the extent we have vessels employed on voyage charters.

        Investing Cash Flows.    Net cash used in investing activities of $115.7 million for the period July 1, 2013 to December 31, 2013 consisted of a net increase in restricted cash of $35.4 million, which was comprised of an increase of $71.1 million from the original funding of the account from the July 2013 private placement offset by a decrease of $35.6 million due to an accelerated payment of $28.4 million to the shipyard in return for a reduction in the contract price of the vessel and the scheduled payment of $7.2 million, net payments to acquire the Predecessor Businesses of $13.7 million and payments for vessels and vessels under construction of $ 66.5 million.

        Predecessor:    Net cash used in investing activities decreased to $0.1 million for the period from April 1, 2013 to July 28, 2013 from $0.4 million for the nine month period ended December 31, 2012 as a result of a reduction in payments for vessel improvements. Net cash used in investing activities increased to $0.5 million for the year ended March 31, 2013 from $0.3 million for the year ended March 31, 2012, an increase of 66.7% or $0.2 million. The increase was due mainly to increased payments for vessel improvements.

        Financing Cash Flows.    Net cash provided by financing activities was $400.1 million for the period July 1, 2013 to December 31, 2013 and consisted of cash proceeds from two private placements of common shares totaling $413.3 million, offset partially by repayments of long term debt of $3.0 million, payment of financing costs of $1.5 million and payments relating to equity issuance costs of $8.7 million.

        Predecessor:    Net cash used in financing activities amounted to $5.6 million, $5.0 million, $8.8 million and $10.4 million for the period April 1, 2013 to July 28, 2013 and the nine months ended December 31, 2012 and the years ended March 31 2013 and 2012, respectively, and reflects the scheduled repayments due under our long-term debt.

        Capital Expenditures.    LPG transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

        During the period July 1, 2013 to December 31, 2013 we acquired the four vessels which comprise our Initial Fleet.

        We are required to complete a special survey for a vessel once every five years and an intermediate survey every 2.5 years after the first special survey. Drydocking each vessel takes approximately 10-20 days.

        We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) for each of our vessels. The Captain Nicholas ML incurred seventeen days off hire during the period July 1, 2013 to December 31, 2013 and $600,394 of drydocking costs of which $343,484 was paid as of December 31, 2013.

        As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of a special survey to be $1,000,000 and the cost of an intermediate survey to be $100,000. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs. We are not aware of any future regulatory changes or environmental laws that we expect to have a material impact on our current or future results of operations that we have not already considered. Please see "Risk Factors—Risks Relating to Our Company—We may incur substantial costs for the drydocking or replacement of our vessels as they age."

Secured Term Loan Facility

        Dorian LPG Ltd. and certain of our vessel-owning subsidiaries entered into a secured term loan facility with the Royal Bank of Scotland beginning on July 29, 2013 or the "July 29 secured term loan facility," pursuant to which the Company assumed the debt obligations associated with the financing of the vessels that were acquired through the acquisition of CMNL LPG Transport LLC (CMNL), CJNP LPG Transport LLC (CJNP) and CNML LPG Transport LLC (CNML). The prior loan arrangement associated with those vessels required approval from the lender to change the ultimate beneficial owner of the vessels and agreement from the lender to transfer the borrowings to another party. As a consequence, the Company and the lender negotiated new borrowing terms in connection with this transaction. The new terms are described below. The total borrowings outstanding immediately prior to the debt modification and immediately after remained the same.

        CMNL, CJNP, CNML and Corsair LPG Transport LLC (Corsair), as joint and several borrowers, and Dorian LPG Ltd as parent guarantor entered into a loan facility for an amount of $135.2 million, which replaced the prior borrowing arrangements of the Predecessor. The loan facility is divided into three tranches. Tranche A of $47.6 million, Tranche B of $34.5 million and Tranche C of up to $53.1 million and is associated with each of the Captain John NP, Captain Markos NL and the Captain Nicholas ML, respectively.

        Tranche A is payable in twelve equal semi-annual installments each in the amount of $1.7 million commencing on September 24, 2013 plus a balloon of $27.2 million payable concurrently with the last installment on March 24, 2019.

        Tranche B is payable in eleven equal semi-annual installments each in the amount of $1.3 million commencing on November 17, 2013 plus a balloon of $20.5 million payable concurrently with the last installment on November 17, 2018.

        Tranche C is payable in fourteen equal semi-annual installments each in the amount of $1.8 million commencing on January 21, 2014 plus a balloon of $27.5 million payable concurrently with the last installment on July 21, 2020.

        The loan facility bears interest at LIBOR plus a margin of 1.5% per annum until the delivery of the vessel under construction contracted by Corsair but no later than September 30, 2014, upon which the margin will increase to 2.0%. The margin will be increased to 2.5% one year from the delivery of the Corsair Vessel until maturity.

        The loan facility is secured by first priority mortgages on the vessels financed and first assignments of all freights, earnings and insurances. In addition the Borrowers are obliged to maintain $66.5 million in a restricted cash account (the "Newbuilding Cash Collateral") which is reduced on the date of the second, third and fourth pre-delivery shipyard installments for the Corsair Vessel to $59.15 million, $51.7 million and $44.4 million, respectively and on delivery of the Corsair Vessel is reduced in full, unless otherwise agreed by the parties. In October 2013, the parties agreed to an accelerated payment of $28.4 million for the Corsair vessel in return for a reduction in the contract price of the vessel, resulting in an accelerated reduction in the amount of the restricted cash account. The Corsair Vessel will be mortgaged as security upon delivery.

        The loan facility also requires the Borrowers to maintain a minimum market adjusted security cover ratio (the "Security Cover Ratio") equal to at least 125% of the aggregate of the outstanding loan balance and 50% of the related swap exposure up to September 2014 or 100% thereafter, at all times using vessel values received from an approved independent ship broker. In the event of non-compliance the Borrowers will be required within one month of being notified in writing by the lender to make such prepayment or provide such additional security to restore the security cover ratio. In the event the lender agrees to release Corsair or another borrower approved by the lender from joint and several liabilities under the agreement, the minimum market adjusted security cover is adjusted to 175% and the margin will be increased to 2.75%.

        The loan facility also contains customary covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan facility also requires that Dorian Holdings maintain a minimum ownership percentage. The loan facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Borrowers from paying dividends. However, the loan facility permits the Borrowers to make expenditures to fund our administration and operation.

        We paid arrangement and agency fees at the time of the closing of the July 29 secured loan facility. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of three, six or twelve months at the Company's option or any period if agreed by the lender.

        Prepayments/Repayments.    The Borrowers may voluntarily prepay indebtedness under our secured term loan facility at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. The Borrowers may not reborrow any amount that has been so prepaid.

        The loans require semi-annual amortization repayments. Any remaining outstanding principal amounts not otherwise paid must be repaid on the expiration date of the facilities.

        Financial Covenants.    The secured loan agreement contains the following financial covenants which the Company is required to comply with, calculated on a consolidated basis, determined and defined according to the provisions of the loan agreement:

  •
  The ratio of cash flow from operations before interest expense to cash debt service costs (Debt Service Coverage Ratio) shall not be less than 0.75:1 through December 31, 2013, 0.8:1 through December 31, 2014; and 1:1 at all times thereafter.

  •
  The Minimum Shareholders' Funds as adjusted for any reduction in the vessel fair market value shall not be less than $85 million;

  •
  The ratio of Total Debt to Shareholders Funds shall not exceed 150% at all times;

  •
  Minimum cash of $10 million at the end of each quarter and $1.5 million per mortgaged vessel at all times.

        Restrictive Covenants.    The secured term loan facility provides that the Borrowers may not pay dividends to us. However, the loan facility permits the Borrowers to make expenditures to fund our administration and operation. The secured term loan facility also limits the Borrowers from, among other things, incurring additional indebtedness, or entering into mergers and divestitures, or entering into bareboat charters. The secured term loan facility also contains general covenants that will require the Borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

        As of December 31, 2013, we were in compliance with all of the covenants contained in our loan agreement with RBS.

        Interest Rate Swaps.    The Company uses interest rate swaps for the management of interest rate risk exposure. We have five interest rate swap agreements which convert part of our floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 18 to our unaudited interim condensed consolidated financial statements for the period July 1 to December 31, 2013 included elsewhere in this prospectus.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2013:

		Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt obligations	$132,246,000	$9,612,000	$19,224,000	$39,680,000	$63,730,000
Interest payments(2)	41,212,422	7,706,254	15,390,914	13,328,793	4,786,461
Management Fees(3)	2,460,000	2,460,000	—	—	—
Remaining payments on vessels under construction(5)	1,043,805,040	365,005,040	678,800,000	—	—

Total	$1,219,723,462	$384,783,294	$713,414,914	$53,008,793	$68,516,461

        The following table summarizes our pro forma contractual obligations as of December 31, 2013(1):

		Pro forma Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt obligations	$132,246,000	$9,612,000	$19,224,000	$39,680,000	$63,730,000
Interest payments(2)	41,212,422	7,706,254	15,390,914	13,328,793	4,786,461
Management Fees(4)	3,881,250	3,881,250	—	—	—
Remaining payments on vessels under construction(5)	1,260,498,550	415,566,859	844,931,691	—	—

Total	$1,437,838,222	$436,766,363	$879,546,605	$53,008,793	$68,516,461

(1)
The pro forma payments reflect the effect of the February 21, 2014 execution of three newbuilding contracts pursuant to an option agreement with Hyundai Heavy Industries Co. Ltd., with a total contract price of $216.7 million and $0.1 million relating to management fees for pre-delivery services.

(2)
Our interest commitment on our long-term debt is calculated based on an as assumed LIBOR rate of 0.348% (the six-month LIBOR rate as of December 31, 2013), plus the applicable margin for the respective period as per the loan agreement and the estimated net settlement of our interest rate swaps.

(3)
Includes management fees under the management agreements through April 29, 2014, the termination date of the management agreements.

(4)
Includes management fees under the management agreements through June 30, 2014 to reflect the extension of the expected termination date of the management agreements.

(5)
Includes $9.7 million of commitments for additional features not included in the contract price of the vessels.

Off-Balance Sheet Arrangements

        We currently do not have any off-balance sheet arrangements.

Critical Accounting Estimates

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to the historical consolidated financial statements included elsewhere in this prospectus.

        Vessel Depreciation.    The cost of our vessels less their estimated residual value is depreciated on a straight-line basis over the vessels' estimated useful lives. We estimate the useful life of each of our vessels to be 25 years from the date the vessel was originally delivered from the shipyard. Based on the current market and the types of vessels we plan to purchase, we expect the residual values of our vessels will be based upon a value of approximately $400 per lightweight ton. An increase in the useful life of our vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows. A decrease in the useful life of our vessel or in its residual value would have the effect of increasing the annual depreciation charge and possibly result in an impairment charge. A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, or poor quality of the shipbuilding or yard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

  Impairment of long-lived assets.

        We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset. The new lower cost basis would result in a lower annual depreciation than before the impairment.

        Due to the absence of indicators of potential impairment of our vessels, we have not needed to perform the tests for recoverability described above. In the event that indicators of potential impairment are present in the future, we would determine estimated net operating cash flows by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, management fees, expected offhire and scrap values. These assumptions would be based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management expects it would take into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are expected to be based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and our board of directors, and the trailing 10-year historical average one-year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date would be reasonable. Estimated outflows for operating expenses and drydocking expenses are expected to be based on historical and budgeted costs and would be adjusted for assumed inflation. Utilization would be based on historical levels achieved and estimates of a residual value consistent with scrap rates used in management's evaluation of scrap value. Such estimates and assumptions regarding expected net operating cash flows require considerable judgment and would be based upon historical experience, financial forecasts and industry trends and conditions.

        Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

  •
  reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

  •
  news and industry reports of similar vessel sales;

  •
  approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

  •
  offers that we may have received from potential purchasers of our vessels; and

  •
  vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

        As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

        We are not aware of any indicators of impairment nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

        The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2013 at which time none of the vessels listed in the table below were being held for sale:

Vessels	Capacity (Cbm)	Year Built	Date of Acquisition	Purchase Price	Carrying value(1)
Captain Nicholas ML	82,000	2008	7/29/2013	67,848,473	66,875,237
Captain John NP	82,000	2007	7/29/2013	65,187,174	63,890,240
Captain Markos NL	82,000	2006	7/29/2013	61,421,882	60,180,878
Grendon	5,000	1996	7/29/2013	6,625,000	6,321,815

				201,082,529	197,268,170

(1)
Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our financial statements). As of December 31, 2013, the estimated market value of each of our vessels is greater than its carrying value and hence no impairment was recorded. Impairment charges, if any, would be determined as described above.

        Drydocking and special survey costs.    We must periodically drydock each of our vessels to comply with industry standards, regulatory requirements and certifications. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half years.

        Drydocking costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, luboil consumption, insurance, management fees or management costs during the drydock period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

        If a drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The nature of the work performed and the number of drydockings undertaken in a given period determine the level of drydocking expenditures.

        Fair Value of Derivative Instruments.    We use derivative financial instruments to manage interest rate risks. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date

        The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by the LIBOR interest yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rates also materially impact our interest.

        The fair value of our interest swap agreements is also affected by changes in our own and our counterparty specific credit risk included in the discount factor. Our estimate of our counterparty's credit risk is based on the credit default swap spread of the relevant counterparty which is publicly available. The process of determining our own credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile, which includes consideration of the margin we would be able to secure for future financing. A 10% increase / decrease in our own or our counterparty credit risk would not have had a significant impact on the fair value of our interest rate swaps.

        The LIBOR interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

        Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material.

Compliance with New Accounting Standards

        We have elected to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards under the JOBS Act and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Recent Accounting Pronouncements

        Management does not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

        The LPG shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt contains interest rates that fluctuate with LIBOR. The Company has entered into interest rate swap agreements to economically hedge its exposure to fluctuations of interest rate risk associated with substantially all of its borrowings. As of March 31, 2013 and 2012, we had economically hedged approximately 97% and 98%, respectively, of our debt to changes in interest rates, and hence we were not materially exposed to interest rate risk. Increasing interest rates could however adversely impact future earnings on new borrowings.

Foreign Currency Exchange Rate Risk

        Our primary economic environment is the international LPG shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, our revenues are in U.S. dollars and the majority of our operating expenses are in U.S. dollars. However, we incur some of our expenses in other currencies, particularly the Euro, the Japanese Yen and the Singapore Dollar. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the cost of us paying such expenses. For the years ended March 31, 2013 and 2012, 11% and 15% of our Predecessor's expenses, respectively (excluding depreciation and amortization, interest and finance costs and gain/loss on derivatives), were in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial. We do not have foreign exchange exposure in respect of our credit facility and interest rate swap agreements, as these are denominated in U.S. dollars.

        The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

Inflation

        Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Please read "Risk Factors—We may be unable to attract and retain key management personnel and other employees in the shipping industry without incurring substantial expense as a result of rising crew costs, which may negatively affect the effectiveness of our management and our results of operation." A shortage of qualified officers makes it more difficult to crew our vessels and may increasing our operating costs. If this shortage were to continue or worsen, it may impair out ability to operate and could have an adverse effect on our business, financial condition and operating results" and "Business—Crewing and Staff." Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessels employed on voyage charters increases. In the case of the 3 of our 4 vessels that are time-chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. Please read "Risk Factors—Changes in fuel, or bunker, prices may adversely affect profits.

Seasonality

        Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our fiscal quarters ending June 30 and September 30 and relatively weaker during our fiscal quarters ending December 31 and March 31, although 12-month time charter rates tend to smooth these short-term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending December 31 and March 31, it may not be possible to re-charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which may adversely impact our business, financial condition and operating results. Please read "Our Fleet."

THE LPG SHIPPING INDUSTRY

        The information and data contained in this prospectus relating to the global shipping industry has been provided by Poten & Partners (UK) Limited or "Poten & Partners," and is taken from Poten & Partners' database and other sources. Poten & Partners has advised that: (i) some information in Poten & Partners' database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Poten & Partners's database; (iii) while Poten & Partners has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe and act as if the industry data provided by Poten & Partners is reliable and accurate in all material respects.

        Unless otherwise indicated, the following information relating to the global shipping industry reflects information and data available as of 1st of April 2014.

Introduction

        Liquefied Petroleum Gas ("LPG") shipping is a term referring to seaborne transportation services of LPG. LPG consists primarily of propane and butane, and is the second cleanest fossil energy source in CO2 emissions after pipeline gas, used for heating and fuel ("retail demand") as well as a petrochemical and refinery feedstock ("industrial demand"). These gases are transported in liquefied form to reduce volume and facilitate handling. Seaborne transportation is the most cost effective way of transporting these gases over the long distances between the major exporting and importing regions of the world.

        The LPG shipping industry has in recent years experienced significant changes. Increased natural gas production translated in an increase in the supply of associated LPG. As a result, the volume of seaborne traded LPG has risen by 16% between 2009 and 2013. Growing gas production and processing in the Arabian Gulf ("AG") and the United States ("U.S.") in particular, is expected to further increase the volumes of seaborne transported LPG by an additional 30% by 2017, compared to 2013. The strong growth in unconventional shale oil and gas production in the US has created a significant surplus of associated LPG, leading to a price differential between US LPG and the LPG being exported out of the AG, where prices are traditionally linked to crude oil prices. This price differential alongside growing U.S. export infrastructure investments is encouraging an increasingly competitive, global LPG trade with larger volumes being transported over longer distances. Growing Asian retail demand and particularly price-sensitive petrochemical demand make sourcing the lowest-priced LPG possible ever more imperative for petrochemical producers. Seaborne LPG export volumes and the associated trade routes are the primary indicators of the health of the LPG shipping market. The new and developing long haul trade from the US to Asia, which grew from 0.35 mm t/y in 2011 to 1.1 mm t/y in 2013, is likely to become among the most important routes in the seaborne LPG trade.

        With the industry shifting towards long haul and large volume trade, on the back of increased LPG supply out of the US and growing demand in Asia, 50% of the current LPG carriers orderbook is represented by the "fully refrigerated" segment best-suited to these requirements, in particular the Very Large Gas Carrier ("VLGC") segment. The fleet of LPG ships sized above 12,000 cubic meters ("cbm"), the fleet involved in regional and long haul trading, increased 35% in total capacity terms between 2009 and 2013. This growth in shipping capacity has not been sufficient to keep pace with the growth in LPG supply seen between 2011 and 2012, resulting in a strengthening of charter rates across the segments. A strong VLGC orderbook has become important to covering the necessary ton-mile demand expected to be generated by new projects. This scenario has attracted new entrants to an industry where ownership is highly fragmented with a small number of industry leaders, placing newbuild vessel orders to capitalise on the expected growth of the seaborne LPG trade.

Overview of the LPG Market

        The LPG industry was initially developed, not by the oil majors, but by smaller companies. This history shapes the industry and even though it has become more commoditised, it remains a relatively small niche market, by the standards of the wider oil, gas and refined products sector. In shipping terms, the total LPG shipping fleet amounts to some 1,270 compared to a fleet of 3,500-4,000 assets in the crude and product tankers market.

        LPG consists of propane and butane, petroleum gases which originate either from crude oil, as associated gas, and/or from natural gas, as (non-associated gas), which accounts for 60% of LPG supply. The other 40% of LPG production originates from crude oil refining. Despite being gaseous at ambient pressure and temperature, propane and butane both liquefy relatively easily under pressure, refrigeration or some combination of the two. Unlike natural gas or crude oil and its major refined products, LPG emerges as a by-product from industrial processes aimed primarily at other ends, so producers are generally unable or unwilling to moderate supply in order to match demand. Price is the one and only mechanism available to balance the market, by increasing demand in times of surplus, or to meter out limited supply in times of scarcity. In times of surplus, a fall in LPG prices incentivizes the transportation of the LPG from a region of surplus to the region in deficit. Transportation costs frequently react with a relative rise in rates.

        LPG is the second cleanest fossil energy source in CO2 emissions after pipeline gas and has numerous applications. It is used for residential/commercial heating, cooking, fuel for transport (often known as autogas) and as a feedstock in petrochemical and refinery processes.

        Although tied to refining and the production of natural gas and crude oil, LPG has its own distinct supply chain and market structures. LPG is substitutable in many of its applications and its pricing is therefore influenced by its competition with other fuels or feedstocks.

        LPG is a global industry. Much of the LPG supply is derived from countries that are distant from consuming regions. LPG is transported by ship in liquid form in large vessels such as VLGCs, where the propane and butane are kept at -42°C and -6°C respectively. There have historically been links between the prices in different regions; the Middle East, the Far East, Africa, Europe and the United States, a linkage that has grown stronger in recent years. A price differential nevertheless continues to exist between the U.S. and both the AG and Europe. Prices of US propane remain influenced by the oversupplied US domestic propane market, and are linked to natural gas prices, whereas AG and Europe prices are linked to the prices of crude oil.

        Figure 1 below provides a high-level overview of the LPG value chain.

Figure 1: The LPG value chain

Supply and Demand of LPG

LPG Supply

        The development of the natural gas and its associated Liquefied Natural Gas (LNG) industry in recent years has brought with it increasing quantities of LPG. The production of LPG from processing gas (both gas "associated" with crude oil production and "non-associated", produced in its own right) now accounts for more than 50% of total LPG output. One particularly significant contribution has come from the start-up of Qatar's LNG trains in 2011, which have resulted in a 100% rise in the country's LPG exports and made it the number one exporter worldwide at 10 mm t/y (million metric tonnes per year).

        Refinery production accounts for most of the remaining LPG production. However, refinery LPG is mostly consumed within national boundaries and only small volumes are exported.

        LPG is exported overland and by sea. Truck and rail are the most common means for overland transport, but pipeline exports also exist in certain countries. The vast majority of LPG exports are transported by sea. The seaborne trade market has developed as oil-and gas-rich countries with limited LPG requirements have sought to move their supplies to countries with large industrial and consumer demand for LPG. Due to the large distances between many areas of LPG production and consumption, seaborne transportation of LPG is either the only way, or the most cost efficient way, of transporting LPG between producing and consuming regions.

        Seaborne exports account for approximately a quarter of global LPG production. Global LPG seaborne trade has doubled since 1990, growing from a mere 33 mm t/y to surpass the 68 mm t/y mark in 2013. Figure 2 shows the development in the seaborne LPG trade.

Figure 2: Seaborne LPG trade development

        Currently, there are six regions exporting LPG. Exporting regions are typically grouped into the "Eastern" or the "Western" market, depending on if the exporting regions are located East or West of the Suez Canal. The exporting regions in the Eastern market consist of the Arabian Gulf and Asia Pacific, while the principal exporting regions for LPG in the Western market are North Africa, the North Sea, West Africa and since 2012, the United States. Overall there are around 40 exporting countries today, with ten of these countries together accounting for over two thirds of global seaborne exports. Figure 3 and Figure 4 illustrate the composition of global LPG exports and imports by region for 2013, respectively.

Figure 3: Global LPG exports by region 2013	Figure 4: Global LPG imports by region 2013

        The Arabian Gulf is the largest hub for LPG exports, mainly destined for the Asian markets. Major exporters include Saudi Arabia, Qatar and the United Arab Emirates ("UAE"). The AG accounts for approximately 50% of world seaborne trade.

        The U.S. is however set to become the largest LPG exporter in the world by 2015. While 2013 exports were only at 8.7 mm tonnes, these are expected to double by 2017 on the back of additional export projects from which supplies have already been committed to buyers. The U.S., being distant from the major import markets, has built export facilities principally oriented towards loading VLGCs, which is the primary vessel type used for large volume exports.

        Between 2008 and 2013, the US has transitioned from being considered the LPG sector's importer of last resort, to the fastest-growing LPG exporter in the world.

        North Europe/Mediterranean seaborne exports come mainly from three countries: Norway and the United Kingdom in the North Sea, and Algeria for the Mediterranean region. Altogether these producers account for 60% of Europe/Mediterranean seaborne exports. While Norwegian and UK LPG production is at best likely to remain flat, Algerian output offers great growth potential in the future.

        West African exports are primarily made up of Nigerian, Angolan and Equatorial Guinean volumes. These only represent around 5% of the international trade annually. However, their importance to the VLGC trade is greater than the market share suggests as West African exports often act as the global market's swing supplier and are able to create strong ton-mile demand when volumes are directed to the Asian markets.

        Australasia (Australia and East Timor) represents the largest exporting hub in the Asia Pacific region. Exports out of this region are based on VLGCs loading for transport to Japan, Korea and China.

LPG Demand

        The largest consumer of LPG globally is the retail market, with around 60% of the total consumption of LPG, represented by consumption of LPG for transport, heating or cooking by end-users such as individuals or businesses. Roughly 200 mm tonnes of LPG are consumed annually by the retail sector. The remaining volume, around 40% of total consumption, is absorbed by large bulk applications such as the petrochemical industry or what is termed as small bulk applications for industrial use. Within this total consumption, demand is satisfied primarily by local supply (including road, rail and barge). Seaborne imports nevertheless provide almost 25% of the total. There are around

60 countries involved in seaborne LPG imports. Asia Pacific (mainly Japan, Korea, India and China) and Europe/Mediterranean are the primary importing areas. In addition to the traditional retail (cooking, heating and autogas) demand for propane and butane, the large petrochemical industries in both regions offer a large outlet for LPG to be consumed as feedstock.

        Asia is the world's largest importing region for LPG, absorbing roughly 56% of world seaborne imports. Europe and the Mediterranean follow, with roughly 30% of the seaborne market share. Asia is the fastest growing LPG importing area, and with new Propane Dehydrogenation ("PDH") plants being constructed in China and South Korea to provide increased domestic supplies of polypropylene, Asian demand is expected to grow by 45% between 2013 and 2017.

        Latin America imports LPG solely for retail purposes. Brazil has been the largest Latin American importer of the product, importing around 25% of the region's seaborne LPG in 2013; however Chile and Ecuador on the Pacific coast are also large importers together accounting for 17% of Latin American imports in 2013. Growth of U.S. exports has prompted a rise in consumption within Central and South America. Between 2009 and 2013, imports of LPG to Latin America grew by 75%.

        Retail demand is the backbone of LPG consumption. History has shown that imports for retail demand rarely grow without governmental intervention, typically in the form of subsidies or other benefits for switching fuels. As a result, to remain competitive relative to other, cheaper fuels such as kerosene and firewood, governments are often seen as required to intervene with programmes making LPG economically viable for their populace at large. For example, in India the government has promoted the use of LPG in rural areas through a number of subsidies offered. Other countries impose a ceiling on the price of LPG that is sold to the population. Once subsidies are in place and the benefits of a comparatively clean fuel are experienced, consumers of LPG are unlikely to accept a reversal to kerosene or firewood. The continuation of subsidies remains a critical variable for the success of such scenarios.

        Petrochemical demand for propane and butane comes from on-purpose and flexible petrochemical plants. On-purpose plants are built for the specific use of propane or butane for production of propylene or butadiene. Flexible plants on the other hand are built with the capability to utilize multiple feedstocks—while many will use naphtha as a first-choice preference, they will nevertheless switch to LPG as a feedstock when the discount of LPG to naphtha becomes wide enough. As a result, this demand is termed as "price sensitive". In 2012 & 2013, low prices for propane out of the U.S. prompted a significant switch in feedstocks, with propane being the favoured feed in Europe. Propane was therefore imported from the U.S. to Europe in order to accommodate the growth in demand. Similar principles apply to propane and butane in Asia, although Asia's primary alternative to naphtha as a feedstock remains butane. Propane and butane demand as feedstock to the petrochemical industry impact directly the shipping markets as further LPG cargoes are purchased for petrochemical consumption at the expense of naphtha. Figure 5 shows the development in propane and naphtha prices in Northwest Europe, while Figure 6 shows the price spread of the propane price less the naphtha price.

Figure 5: Northwest Europe propane and naphtha prices	Figure 6: NW Europe propane and naphtha spread

        In Asia, China has strong demand for propylene used for a wide variety of applications in the plastics industry. Instead of relying on importing propylene for the production of polypropylene and other derivatives, Chinese petrochemical players are building PDH units which are expected to run on low-priced propane, currently available from the U.S.

LPG: Trade and Shipping

        LPG trade has grown at an average rate of 4% annually since 2000. The largest trade route has historically been between the Arabian Gulf and the Far East, with significant trade also moving from the AG to Western markets such as Europe and the Mediterranean region. As a result of its predominance in volume terms, the AG to Far East route has become the most liquid trade route in the LPG industry on which the Baltic LPG assessment is computed. The Baltic LPG route (LPG1) consists of an assessment of the AG to Japan (Ras Tanura—Chiba) freight rate based on a VLGC carrying 44,000 t, 5%, 1-2 grades fully-refrigerated LPG cargo, with laydays 10/40 days in advance, and vessels with a maximum age of 20 years. Information is collected from a number of major shipbrokers around the world which is then collated and published daily by the Baltic Exchange. The VLGC short term Time Charter Equivalent is computed on the Baltic's assessments converting freight rates in $/t to monthly rates in thousands of dollars per month. Figure 7 shows the number of VLGC cargoes exported out of the various regions for the period January 1, 2013 to December 31, 2013, highlighting both the importance of the AG as the main exporting region and the increasing exports from the U.S.

Figure 7: Number of VLGC cargoes exported by region in 2013

        Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. The development of low cost shale gas and associated gas liquids in the U.S. has prompted a major shift in LPG trade routes. Volumes that used to move from the AG to Europe have now been reduced and replaced by U.S. volumes. Currently, around 1.1 mm t/y is exported from the Arabian Gulf to Western markets, compared to some 2 mm t/y in 2012. The trade pattern has shifted as more Western produced cargoes are exported, primarily on VLGCs, to Eastern markets. Longer transportation routes have thus been created. This is expected to impact the supply of vessels readily available to charterers, as longer distances increase voyage durations, subsequently increasing the time vessels are unavailable to the market. Figure 8 shows the main seaborne LPG trading routes for 2013.

Figure 8: Main seaborne LPG trading routes 2013 (in millions of tonnes per year)

        Increased natural gas production, particularly in the Middle East and in the United States has been the main driver for the strong growth in world LPG exports between 2009 and 2013. The development of the West to East trade is likely to persist in the future, as Asian demand for LPG grows and low LPG prices in the U.S., incentivize the move of LPG volumes to the East. Poten & Partners project strong export growth over the next two years from Western markets, particularly the U.S.

        Figure 9 shows the long-term historical development and Poten & Partner's view on the expected future development in global seaborne LPG exports.

Figure 9: Global seaborne LPG trade development

        Figure 10 and Figure 11 show a detailed regional overview of the development in exports and imports, respectively.

Figure 10: Global seaborne LPG exports by region in 2013	Figure 11: Global seaborne LPG imports by region in 2013

Key Recent Developments

        U.S. shale gas production has increased five-fold over the last five years, and is set to continue growing. US gas plant production has represented around 58% of total LPG production in 2008. In 2012, this figure rose to nearly 65% of the total. Total US LPG production as a result has grown from the low 40 mm t in 2008 to nearly 55 mm t in 2013. Figure 12 indicates the LPG production split between refinery and gas plant in the US.

Figure 12: U.S. LPG production by source (2008-2013)

        In 2010, production from U.S. unconventional gas surged, primarily driven by the shale plays of the Bakken, Eagle Ford and Marcellus formations. Map 1 shows the location of the various shale producing areas and Figure 13 shows the historical and expected development of U.S. natural gas production.

Map 1: U.S. shale producing basins

Figure 13: U.S. natural gas production by source (1990—2040)

U.S. NGL Market Evolution

        U.S. NGL production is undergoing unprecedented change since the beginning of this decade. The once static to declining NGL market in the U.S. is now booming. The driving force behind this historical turn of events has been the so called "shale gas revolution". "Shale gas" consists of natural gas trapped within shale formations. Shale is fine-grain sedimentary rock and can contain significant volumes of oil and gas. In the recent past, extraction of hydrocarbons out of these formations was considered uneconomical. However, over the past decade, technological advancements in horizontal drilling and hydraulic fracturing made this form of natural gas and petroleum production viable. This event revolutionized a market that was considered to be in decline and led to widespread upstream, midstream and infrastructure development, resulting in a rapidly expanding industry with high production growth. Figure 13 shows the historical and expected development of U.S. natural gas production and Figure 14 shows the production of U.S. natural gas liquids.

Figure 14: U.S. Gas Plant Production of Natural Gas Liquids and Liquid Refinery Gases (EIA)

        As a result, shale gas production has grown exponentially, accounting for an increasingly large portion of total U.S. gas production. The growing shale gas production has also meant a 56% increase in NGL production in the U.S. between January 2009 and October 2013; this is primarily comprised of ethane, LPG (propane, butane and isobutane), pentanes and condensate. The fastest growing commodities in the NGL spectrum have primarily been ethane and propane. The inability of the U.S. domestic demand to consume the excessive production of those two products, has led to a collapse in the domestic price earlier in the decade. The lack of adequate infrastructure needed to move the Y-grade to the domestic consuming areas, alongside limited LPG export terminal capacity, has created an over-supplied market with rising inventories and insufficient mobility. This oversupply, together with the lack of infrastructure, prompted additional investments in inland midstream infrastructure and shoreside export infrastructure, with the intent to balance the domestic market and connect the U.S. with the international consumers. Figure 15 describes the growth of shale gas against the production developments of non-shale gas.

Figure 15: Shale vs Non-Shale Natural Gas Production (EIA)

        The oversupply of ethane has kept prices down to levels below all the other NGLs. A number of new steam-cracker projects and expansions, primarily in USGC, are set to consume a large portion of the available ethane. There are also plans aimed at exporting ethane overland to Canada and seaborne to Europe, which shall further decompress this market.

        On the propane/LPG front, LPG export terminal capacity has expanded drastically over the course of 2013 and a number of newly announced terminal projects are set to start up within the next few years. The expansion of LPG export terminal capacity should balance the US's oversupply by facilitating its movement to global LPG consuming markets. Unlike ethane, LPG has a foreign market and a network of global infrastructure already in place to receive large quantities. A number of propane dehydrogenation units (PDH plants) are planned to start up in the US in the next few years and are expected to consume some further volumes of propane.

        In 2009 the United States became, for the first time in history, a net exporter of LPG. Between 2009 and 2013, U.S. seaborne exports grew by 250%. So far, these have been mainly propane shipments. Poten estimates that these U.S. exports may increase from approximately 8.7 mm t/y in 2013 to approximately 15 mm t/y in 2015. The incremental LPG derived from U.S. shale production is expected to continue having the potential to penetrate international markets due to its excess volume and competitive pricing. Worldwide LPG price differences are a key driver for exports. Additionally, LPG is used extensively as a feedstock in the petrochemicals industry, competing with other feedstocks such as naphtha. Price differences between various feedstocks are the important drivers affecting petrochemical demand for LPG. Figure 16 shows the development in the U.S. LPG trade balance. Please note that the LPG trade balance reported by the Energy Information Administration also includes petrochemicals in addition to propane and butane.

Figure 16: US LPG trade balance

        The recent increase in exports has been driven mainly by the growth in export terminal capacity. Terminal capacity growth is backed by investments from groups including Targa Resources at Galena Park, Enterprise Products Partners at the Houston Ship Channel, Sunoco Logistics Nederland Terminal, Sunoco Marcus Hook in the East Coast and Occidental Petroleum Corporation at Ingleside. Figure 17 shows the planned growth in US LPG export terminal capacity and the equivalent number of VLGC liftings per month. Such prospective terminals service a variety of vessel sizes but if translated purely into VLGC capacity, this would represent a terminal capacity of over 80 VLGC-sized cargoes loading per month in 2017.

Figure 17: US announced LPG export terminal capacity

Figure 18: US LPG export terminal capacity and equivalent monthly VLGC liftings

Figure 19: US LPG Demand by Industry

        US LPG demand is dominated by large bulk consumption, which consists of steam cracking and propane dehydrogenation units. Relative to butane, propane is the primary feedstock used in the petrochemical industry, accounting for some 60% of large bulk demand for LPG.

        Retail demand, however, consisting of the residential, agricultural, industrial and autogas markets, fell sharply between 2008 and 2013, largely due to increased consumption of natural gas at the residential/commercial level. Poten estimates US retail demand fell from 18 mm t in 2008 to 13.3 mm t in 2013 due to lower commercial and residential use of LPG.

        Growth in domestic US petrochemical demand may reduce export volume estimates beyond 2016 as propane consuming units under construction by Enterprise Products Partners and Dow start up. Figure 20 shows the prospective propane consuming units under construction as of April 2014.

Figure 20: US prospective PDH plants

        The rise in production and low availability of export capacity in the US has caused LPG prices in the country to decrease significantly relative to all other major markets, such as Europe and the Arabian Gulf. The wide inter-regional price difference has encouraged major LPG importers in the Far East, primarily from Japan, South Korea and China, to sign medium term contracts to lift LPG out of the US's Enterprise Product Partners and Targa Resources export facilities on VLGCs.

        Several of those players, starting with Astomos Energy Corporation, have announced that they will sell propane into Japan on a U.S. pricing basis due to propane price differentials between the U.S. (as measured by the Mont Belvieu price) and the AG (as measured by the FOB AG spot propane price).

Figure 21 shows the development in propane prices in the U.S. versus the AG, while Figure 22 shows the development in the price as measured by the AG price less the US price.

Figure 21: US and AG spot propane prices	Figure 22: US and AG propane spread

        From a demand perspective, China, short of propylene, has embarked on building a series of new "on purpose" propylene production plants, so-called Propane Dehydrogenation units, which produce propylene by using propane as a feedstock. These PDH plants will run on the lowest-cost imported propane. As of September 2013, the first of a series of ten PDH plants was up and running, set to consume 750,000 t/y of propane. The remaining nine are likely to be online by 2016, with a capacity to consume another 5.5 mm t/y of imported propane.

        Figure 23 shows the development in the expected propane consumption of the PDH plants currently being constructed. Several additional Chinese PDH plants are currently in the planning stages while another two Butane Dehydrogenation Plants, "on purpose" butadiene production plants are now under construction.

Figure 23: Chinese PDH plant propane consumption

        The demand for gas carrier capacity is primarily determined by the supply of LPG, ammonia, and petrochemical gases and the distance that such gases must be transported. Shipping demand for LPG has been very strong in the VLGC segment on the back of strong US exports and the long haul voyages required. VLGCs carry more than 50% of all the LPG traded worldwide.

        Charter rates and vessel values for gas carriers are influenced by the supply of, and demand for, seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered, and the scrapping of older vessels.

        As of 1 April, 2014, there were 1,272 LPG carriers with an aggregate carrying capacity of 21.5 mm cbm in the world fleet and a further 191 carriers totalling 8.7 mm cbm on order for delivery by the end of 2017. There are 177 vessels in the world fleet above 40,000 cbm in size, and there are, 81 vessels on order and 7 vessels over 25 years of age.

The LPG Carrier Fleet

        LPG carriers are an integral part of the global energy and petrochemical industry. "LPG carrier" is the generic term used to describe any vessel that transports LPG, ammonia and/or petrochemical gases. Under normal ambient temperatures and pressures, LPG, ammonia and so-called petrochemical gases (such as ethylene and vinyl chloride monomers) exist in a gaseous state. In order to reduce their volume and facilitate handling, these products are liquefied for seaborne transportation in LPG carriers.

Fleet overview

        There are several types of LPG carriers: (i) fully-pressurised vessels that rely solely upon high pressure to maintain the gas in liquid form, (ii) fully-refrigerated vessels that maintain cargo in a liquefied state by chilling gases to temperatures below their boiling point and (iii) semi-pressurised refrigerated vessels (commonly known as semi-refrigerated vessels) employing a combination of refrigeration and pressurisation.

        As of 1 April, 2014 there were 1,272 LPG carriers in the world fleet, including: (i) 687 pressurised vessels; (ii) 314 semi-refrigerated vessels; and (iii) 271 fully-refrigerated vessels. The fully-refrigerated LPG carrier fleet had as of this date an aggregate capacity of 16.7 mm cbm, compared to 15.4 mm cbm capacity at the end of 2012. Generally, LPG and ammonia gases are transported in relatively large volumes on fully-refrigerated vessels on long-haul routes. Petrochemical gases are generally carried in semi-refrigerated or fully-pressurised vessels under 23,000 cbm. At the end of 2012, there were 145 VLGCs in service, with a capacity of 11.6 mm cbm. By April 1st 2014, this number rose by 1.1 mm cbm with thirteen new VLGC deliveries. Table 1 provides an overview of the world LPG carrier fleet and orderbook.

Table 1: World LPG carrier fleet and orderbook overview

        Not all LPG carriers are capable of carrying ammonia, ethane and certain petrochemical gases such as ethylene and VCM, the transportation of which requires specific design or containment features. The previous liquefied gas cargo(es) that the vessel has carried ("last cargo(es)") may also be a further constraint to flexibility between cargo types, as some charterers, as a general rule, will not accept certain gases as a last cargo, for example ammonia before LPG and/or petrochemicals or butadiene prior to an LPG parcel in order to avoid contaminations of the cargoes carried.

LPG carrier segments

        The ship designs and segmentation of vessel sizes of LPG carriers define their trading patterns and the typical industry lots of the product transported. Vessels above 25,000 cbm in size are almost exclusively fully-refrigerated and carry LPG or ammonia, while vessels below 25,000 cbm are typically either semi-refrigerated or pressurised with the capability to carry petrochemicals in addition to LPG and ammonia.

        Larger than 60,000 cbm—Very Large Gas Carrier:    Fully-refrigerated VLGCs represent around 60% of the LPG fleet by cubic capacity. They carry LPG on long-haul routes from the Arabian Gulf to Asia and occasionally to Europe/Mediterranean, from West Africa and North Africa to Europe/Mediterranean and the Americas and more recently from the US to Europe and Asia. The current standard designs for VLGCs are 78,000 cbm or 82,000-84,000 cbm, and most discharge ports cannot accommodate larger vessel sizes due to the physical size of the vessels or limitations in the capacity of the storage tanks on land.

        40,000-60,000 cbm—Large Gas Carrier:    LGCs are the least numerous sector of the LPG fleet but represent around 5% of the fleet by cubic capacity. They are fully-refrigerated vessels that primarily transport LPG from West Africa to the Americas and Europe, North Africa to Europe, the Arabian Gulf to Brazil. They are also used to transport ammonia, typically from the Black Sea to the US and also to Asia.

        18,000-39,999 cbm—Medium Gas Carrier:    Medium-sized Gas Carriers, or MGCs, represent around 13% of the LPG fleet by cubic capacity. They are primarily fully-refrigerated and transport LPG between the Arabian Gulf, India and the Mediterranean, as well as undertaking medium-distance cross-trades in the North Sea and Europe and exports from North Africa. They also carry ammonia from the Arabian Gulf to Asia, within Asia and Australasia, and from the Caribbean to the US.

        12,000-35,000 cbm—Large Semi-Refrigerated:    This segment primarily consists of LPG and ammonia transport vessels and represents around 6% of the overall fleet by cubic capacity. These vessels have the flexibility to carry up to 12 different cargoes and typically perform in coastal and inter-regional trades as they offer flexibility to load and discharge at refrigerated and pressurised storages alike. The main trading routes are within Europe and the Mediterranean, between the US Gulf Coast and Central America and also within South East Asia.

        3,000-11,999 cbm—Small Semi-Refrigerated:    This sector represents around 7% of the LPG fleet by cubic capacity. The principal cargoes in this segment are petrochemical gases, including ethylene. The semi-refrigerated vessels under 6,500 cbm participate primarily in short-haul trading within Europe and Asia while the vessels over 6,500 cbm also operate in the medium- to long-haul markets. In petrochemicals, the main trading routes are transatlantic, Arabian Gulf-East, intra-Europe and intra-Asia. In LPG, the main routes are intra-regional Europe, Indonesia and North/West Africa.

        0-11,600 cbm—Pressurised:    The smallest class of vessels is the most numerous, but contributes less than 9% of overall fleet capacity. The trading patterns of these vessels generally consist of short-haul "cross-trading" or intra-regional and coastal routes, which include hauls throughout the Far East, the Mediterranean, Northwest Europe and the Caribbean.

Contract Types

        A ship owner can employ a vessel in a range of ways:

        Time Charter:    Contract for hire of a vessel for a certain period of time whereby the vessel owner is responsible for providing crew and paying operating costs. The charterer is responsible for fuel and other voyage costs.

        Voyage Charter:    Income is per voyage and earnings are dependent on market conditions. All costs are to owners' account.

        Bareboat charter:    The owner charters the vessel to another company (the charterer) for a pre-agreed period and a daily rate. The charterer is responsible for operating the vessel, including crewing, maintenance and insurance and for paying charter rates.

        Contract of affreightment (COA):    An agreement to carry pre-agreed quantities of specific cargo on a particular route over a given period of time with particular ships or vessel type(s) within specified restrictions, rates and notice period. The owner is not required to use a specific vessel to transport the cargo, but instead may use any suitable vessel in the fleet.

        Long-term time charters (5-10years) are not common in the LPG industry. Most time charters in the VLGC market are done on a one-three year basis. The abundance of cargoes out of the Arabian Gulf has established liquidity in the market and has allowed for a larger spot trade for VLGCs in particular. The West of Suez region on the other hand mainly operates on a series of lifting programs which are best accommodated either through time charters or through COAs. As a result, charterers in the West favour a lower exposure to the less liquid spot market there, covering the majority of their requirements through COA and/or time charters. Simultaneously, only owners with a large number of VLGCs are able to offer COA agreements.

Fleet development

        The fleet of LPG ships sized above 12,000 cubic meters, the fleet involved in regional and long haul trade increased by 35% in total capacity terms from 2009 to 2013. Figure 24 shows the fleet age profile for vessels greater than 12,000 cbm, while Figure 25 shows the age profile of the VLGC fleet as of 1 April, 2014.

Figure 24: Global LPG carrier fleet by year built (vessels >12,000 cbm)

Figure 25: Global VLGC fleet age profile

Gas carrier orderbook

        The total available supply of LPG shipping capacity is primarily affected by the pace of newbuildings versus the removal of old vessels due to scrapping. The current total newbuild orderbook of 191 vessels represents 40% of the existing global fleet in capacity terms—51 of these newbuilds are due for delivery during 2014, 79 in 2015, 62 in 2016 and 4 scheduled for delivery in 2017. As of 1 April, 2014, 101 vessels in the fully-refrigerated size range were on order worldwide with an aggregate capacity of 7.5 mm cbm. This represents 45% of the capacity of the currently-existing fully-refrigerated fleet. Since the start of 2013, the VLGC orderbook rose by an additional 71 VLGCs, adding a further 5.9 mm cbm capacity to the VLGC orderbook. The current VLGC orderbook represents 49% of the existing VLGC fleet. Table 2 provides a detailed overview of the LPG carrier orderbook.

Table 2: World LPG carrier deliveries and orderbook profile as of 1 April, 2014

        Vessels have been growing in size and efficiency, rendering older ships less commercially attractive for trading. To date, around 1.2 mm cbm of fleet capacity is generated by vessels over 25 years of age. The LPG fleet has historically been well maintained, from a technical standpoint, to enable vessels to survive past 30 years of age yet still be utilized for trading purposes.

        The VLGC market has not witnessed any sales for recycling or demolitions since 2011. The period of 2008 to 2011 was a period characterised by low freight rates which required owners to dispose of 19 VLGCs with a capacity of 1.4 mm cbm to the scrapyards.

The VLGC market: Charter rates and asset values

        South Korea is currently the largest shipbuilders of LPG carriers. As of April 1st, 2014, South Korean yards have 62 VLGCs on order. China is second to South Korea with 11 VLGCs on order. Japanese yards have traditionally been strong players in this market, nevertheless more efficient and lower-cost South Korean yards have offered more favourable terms to shipowners. Chinese yards, which have a number of years of experience in the smaller segments such as the semi-refrigerated vessels and ethylene carriers, only made their debut in the VLGC newbuilding market in 2012. China, as of the 1st of April 2014, has 11 VLGCs on order and the country's first VLGC is expected to be delivered in 2014.

        VLGC newbuilding prices increased to very high levels, rising from $65 million in early 2004 to $90 million by the end of 2005 on the back of charter rates and vessel asset values climbing up to their own peak in 2006-2007. During the financial turmoil from late 2008-2010, asset values decreased significantly, falling to $69 million in 2010 and have only started to recover as of the start of the second half of 2013. There is no guarantee that current asset prices are sustainable, and history shows they can range widely. Recent stable newbuilding prices, matched with the strong freight rate developments seen in the VLGC sector have enticed new entrants into the market. Since the middle of 2013, near term yard capacity has been greatly reduced and VLGC Newbuilding prices have increased approximately 7% between January and December 2013. The current VLGC orderbook stands at 78 vessels and represents 49% of the existing fleet. Figure 26 shows the development in VLGC newbuilding prices over the last 25 years.

Figure 26: VLGC newbuilding prices

        Charter rates and vessel values for gas carriers are influenced by the supply of, and demand for, seaborne gas cargo carrying capacity, and are consequently volatile. The demand for gas carrier capacity is primarily determined by the supply of LPG, ammonia, petrochemical gases and derivative products, and the distance that such gases must be transported. Demand for LPG, ammonia, petrochemical gases and derivative products is, in turn, affected by general economic conditions, trends in domestic consumption and manufacturing, exports and imports and the capacity of chemical and ammonia plants, crackers and refineries worldwide. LPG production, and consequently trade, is also driven by crude oil and natural gas production and has over recent years also been affected by more stringent gas flaring and venting regulations. These regulations were introduced to reduce the burning off of natural gas and/or liquids from oil wells and refineries, as a way of lowering greenhouse gas emissions.

        Although the different gas vessel sectors have displayed some independent rate behaviour from time to time, historically there has typically been a correlation between freight rates across the different types and sizes of the LPG carrier, particularly for the small to medium sized fleet for the following reasons:

  •
  On a number of routes, there is a degree of inter-changeability between the different size categories, which tends to result in a high degree of correlation among those markets;

  •
  Some vessels are able to carry LPG, ammonia and petrochemicals alike, which tends to bring sectors closer together;

  •
  Owners and charterers operate across the vessel size ranges, which are often affected by similar factors (i.e. demand/supply balances).

        The shipping industry has historically been highly cyclical, demonstrating volatility in profitability, vessel values and charter rates as a result of changes in the supply of and demand for shipping capacity. The demand for ships is derived from the demand for the commodities they carry, which is influenced by, among other factors, general economic conditions, commodity prices, environmental concerns, weather and competition from alternative products. The LPG carrier industry in particular has been highly unpredictable, with volatility in charter rates and vessel values again resulting from changes in the supply of and demand for liquefied gases and vessel capacity, as well as changes in global trading patterns affecting ton-mile demand. Figure 27 shows the historical development in short-term LPG carrier charter rates.

Figure 27: Monthly Short term LPG carrier time charter equivalent rates

        Charter rates for the VLGC market have recovered since the start of Qatar's LNG projects in 2011. The VLGC market has always been volatile, however the change of the industry's trading patterns towards larger parcels and long haul shipping routes have prompted VLGC demand to rise and rates to strengthen. The expansion of Enterprise Products' terminal facilities, the largest US exporter, in the US was another turning point for the VLGC market. Monthly short-term charter rates for 2013 have averaged close to $1,000,000/month and in mid-2013 have reached as high as $1,800,000/month. Figure 28 shows the development of the VLGC rates between 2012 and March 2014. Utilisation rates for VLGCs have, in the trough period of 2009 and 2010, been low due to an imbalance between the number of VLGCs in service and the low export supply from the Arabian Gulf. Higher fleet utilisation has been witnessed since 2011 as VLGC demand grows, supporting higher freight rates.

Figure 28: Monthly Short term LPG carrier time charter equivalent rates

Competitive environment

        The nature of the LPG trade as a niche market and the high costs involved for building gas carriers have historically discouraged new entrants, although there has been some proliferation in ownership lately, particularly with regards to newbuilding orders.

        Quality and experience of officers and crew is an essential part of maintaining the safety record in the LPG shipping industry. Experience requirements for officers in the LPG industry are stringent, sea time and competency standards training are required for working on LPG carriers. Charterers require that personnel have sufficient time in officer rank to have acquired necessary experience beyond Dangerous Cargo Endorsement qualification and that specific short term training has been attended in addition to experience from time at sea. Several major oil companies also require that officers have a significant amount of experience working for the ship-owning company in addition to general LPG shipping experience. The inherently volatile nature of the LPG sector requires financial strength, commercial and operational expertise, and a network of qualified technical personnel and crew, all of which further add to the risk new entrants undertake.

        There are approximately 55 owners in the entire VLGC fleet, with the top ten owners possessing 43% of the total capacity in service, shown in Figure 29. The largest owner in this size range as judged by the combined capacity of existing fleet and orderbook is BW LPG, with 19 vessels in the fleet, and eight on order. Dorian LPG currently owns three VLGCs and will become the second largest VLGC owner with the youngest fleet, comprising of 22 VLGCs once delivered (19 of the 22 owned are, as of April 1st, 2014 under construction). Currently, the second largest VLGC owner is the Japanese group

JX Shipping, with 11 vessels in the fleet. Petredec Limited currently own three VLGCs, and will become the third largest group once it receives the 12 VLGCs it has on order. Around 35 other shipowners own up to two VLGCs each.

Figure 29: Top 10 VLGC owners by number of owned fleet

BUSINESS

History and Development of the Company

        We are an international LPG shipping company headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo-carrying capacity of greater than 80,000 cbm. Our founding executives have managed vessels in the LPG market since 2002 and we currently own and operate four LPG carriers, including three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, through our management function which is to be brought in-house from our existing managers by the end of the second calendar quarter of 2014. In addition, we have newbuilding contracts for the construction of 19 new fuel-efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between July 2014 and January 2016.

        Our strategy is to become one of the leading owners and operators of modern fuel-efficient VLGCs and capitalize on the growing global market for LPG transportation services. We expect demand for VLGCs to increase as long-haul and large-volume LPG trade increases, due in part to the growth of U.S. shale oil and gas production and significant demand for LPG from Asia. VLGCs are the most cost-effective vessels for the transportation of increasingly larger volumes of LPG on longer routes between exporting and importing regions. We also believe that the VLGC segment presents positive fundamentals and high barriers to entry arising from limited global shipyard capacity for VLGCs and the technical complexity of operating LPG carriers.

        Our customers include global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We believe that we have established a reputation as a safe and reliable operator of modern and technically advanced LPG carriers supporting our customers' global LPG supply chains. We also believe that these attributes, together with our strategic focus on structuring charter arrangements that meet our customers' maritime transportation needs, have contributed to our ability to attract leading charterers as our customers. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi-year time charters, some of which may include a profit-sharing component, as well as on spot market voyages and shorter-term time charters. We believe this strategy will provide us with a base of stable cash flows and high utilization rates and allow us to capitalize on profitable shorter duration opportunities, while maintaining a reasonable level of exposure to the potential downside risk of a decrease in spot market charter rates. Three of our four vessels in the water are currently employed on time charters that are set to expire in 2014, and one vessel is employed in the spot market.

        We were incorporated on July 1, 2013 under the laws of the Republic of the Marshall Islands for the purpose of owning and operating LPG carriers. On July 29, 2013, in connection with our formation, we entered into concurrent transactions in which we issued an aggregate of 18,644,324 common shares to Dorian Holdings, SeaDor Holdings and other investors, in exchange for the four vessels in our Initial Fleet, including our assumption of debt obligations associated with the vessels, contracts for the construction of three newbuilding VLGCs and options to acquire an additional three newbuilding VLGCs, which we have since exercised, and net proceeds of approximately $162 million as described in Note 1 to the consolidated financial statements included herein. On November 26, 2013, we completed the acquisition of 13 VLGC newbuilding contracts, associated deposits to shipyards and cash from Scorpio Tankers in return for 7,990,425 common shares, and we simultaneously completed a private placement in Norway of 16,081,081 common shares for net proceeds of approximately $243 million. On February 12, 2014, we completed a private placement in Norway of 5,649,200 common shares for net proceeds of approximately $96 million as described in Note 21 to the consolidated financial statements included herein. On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor as described in Note 21 to the consolidated financial statements included herein for net proceeds of approximately $25.9 million.

        Our founding executives, John Hadjipateras, our Chairman, President and Chief Executive Officer, and John Lycouris, the Chief Executive Officer of Dorian LPG (USA) LLC, have been involved in the management of shipping companies since 1972 and 1975, respectively. They have been involved in the purchase, management, and sale of over 35 vessels and have managed numerous vessels for third parties over the same time period. Mr. Hadjipateras and Mr. Lycouris have supported the management of our Predecessor Business in overseeing the vessels in our Initial Fleet since their acquisition by our Predecessor. Our founding executives and the rest of our senior management team have an average of 24 years of shipping industry experience. Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); and Dorian Holdings, which own 25.7%, 18.7% and 11.3%, respectively, of our total shares outstanding, as of the date of this prospectus. Through the longstanding industry involvement of our management, directors and major shareholders, we believe we have an extensive network of relationships with major energy companies, leading LPG shipyards, financial institutions and other key participants within the shipping sector.

Our Fleet

        Our fleet currently consists of four LPG carriers, including three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, which we refer to collectively as our Initial Fleet. In addition, we have newbuilding contracts for the construction of 19 new fuel-efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between July 2014 and January 2016. We refer to these contracts as our VLGC Newbuilding Program.

        Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. Each of our newbuildings will be an ECO-design vessel incorporating advanced fuel efficiency and emission-reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 11 years.

        The following table sets forth certain information regarding our vessels as of the date of this prospectus:

	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Scheduled Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
INITIAL FLEET
VLGC
Captain Nicholas ML(3)	82,000	Hyundai	A	2008	—	Statoil	Q2 2014
Captain John NP	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL(4)	82,000	Hyundai	A	2006	—	Statoil	Q3 2014
						Shell	Q3 2019
Small Pressure
Grendon(5)	5,000	Higaki		1996	—	Petredec	Q2 2014
VLGC NEWBUILDING PROGRAM
Comet(6)	84,000	Hyundai	B	Q3 2014	X	Shell	Q2 2019
Corsair(7)	84,000	Hyundai	B	Q3 2014	X	—	—
Corvette	84,000	Hyundai	B	Q4 2014	X	—	—
NB#4	84,000	Hyundai	B	Q2 2015	X	—	—
NB#5	84,000	Hyundai	B	Q2 2015	X	—	—
NB#6	84,000	Hyundai	B	Q2 2015	X	—	—
NB#7	84,000	Hyundai	B	Q2 2015	X	—	—
NB#8	84,000	Hyundai	B	Q3 2015	X	—	—
NB#9	84,000	Hyundai	B	Q3 2015	X	—	—
NB#10	84,000	Hyundai	B	Q3 2015	X	—	—
NB#11	84,000	Daewoo	C	Q3 2015	X	—	—
NB#12	84,000	Hyundai	B	Q4 2015	X	—	—
NB#13	84,000	Hyundai	B	Q4 2015	X	—	—
NB#14	84,000	Hyundai	B	Q4 2015	X	—	—
NB#15	84,000	Hyundai	B	Q4 2015	X	—	—
NB#16	84,000	Daewoo	C	Q4 2015	X	—	—
NB#17	84,000	Daewoo	C	Q4 2015	X	—	—
NB#18	84,000	Hyundai	B	Q1 2016	X	—	—
NB#19	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

(1)
Represents calendar year quarters.

(2)
Represents vessels with very low revolutions per minute, long-stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)
On time charter at a base rate of $700,000 per month and a 100% profit share based on average spot market rates between the base rate of $700,000 per month and a maximum rate of $1,200,000 per month.

(4)
Currently on time charter at a base rate of $500,000 per month and a 100% profit share based on average spot market rates between the base rate of $500,000 per month and a maximum rate of $1,050,000 per month. Commencing November 1, 2014, on time charter to Shell at a rate of $850,000 per month.

(5)
On time charter at a rate of $315,000 per month.

(6)
On time charter beginning on or around July 31, 2014 at a rate of $945,000 per month.

(7)
Delivery may be delayed due to a fire that took place on the vessel on April 21, 2014.

        Installment payments made by us or through acquisitions total $281.7 million under our VLGC Newbuilding Program and our remaining contractual commitments total approximately $1.1 billion, as of April 24, 2014. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the estimated remaining project costs for the vessels in our VLGC Newbuilding Program with cash on hand, the net proceeds of the Underwritten Public Offering and borrowings in an estimated amount of approximately $750 million under new credit facilities we are currently discussing with a number of banks.

Competitive Strengths

        We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the LPG shipping market, including:

        Leading position in VLGC market upon delivery of modern fleet of fuel-efficient newbuilding vessels built to high specifications.    Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. Upon completion of our VLGC Newbuilding Program, approximately 86% of our VLGC fleet will consist of fuel-efficient ECO vessels. We believe that these vessels will have average fuel savings of approximately $4,000 per day compared to non-ECO vessels of the same size. Although we can provide no assurance that ECO vessels will generate greater profits compared to non-ECO vessels, we believe that a fleet of such vessels will be more attractive to charterers and oil majors and will help drive higher revenue and increased profitability.

        In-house technical management will result in better ability to meet stringent customer standards.    By conducting our technical management in-house, we believe that we will have better control over the quality and cost of our operations. Major energy companies are highly selective in their choice of VLGC vessels and operators, particularly for medium to long-term charters, and have established strict operational and financial standards to pre-qualify, or vet, VLGC operators prior to entering into charters. In addition, major energy companies require operators to continue to comply with these standards on an ongoing basis. We have successfully completed this pre-qualification process with major energy companies, including Statoil and Shell, and remain in compliance with their required standards. Our vessel manager is ISO 9001 Quality Management, 14001 Environmental Management, OHSAS 18001 Occupational Health & Safety Management certified and in 2011, Statoil recognized the achievements of our management team with its Working Safely with Suppliers Award for outstanding Health Safety and Environmental (HSE) performance among approximately 30 shipping suppliers. We believe our established ability to comply with these rigorous and comprehensive standards will enable us to compete effectively for new charters.

        Sister vessel efficiencies.    Three of the four vessels in our Initial Fleet and all of our newbuildings are "sister ships," or vessels which are of uniform design and specification as other vessels of our fleet built at the same shipyard. We believe that operating sister ships will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation, maintenance and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister ships due to their interchangeability and the flexibility in assigning voyages associated with the use of sister vessels.

        Experienced management team with extensive industry experience and reputation for operational excellence.    Our management team has managed and operated LPG vessels for us and our Predecessor since 2002, and VLGC vessels since 2006. Our founding executives, John Hadjipateras, our Chairman, President and Chief Executive Officer, and John Lycouris, the Chief Executive Officer of Dorian LPG (USA) LLC, together with Mr. Ted Young, our Chief Financial Officer, have an average of 24 years of shipping experience. We believe this expertise, together with our reputation and track record in LPG shipping, has allowed us to maintain strong relationships with major charterers, other vessel owners and financial institutions and positions us favorably to capture additional commercial opportunities in the industry and to access financing to grow our business.

        Strong shareholder base with industry expertise.    Our principal shareholders include Scorpio Tankers Inc. (NYSE:STNG), SeaDor Holdings LLC, an affiliate of SEACOR Holdings Inc. (NYSE:CKH), and Dorian Holdings LLC. Our major shareholders and their principals, including their affiliated members of our board of directors, have longstanding maritime experience and strong relationships with key participants in the shipping sector. Although there can be no assurance that such benefits will be realized, we believe that these longstanding relationships with global energy companies, industrial users and commodity traders, along with chartering brokers, shipbuilders and financial institutions, should provide us with profitable employment opportunities in the LPG sector, as well as access to financing to grow our business through newbuild and secondhand vessel acquisitions.

Our Business Strategy

        Our strategy is to build one of the industry's leading fleets of modern fuel-efficient VLGCs in order to capitalize on the growing global market for LPG transportation services. Key elements of our business strategy include:

        Capitalize on the increasing demand for long-haul seaborne transportation of LPG.    The growth in the United States of shale-derived oil and gas rich in natural gas liquids has contributed to a significant increase in the production of LPG. According to Poten & Partners, the U.S. is expected to become the largest LPG exporter in the world. LPG exports of 8.7 million metric tons in 2013 are expected to double by 2017 as a result of additional export projects from which supplies have already been committed to buyers. In addition, Middle East exports are expected to continue to grow and demand is anticipated to be concentrated in Japan, Korea and China, thereby requiring long-haul transport from both production hubs. U.S. export facilities recently built and under construction are principally oriented towards loading VLGCs, which are the primary vessel type used for U.S. exports. We believe that VLGCs represent the most cost effective transportation option for large LPG importers.

        Grow our fleet through our VLGC Newbuilding Program and consolidate through additional vessel acquisitions.    Our newbuild contracts are with the Hyundai and Daewoo shipyards, both of which are based in South Korea and with which we have strong relationships. Upon delivery of the 19 newbuildings from our current VLGC Newbuilding Program, we expect to own and operate one of the industry's largest and youngest VLGC fleets, equipped with many of the most modern features. We also intend to make selective acquisitions within the LPG sector of newbuildings and modern, eco-friendly secondhand vessels. Furthermore, we believe that our well-established operations and commercial relationships will make us a partner of choice among smaller VLGC owners to lead a consolidation in the industry. We believe that our strong relationships with established shipyards and financial flexibility will provide us the opportunity to make additional acquisitions which are accretive to our cash flow per share, based on our judgment and experience as to prevailing market conditions, although there can be no assurance that we will succeed in making such acquisitions or that any additional acquisitions will be accretive to our cash flows.

        Continue a balanced chartering strategy that supports stable cash flows with additional upside from selected spot market exposure and our VLGC Newbuilding Program.    We believe that our balanced chartering strategy of building a portfolio of medium to long-term, fixed-rate charters for a portion of our fleet, potentially including profit sharing arrangements, coupled with exposure to the spot and short-term charter market for the balance of the fleet, will allow us to provide a steady base of revenue and cash flow along with upside exposure, while maintaining a reasonable level of exposure to the potential downside risk of a decrease in spot market charter rates. We also intend to stagger the charter re-delivery dates for our vessels to minimize re-chartering risk. Although we cannot assure you that our VLGC Newbuilding Program will generate such growth, we believe our commitment to purchase 19 additional vessels scheduled for delivery between 2014 and 2016 will enable us to achieve higher revenue, operating income and net income.

        Leverage our ability to meet rigorous industry and regulatory safety standards.    We believe that major energy companies seek reliable vessel owners as counterparties who are reputable, whose vessels are well maintained and who can provide both high quality and safe operations. We believe that our founding executives and management team have an excellent vessel safety record, are capable of fully complying with rigorous health, safety and environmental protection standards, and are committed to provide our customers with a high level of customer service and support. We believe that maintaining our excellent vessel safety record and maintaining and building on our high level of customer service and support will allow us to be successful in growing our business in the future.

        In-house commercial and technical management.    We will have fully integrated vessel management operations that will allow us to perform our commercial and technical management services in-house. We believe that our extensive experience will allow us to maintain better control over the quality of our operations than would be achieved by having these services performed by a third party. We further believe that our in-house commercial and technical management will minimize the potential for conflicts between our interests and the interests of our managers. We believe that the benefits of our in-house management capabilities will be magnified upon the completion of our VLGC Newbuilding Program given the cost benefits associated with increased scale.

        Maintain a strong balance sheet with financial strength and flexibility.    We expect to maintain a strong, flexible balance sheet by maintaining sufficient liquidity to meet our obligations and operating requirements, moderate levels of leverage and by relying on a combination of equity and debt financing for future vessel acquisitions. We intend to incur approximately $750 million of additional debt to finance the approximately $1.42 billion aggregate purchase price of our vessels, which we believe represents a moderate level of leverage relative to our peers. We believe that this approach will allow us to capitalize on favorable market opportunities and better positions us to withstand the volatility of the VLGC charter market.

Positive Industry Fundamentals

        We believe that the LPG industry has positive fundamental prospects for us to grow our business:

        The United States is expected to become the largest LPG exporter in the world.    The strong growth in unconventional shale oil and gas production in the U.S. has created a significant surplus of associated LPG. The United States became a net exporter of LPG for the first time in its history in 2009, and U.S. seaborne exports grew by 250% from 2009 to 2013. According to Poten & Partners, U.S. exports are expected to increase from approximately 8.7 mm t/y in 2013 to approximately 15.0 mm t/y in 2015, or 31% annually. This increase in exports is supported by the growth in export terminal capacity, which Poten & Partners estimates will increase by 400% from 9 million metric tons in 2013 to 45 million metric tons in 2017. U.S. LPG is priced at a significant discount to the LPG being exported out of the Arabian Gulf, as U.S. LPG pricing is influenced by cheap natural gas while Saudi Arabia pricing is based on crude oil. In particular, the wide inter-regional price difference has encouraged major LPG importers in the Far East, primarily from Japan, South Korea and China, to sign contracts to lift LPG out of U.S. export facilities. According to Poten & Partners, growing gas production and processing particularly in the United States and also in the Arabian Gulf is expected to further increase the volumes of seaborne LPG by an additional 30% by 2017, compared to 2013. There can be no assurance, however, that the forecasted growth described above will be achieved or sustained.

        Asia-driven LPG demand is expected to continue to drive longhaul seaborne LPG trade.    Seaborne LPG trade has increased rapidly, more than doubling from 33 million metric tons in 1990 to 68 million metric tons in 2013. Asia is the world's largest importing hub for LPG, absorbing roughly 56% of world seaborne imports. Asia is also the fastest growing LPG importer. Although there can be no assurance that such trends will continue, according to Poten & Partners, Asian demand is expected to grow by 45% between 2013 and 2017 as petrochemical demand is expected to increase due to lower LPG prices from the West. In addition, new PDH plants are being constructed in China and South Korea to provide "on purpose" propylene, which will allow increased domestic production of polypropylene, a key component in the plastics chain.

        VLGCs are best suited to address developing trade routes.    With strong demand fundamentals in Asia and increased LPG supply out of the U.S., the LPG industry continues to shift to long-haul and large-volume trade. The new long haul trade routes from the U.S. to Asia that are currently being established are likely to become among the most important routes in seaborne LPG trade. We believe the VLGC segment is best suited to meet these developing trade routes because it is the most cost-effective as measured by cost per metric ton and supplies LPG parcel sizes that reflect customer requirements. We believe that we are well positioned to capitalize on this favorable market trend.

        Limited VLGC shipyard capacity and high barriers to entry should restrict the supply of new VLGCs.    As of April 1, 2014, there were 158 VLGCs in the global fleet and the global orderbook contained 78 VLGCs to be delivered between 2014 and 2016, according to Poten & Partners. We believe that growth in the current orderbook will be modest, due to the relatively small number of high-quality shipyards that have successfully produced VLGCs and the long lead-time required for key components for LPG tankers. In addition, we believe that there are significant barriers to entry in the LPG shipping sector, which also limit the current orderbook due to large capital requirements, limited availability of qualified vessel personnel and the high degree of technical competency required to operate LPG vessels. We believe that the expected vessel supply growth is well matched to growth in demand for LPG shipping.

        Increasing consolidation of the global VLGC fleet.    According to Poten & Partners, there are approximately 55 owners in the global VLGC fleet, with the top ten owners possessing 43% of the total capacity in service. Upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the industry's largest VLGC fleets, as measured by both number of vessels and aggregate cargo-carrying capacity. We believe that our position as a leading owner will offer significant opportunities to grow through acquisition and to enjoy increased economies of scale in our operations. We also believe that a larger fleet will allow us to provide more service to more major energy companies on a global basis and thus become a more important part of our customers' LPG operations.

        We can provide no assurance that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. Please see "Risk Factors".

Management of Our Business

        Upon completion of our transition to in-house management prior to the end of the second calendar quarter of 2014, all technical and commercial management services for our fleet will be provided by the following wholly-owned subsidiaries:

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  Dorian LPG (USA) LLC will provide financial and commercial management services to us;

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  Dorian LPG (UK) Ltd will provide chartering, post-fixture operations, legal and risk management services for us; and

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  Dorian LPG Management Corp. (Greece) will provide technical, health/safety/environmental/quality, human resource and accounting services to us.

        We have entered into transition agreements with our existing managers, pursuant to which these management services will be brought in-house as described above and our existing management agreements will be terminated. See "Related Party Transactions—Management Agreements."

Crewing and Staff

        As of the completion of our management transition described in "Related Party Transactions—Management Agreements," approximately 30 staff employees of our wholly-owned management subsidiaries will serve onshore in technical, commercial and administrative roles in Greece, the U.S. and in the United Kingdom. We have entered into crewing agreements through our wholly-owned subsidiaries to provide the services of a substantial number of well-qualified seafarers.

        One of our top priorities is attracting and retaining motivated personnel. We believe we offer competitive employment packages and comprehensive benefits and opportunities for career development.

Classification, Inspection and Maintenance

        Every large, commercial seagoing vessel must be "classed" by a classification society. A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels under five years of age can waive drydocking provided the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies (the "IACS"). In December 2013, the IACS adopted harmonized Common Structure Rules that align with IMO goal standards. The VLGCs of our Initial Fleet are currently classed with Lloyd's Register, and the Grendon is currently classed with Nippon Kaiji Kyokai. All of the vessels in our fleet have been awarded ISM certification and are currently "in class."

        We also carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections are documented in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

        Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of the crew, the general public and the environment. We actively manage the risks inherent in our business and are committed to preventing incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators every three months to determine if remedial action is necessary to reach our targets. Our shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

Risk of Loss and Insurance

        The operation of any vessel, including LPG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosions, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

        We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and actual or constructive total loss. However, our insurance policies contain deductible amounts for which we are responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.

        We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance (marine and war risks). Under our loss of hire policies, our insurer will pay us an agreed daily rate in respect of each vessel in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days for the VLGCs in our Initial Fleet and a maximum of 90 days for the Grendon.

        Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I clubs. This insurance includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the "International Group") insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of three P&I Clubs: The Standard Club Ltd., The United Kingdom Mutual Steamship Assurance

Association (Bermuda) Limited and The London Steam-Ship Owners' Mutual Insurance Association Limited. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

Our Customers

        Our customers include international energy companies, industrial users and commodity traders. Three of our four vessels are currently on multi-year time charters that are set to expire in 2014, and we operate one VLGC in the spot market.

        Below is a brief description of some of our principal customers:

        Statoil A/S is an international energy company with operations in 33 countries covering development and production, marketing and processing, and fuel and retail. Statoil is headquartered in Stavanger, Norway with approximately 23,000 employees worldwide, and is listed on the New York and Oslo stock exchanges. It reported 2012 sales of NOK723.4 billion. Statoil accounted for 53% of our revenues for the fiscal year ended March 31, 2013 and 47% of our revenues for the period from July 1, 2013 to December 31, 2013.

        Petredec Ltd. is headquartered in Monaco and is the world's leading independent LPG logistics company. Delivering over 10 million tonnes of LPG (liquefied propane and butane) annually and with a controlled fleet of over 50 gas carriers, as well as a rapidly growing downstream presence (LPG terminals and distribution). It is owned 70% by its management and 30% by the National Shipping Corporation of Saudi Arabia. Petredec accounted for 19% of our revenues for the fiscal year ended March 31, 2013 and 8% of our revenues for the period from July 1, 2013 to December 31, 2013.

        E1 Corporation is a global supplier of LPG based in South Korea with operations including import, export, storage, and service. E1 reported 2012 sales of KRW 7.4 trillion and is listed on the Korea Stock Exchange. E1 accounted for 17% of our revenues for the fiscal year ended March 31, 2013 and 2% of our revenues for the period from July 1, 2013 to December 31, 2013.

        Royal Dutch Shell is a global energy company with 87,000 employees in more than 70 countries and a global network of LPG production and marketing. Shell generated $467,153 million in revenue in 2012. Shell will charter two of our VLGCs for five years starting in the second half of 2014.

        Kuwait Petroleum Corporation (KPC) is recognized as one of today's top ten oil and energy conglomerates. KPC overseas a fully-integrated energy network which spans over six continents and controls all state owned elements of the Kuwait oil sector. KPC accounted for 16% of our revenues for the period July 1, 2013 to December 31, 2013.

        Astomos Energy is the largest LPG-specialized supplier in the world. Astomos is headquartered in Tokyo and controls 20% of Japan's domestic LPG industry. Astomos currently owns and/or charters 24 VLGCs and handles 10 million metric tons of LPG annually.

Competition

        LPG carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. As of April 1, 2014 there were 1,272 LPG carriers with an aggregate capacity of 21.5 million cbm. As of such date, a further 191 LPG carriers of 8.7 million cbm were on order for delivery by 2017, equivalent to 40.3% of the existing fleet in capacity terms. This exceeds its long-term average and the 32% peak seen in late 2007 and early 2008. In contrast to oil tankers and drybulk carriers, according to Poten & Partners, the number of shipyards with LPG carrier experience is quite limited, and as such, a sudden influx of supply beyond what is already on order before 2016 is unlikely. In the VLGC sector in which we operate, as of

April 1, 2014, there were 158 vessels in the world fleet with 78 vessels on order for delivery by 2016. Approximately 20% of the fleet capacity in the VLGC sector is more than 20 years old.

        We believe that our young fleet positions us well to compete and upon delivery of all the vessels in our VLGC Newbuilding Program, we expect to own and operate one of the largest fleets in our size segment, which, in our view, enhances our position relative to that of our competitors.

        There are approximately 55 owners in the entire VLGC fleet, with the top ten owners possessing 43% of the total capacity in service. As of April 1, 2014, we were the second largest owner by combined capacity of fleet and orderbook in the VLGC segment with 246,000 cbm in our fleet and 1,596,000 cbm on order.

Logo and Licenses

        We have entered into a license agreement with Dorian Holdings pursuant to which Dorian Holdings has granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach), world-wide, royalty-free right and license to use the Dorian logo and "Dorian LPG" in connection with our LPG business.

Seasonality

        Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our fiscal quarters ending June 30 and September 30 and relatively weaker during our fiscal quarters ending December 31 and March 31, although 12-month time charter rates tend to smooth these short-term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending December 31 and March 31, it may not be possible to re-charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which may adversely impact our business, financial condition and operating results. Please read "Our Fleet."

Environmental and Other Regulation

General

        Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LPG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasigovernmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

        Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LPG producers.

International Maritime Organization Regulations of LPG Vessels

        The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the "MARPOL Convention." The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We are compliant with the requirement to hold a Document of Compliance under the ISM Code for LPG ships (Gas carriers).

        Vessels that transport gas, including LPG carriers are also subject to regulation under the IMO's International Gas Carrier Code (or the IGC Code). The IGC Code and similar regulations in individual member states, address fire and explosion risk posed by the transport of liquefied gases. Collectively these standards and regulations impose detailed requirements relating to the design and arrangement or cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations, including the IGC Code, upon delivery. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

        The IMO also periodically amends the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS, and its implementing regulations. SOLAS includes construction, equipment, and procedure requirements to assure the safe operation of commercial vessels. Among other things, SOLAS requires lifeboats and other life-saving appliances be provided on vessels and mandates the use of the Global Maritime Distress and Safety System, an international radio equipment and watchkeeping standard, afloat and at shore stations. The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW). New SOLAS safety requirements relating to lifeboats and safe manning of vessels, that were adopted in May 2012, came into effect on January 1, 2014. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

        In the wake of increased worldwide security concerns, after the September 11, 2001 attack in the United States, the IMO amended SOLAS and added the International Ship and Port Facilities Security Code (ISPS) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Manager has developed Ship Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code requirements.

        SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

        The IMO amended Annex I to MARPOL, by adding a new regulation relating to oil fuel tank protection that applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

        In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluoro carbons. Annex VI also includes a global cap on sulfur content of fuel oil and allows for more stringent controls on sulfur emissions in special coastal areas known as Emission Control Areas, or ECAs designated by the IMO's Marine Environmental Protection Committee (MEPC). Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009. All the vessels in our Initial Fleet have been issued IAPP Certificates.

        On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships took effect. As of January 1, 2012, fuel used to power ships could contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. However, in Emission Control Areas such as the North America ECA fuels cannot contain more than 1% sulfur with a further reduction to 0.1% on January 1, 2015. The Annex VI amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EU, which became effective on January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, with both the applicable IMO and EU sulfur regulations, by being arranged to burn compliant fuels for the area of their operation.

        Additionally, as discussed above, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee (MEPC). U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

        The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.

Bunkers Convention / Civil Liability Convention State Certificates

        The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

        Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the "CLC." Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner's personal fault and under the 1992 Protocol where the spill is caused by the owner's personal act or omission or by intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.

        In jurisdictions such as the United States where the CLC or the Bunkers Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict—liability basis.

        P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

Anti-Fouling Requirements

        In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained AFS, or Anti-fouling System Certificates for all of our vessels, which are subject to the International Convention on the Control of Harmful Anti-fouling Systems on Ships, and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

United States Environmental Regulation of LPG Vessels

        Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

        The U.S. Oil Pollution Act of 1990 (OPA90) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA90 and CERCLA would not apply to the discharge of LPG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under OPA90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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  natural resource damages and related assessment costs;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, profits or earnings capacity;

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

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  loss of subsistence use of natural resources.

        Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA90 liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

        CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances, cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances, cargo or residue. As with OPA90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

        OPA90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA90/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

        In response to the BP Deepwater Horizon oil spill, a number of bills that could potentially increase or even eliminate the limits of liability under OPA90 have been introduced in the U.S. Congress. Compliance with any new requirements of OPA90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation, regulation, or other requirements applicable to the operation of our vessels that may be implemented in the future as could adversely affect our business and ability to make distributions to our unitholders.

Clean Water Act

        The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA90 and CERCLA. In additional, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        The EPA regulates the discharge of ballast water, bilge water, and other discharges incidental to the normal operation of vessels within U.S. waters. Under EPA's rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are authorized if they meet certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types with discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

        On March 8, 2011, EPA reached a settlement with several environmental groups and the State of Michigan regarding challenges to EPA's issuance of the VGP. As part of the settlement, EPA agreed to include in the draft 2013 VGP numeric concentration-based effluent limits for organisms in discharges of ballast water. The 2013 VGP was finalized and became effective on December 19, 2013. It contains numeric effluent limits for ballast water discharges that are expressed as maximum concentrations of living organisms per unit of ballast water volume discharged. These requirements correspond with the IMO's requirements under the BWM Convention, as discussed above, and are consistent with the Coast Guard's 2012 ballast water discharge standards described below. The 2013 VGP also includes additional BMP requirements for non-ballast water discharges. EPA will implement the 2013 VGP for existing vessels on a staggered schedule, depending on their size and the date of the first drydocking between January 1, 2014 and January 1, 2016. Vessels that are constructed after December 1, 2013 are immediately subject to the new ballast water effluent limitations.

National Aquatic Invasive Species Act

        The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase significantly for ocean carriers.

        The U.S. Coast Guard revised ballast water management regulations that became effective on June 21, 2012 establish standards for allowable concentration of living organisms in ballast water discharged in U.S. waters. The revised regulations include ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water that are equivalent to those established under the IMO's BWM Convention. The revised rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 must comply with these standards on delivery and existing ships must comply by their first drydock after January 1, 2014 or no later than January 1, 2016. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. If Coast Guard-approved technologies are not available by a vessel's compliance date, the vessel may request the Coast Guard to extend the deadline for installation of such technology. Compliance with these regulations may require us to incur additional costs and other measures that may be significant.

Clean Air Act

        The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (or NOx) that will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Other Regulations

        The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and require port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

        The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

        In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulation of Greenhouse Gas Emissions

        In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

        As of January 1, 2013 all ships must comply with mandatory requirements adopted by MEPC in July 2011 in part to address greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring new ships to meet the Energy Efficiency Design Index (EEDI), for new ships, and all ships to develop and implement a Ship Energy Efficiency Management Plan (SEEMP). Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. It is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

        In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow. Any climate control legislation or other regulatory initiatives adopted by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures or operational changes to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

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  the development of vessel security plans;

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  ship identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

        We have developed security plans, appointed and trained Ship and Company Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

        Our LPG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

Legal Proceedings

        From time to time we expect to be subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Properties

        Other than our vessels, we do not own any material property.

Exchange Controls

        Under the Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non-resident shareholders.

MANAGEMENT

Directors and Senior Management

        Set forth below are the names, ages and positions of our current directors and executive officers. The services of our executive officers will be provided by our wholly-owned subsidiary, Dorian LPG (USA) LLC, upon the completion of the management transition described below under "Related Party Transactions—Management Agreements." Our directors are divided into three classes, one or another expiring each year, so that each term going forward will be three years. Each director holds office until his or her term expires or until his or her death, resignation, removal or the earlier termination of his or her term of office. All directors whose term expires are eligible for re-election. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of our directors and executive officers listed below is c/o Dorian LPG Ltd., 27 Signal Road, Stamford, Connecticut 06902.

Name	Age	Position	Term Expiration
John C. Hadjipateras	63	Chairman, President, Chief Executive Officer and Principal Executive Officer; President, Dorian LPG (USA) LLC	2016
Nigel D. Widdowson.	68	Director	2014
Charles Fabrikant	69	Director	2016
Øivind Lorentzen	63	Director	2015
Thomas J. Coleman	48	Director	2014
Eric Fabrikant	33	Director	2014
Robert Bugbee	53	Director	2015
John C. Lycouris	63	Director; Chief Executive Officer, Dorian LPG (USA) LLC	2015
David G. Savett	32	Director	2016
Alexander C. Hadjipateras	34	Executive Vice President and Secretary, Dorian LPG (USA) LLC
Theodore B. Young	46	Chief Financial Officer, Treasurer and Principal Financial and Accounting Officer; Chief Financial Officer and Treasurer, Dorian LPG (USA) LLC

*
Scorpio Tankers has the right to appoint one director on our board of directors, which is currently Mr. Bugbee, so long as Scorpio Tankers owns at least 10% of our outstanding common shares.

        Biographical information concerning the directors and executive officers listed above is set forth below.

        John C. Hadjipateras has served as Chairman of the Board and as our President and Chief Executive Officer and as President of Dorian LPG (USA) LLC since our inception in July 2013. Mr. Hadjipateras has been actively involved in the management of shipping companies since 1972. From 1972 to 1992, Mr. Hadjipateras was the Managing Director of Peninsular Maritime Ltd., in London and subsequently served as President of Eagle Ocean. He has served as a member of the board of the Greek Shipping Cooperation Committee, of the Council of Intertanko and has been a member of the Baltic Exchange since 1972 and of the American Bureau of Shipping since 2011. He also served on the Board of Advisors of the Faculty of Language and Linguistics of Georgetown University and is a trustee of Kidscape, a leading U.K. charity organization. He was a Director of SEACOR Holdings Inc., a global provider of marine transportation equipment and logistics services, from 2000 until 2013.

        Nigel D. Widdowson has served as a director of the Board since our inception in July 2013. Mr. Widdowson is currently a Director of Eagle Ocean Transport, a position he has held since 2002.

Mr. Widdowson has spent over 40 years in tanker chartering and arranging for the sale and purchase of vessels operating for entities located in in London and New York. Mr. Widdowson's key focus areas include strategy development, market analysis, and managing relationships with key customers focusing on the LPG market.

        Charles Fabrikant has served as a director of the Board since July 2013. Mr. Fabrikant currently serves as Executive Chairman of the Board and an officer and a director of SEACOR Holdings Inc. and several of its subsidiaries. Mr. Fabrikant is a director of Diamond Offshore Drilling, Inc., a contract oil and gas driller and Hawker Pacific Airservices Limited, an aviation sales product support company. Mr. Fabrikant serves as the Non-Executive Chairman of the Board of Era Group Inc., an international helicopter operator. He served as the President and Chief Executive Officer of Era Group Inc. from October 2011 through April 2012. He is also President of Fabrikant International Corporation, a privately owned corporation engaged in marine investments. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University.

        Øivind Lorentzen has served as a director of the Board since July 2013. Mr. Lorentzen is currently Chief Executive Officer of SEACOR Holdings Inc., a position he has held since 2010. Mr. Lorentzen is a Director of Era Group Inc., an international helicopter operator. From 1990 until September 2010, Mr. Lorentzen was President of Northern Navigation America, Inc., an investment management and ship-owning agency company concentrating in specialized marine transportation and ship finance. From 1979 to 1990, Mr. Lorentzen was Managing Director of Lorentzen Empreendimentos S.A., an industrial and shipping group in Brazil, and he served on its Board of Directors until December 2005. From 2000 to 2008, Mr. Lorentzen was Chairman of NFC Shipping Funds, a leading private equity fund in the maritime industry. Mr. Lorentzen is a director of Blue Danube, Inc., a privately owned inland marine service provider, and a director of Genessee & Wyoming Inc., an owner and operator of short line and regional freight railroads. Mr. Lorentzen earned his undergraduate degree at Harvard College and his Masters of Business Administration from the Harvard Business School.

        Thomas J. Coleman has served as a director of the Board since September 2013. Mr. Coleman has served as co-Founder and co-President of Kensico Capital Management Corporation (Kensico) since 2000. Mr. Coleman is also the co-principal of each of Kensico's affiliates. Prior to working with Kensico and its affiliates, Mr. Coleman was employed by Halo Capital Partners. Prior to his employment at Halo, Mr. Coleman founded and served as Chief Executive Officer and a director of PTI Holding Inc. from 1990 until 1995. From October 2012 until January 2014, Mr. Coleman served as a director of WebMD. From February 2011 until its sale in January 2012, Mr. Coleman served as a director of Tekelec, a publicly traded global provider of core network solutions.

        Eric Fabrikant has served as a director of the Board since July 2013 and is the son of Charles Fabrikant. Mr. Fabrikant has been Vice President of SEACOR Holdings Inc. since May 2009. Mr. Fabrikant has been President of SEACOR Environmental Services Inc. since January 2011. Since January 2008 he served as Vice President of SEACOR Commodity Trading LLC, working to support the company in all administrative aspects of its development while seeking opportunities to develop other areas of business for SEACOR Holdings Inc. and its subsidiaries. He serves as Chief Executive Officer and director of Seabulk Tankers, Inc. and Seabulk Towing, Inc. In addition, Mr. Fabrikant holds various positions in other SEACOR Holdings Inc. subsidiaries including Chief Executive Officer and President. Mr. Fabrikant was Treasurer of Nabors Industries until the end of 2007. Mr. Fabrikant graduated from Georgetown University (B.S. B.A. Finance) in 2002.

        Robert Bugbee has served as a director of the Board since November 2013. Mr. Bugbee has more than 25 years of experience in the shipping industry. He is a co-founder and has served as a director since April 2013 and President since July 2013 of Scorpio Bulkers (NYSE: SALT). Mr. Bugbee also serves as President and Director of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

        John C. Lycouris has served as Chief Executive Officer of Dorian LPG (USA) LLC and a director of the Company since our inception in July 2013. Since joining Eagle Ocean in 1993, Mr. Lycouris attended to a multitude of sale and purchase contracts and pre and post delivery financing of newbuilding and second hand vessels in the tanker, LPG, and dry bulk sectors. Mr. Lycouris' responsibilities include investment strategy for a number of portfolios on behalf of domestic and foreign principals represented by Eagle Ocean. Before joining Eagle Ocean, Mr. Lycouris served as Director of Peninsular Maritime Ltd. a ship brokerage firm, which he joined in 1974, and managed the Finance and Accounts departments. Mr. Lycouris graduated from Cornell University, where he earned an MBA, and from Ithaca College with a Bachelor of Science.

        David Savett has served as a director of the Board since April 2014. Mr. Savett is currently a Managing Partner at BH Logistics, a privately held advisory and investment firm that primarily focuses on the energy, infrastructure, logistics, and environmental services sectors. Mr. Savett has over a decade of energy finance experience that covers trading, portfolio management, structuring, sales, and investment banking. Prior to joining BH Logistics, Mr. Savett spent six years at Credit Suisse as a Director in the Global Commodities Group where he served as Head of Physical Natural Gas Trading and Head of Texas Electricity Trading. Mr. Savett was also influential in Credit Suisse's commodity structuring and marketing initiatives, where he worked closely with the broader investment bank to bring commodity solutions to project financings, acquisitions, and dividend recapitalizations. Prior to joining Credit Suisse, Mr. Savett worked at Bank of America for four years in the Global Commodities Group and, earlier, the Energy & Power Investment Banking Group. At Bank of America, Mr. Savett was responsible for starting the NGL trading business and managing the bank's NGL trading portfolio. Mr. Savett holds a B.A. from Emory University where he majored in Economics.

        Alexander C. Hadjipateras has served as Executive Vice President of Business Development and Secretary of Dorian LPG (USA) LLC since July 2013 and is the son of John Hadjipateras. Mr. Hadjipateras' main areas of focus are business development and commercial strategy, and he also assists in the management of the Company's operations in Piraeus, Greece, where he is based. Since joining Eagle Ocean in 2006, Mr. Hadjipateras has been involved in managing its Aframax and VLGC newbuilding program at Sumitomo Shipyard in Japan and Hyundai Heavy Industries in South Korea and also has participated in its Aframax spot chartering from Highbury. Mr. Hadjipateras has worked closely with oil majors to secure approval for future time charter and newbuilding business development opportunities. Prior to joining Eagle Ocean, Mr. Hadjipateras worked as a Business Development Manager at Avenue A / Razorfish, a leading digital consultancy and ad-agency based in San Francisco. Mr. Hadjipateras graduated from Georgetown University with a Bachelor of Arts in history.

        Theodore B. Young has served as our Chief Financial Officer and Treasurer and as Chief Financial Officer and treasurer of Dorian LPG (USA) LLC since July 2013 and as head of corporate development for Eagle Ocean from 2011 to 2013. From 2004-2011, Mr. Young was a Senior Managing Director and member of the Investment Committee at Irving Place Capital (IPC), where he worked on investments in the industrial, transportation, and business services sectors. Prior to joining IPC, Mr. Young was a Principal at Harvest Partners, a New York-based middle market buyout firm, from 1997 to 2004. There he was active in industrial transactions and played a key role in the firm's multinational investment strategy. Prior to his career in private equity, Mr. Young was an investment banker with Merrill Lynch and Co. and SBC Warburg Dillon Read and its predecessors in New York, Zurich, and London. Mr. Young holds an AB from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania with a major in accounting.

Board of Directors and Committees

        Our board of directors consists of nine members, of which two directors, Thomas J. Coleman and David Savett, are considered "independent" under the rules of the NYSE.

        Prior to the completion of this offering, we will establish an audit committee that consists initially of one director, Mr. Coleman, who qualifies as "independent" under Rule 10A-3 under the Exchange Act. Our audit committee will be responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the audit committee will support the board of directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and maintains appropriate relationships with our auditors. Our board of directors has determined that Mr. Coleman qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

        We will also establish a compensation committee, consisting initially of one independent director, Mr. Coleman, which will be responsible for recommending to the board of directors our senior executive officers' compensation and benefits. We will also establish a nominating and corporate governance committee, consisting initially of one independent director, Mr. Coleman, which will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.

        Our board of directors will also establish a conflicts committee composed of at least two members of our board of directors to review all transactions that the board of directors believes may involve conflicts of interest, and will determine if such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of any entity with a controlling interest in us or such controlling entity's affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.

        Our board of directors may, in the future, establish such other committees as it determines from time to time.

Corporate Governance Practices

        Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Under SEC rules, the next determination with respect to our status as a foreign private issuer will be made with respect to us on September 30, 2014. In the event that we lose our status as a foreign private issuer, we will subsequently be required to comply with the corporate governance practices applicable to U.S. companies under the NYSE listing standards. Except as set forth below, we intend to comply with the NYSE standards applicable to listed U.S. companies. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

        Majority Independent Board.    As permitted under Marshall Islands law, upon the completion of this offering, a majority of our directors will not qualify as independent under the independence tests set forth in Section 303A of the NYSE Listed Company Manual. In the event that we lose our status as a foreign private issuer as of the September 30, 2014 determination date, we will be required to maintain a majority independent board of directors within six months of such determination date, which may require us to appoint a number of additional independent directors.

        Audit Committee.    The NYSE requires, among other things, that a listed company have an audit committee with a minimum of three independent members. As permitted under Marshall Islands law, our audit committee will initially consist of one independent director. In the event that we lose our status as a foreign private issuer as of the September 30, 2014 determination date, we will be required to maintain an audit committee consisting of three independent directors within six months of such determination date.

        Executive Sessions.    The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

        Shareholder Approval of Equity Compensation Plans.    The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As a foreign private issuer, however, and as permitted under Marshall Islands law and our bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

        Corporate Governance Guidelines.    The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Board of Directors and Executive Compensation

        Our officers, who may also serve as our directors, will not receive additional compensation for their services as directors. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. Prior to the completion of the second calendar quarter of 2014, upon completion of the management transition described below under "Related Party Agreements—Management Agreements," the services of our management will be provided by our wholly-owned subsidiary, Dorian LPG (USA) LLC pursuant to a services agreement we will enter into with Dorian LPG (USA) LLC. Currently, the services of our executive management are provided pursuant to the management agreements with Dorian (Hellas). For more information on the management agreements with Dorian (Hellas), please see "Related Party Transactions—Management Agreements." Pursuant to the services agreement we expect to enter into with Dorian LPG (USA) LLC, we expect to pay aggregate compensation in 2014 to our executive officers of approximately $1.7 million. We expect non-management directors will each receive a director fee of $12,000 plus $5,000 per meeting per year, and the chairman of the audit committee will receive a fee of $50,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Further, none of the members of our board of directors or officers will receive any benefits upon termination of their directorships or officer positions.

        It is expected that our officers and directors will be eligible to receive awards under an equity incentive plan that we plan to adopt prior to the completion of the Underwritten Public Offering and which is described below under "—Equity Incentive Plan." Concurrent with or following the Underwritten Public Offering, we expect to grant awards to our directors and officers under this equity incentive plan, including grants of an aggregate of 300,000 shares of restricted stock (which amount gives effect to the one-for-five reverse stock split of our common shares effected on April 25, 2014) that we anticipate will vest over 5 years.

Equity Incentive Plan

        Prior to the completion of the Underwritten Public Offering, we plan to adopt an equity incentive plan, which we refer to as the Equity Incentive Plan, under which we expect that directors, officers, and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive non-qualified stock options, stock appreciation rights, stock awards, restricted stock units and performance compensation awards that the plan administrator determines are consistent with the purposes of the plan and the interests of the Company. We anticipate reserving approximately 2,850,000 of our common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. We anticipate that the plan would be administered by a committee appointed by our board of directors, which may be our compensation committee.

        Under the expected terms of the plan, stock options and stock appreciation rights granted under the plan would have an exercise price as determined by the plan administrator, but in no event would the exercise price be less than the fair market value of a common share on the date of grant. We expect that options and stock appreciation rights would be exercisable at times and under conditions as determined by the plan administrator, but in no event would they be exercisable later than ten years from the date of grant.

        Under the expected terms of the plan, the plan administrator would also be able to grant shares issued or transferred to participants with or without other payments therefor. Such share awards may be subject to such terms and conditions as the plan administrator may determine, including, without limitation, restrictions on the sale or other disposition of such shares, and/or the right of the Company to reacquire such shares for no consideration upon termination of the participant's employment or service within specified periods, and the plan administrator would have the authority to determine whether the grantee of any such share award would have all the rights of a holder of common shares of the Company, including the right to receive dividends and to vote the shares.

        Under the expected terms of the plan, the plan administrator would be permitted to grant awards of restricted stock units subject to vesting criteria as determined by the plan administrator. The plan administrator would be authorized to provide for payment of restricted stock units in the form of cash or common shares or a combination of both. The plan administrator could grant dividend equivalents with respect to grants of restricted stock units.

        Under the expected terms of the plan, performance compensation awards may be granted to participants as determined by the plan administrator. Such performance compensation awards could be in the form of our common shares or restricted stock units. Performance compensation awards could be awarded as short-term or long-term incentives. As may be provided under the plan, it is anticipated that the administrator would have the authority to make adjustments to performance targets for performance compensation awards which the administrator deems necessary or desirable, unless at the time of establishment of goals the administrator shall have precluded its authority to make such adjustments. Payment of earned performance compensation awards would be made in accordance with terms and conditions prescribed or authorized by the administrator. The administrator would be permitted to require or permit the deferral of the receipt of performance compensation awards upon such terms as the administrator deemed appropriate and in accordance with applicable tax laws.

        Further, under the expected terms of the plan, the administrator would be permitted to grant awards to individual participants who are subject to the tax laws of nations other than the United States, which awards may have terms and conditions as determined by the administrator as necessary to comply with applicable foreign laws, provided, however, that no such awards may be granted and no action may be taken with respect to such awards which would result in a violation of applicable law, including the U.S. Securities Exchange Act of 1934 or the Internal Revenue Code.

        We expect that, under the proposed plan, adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding would become fully vested and exercisable in full.

        Under the expected terms of the plan, our board of directors would be authorized to amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. We expect that, unless terminated earlier by our board of directors, no awards could be granted under the plan more than ten years after the date the plan is adopted.

Employees

        As of the completion of our management transition described in "Related Party Transactions—Management Agreements," we expect to employ approximately 30 people, including contracted labor, in our offices in Greece, the U.S. and the United Kingdom.

RELATED PARTY TRANSACTIONS

Contribution and Conveyance Agreement

        On July 29, 2013, we entered into a contribution and conveyance agreement with Dorian Holdings, pursuant to which we transferred 4,667,135 common shares to Dorian Holdings in exchange for the following:

  •
  100% of the interests in three vessel-owning subsidiaries (these subsidiaries own the Captain Nicholas ML, Captain John NP and Captain Markos NL, respectively);

  •
  100% of the interests in two subsidiaries which collectively have newbuilding contracts for two VLGCs, option rights to construct an additional 1.5 VLGCs and $2.65 million in cash; and

  •
  $9.7 million in cash ($7.4 million of which was used to reimburse Dorian Holdings for an advance for vessels under construction and $2.3 million was used for the reimbursement of the cost of onboard inventories and LPG coolant).

        Also on July 29, 2013, under the contribution and conveyance agreement, we acquired 100% of the interests in the vessel-owning subsidiary that owns the Grendon, plus inventory onboard, for $6.6 million in cash.

Option and Assignment Agreement

        On July 29, 2013, we entered into an option and assignment agreement with Dorian Holdings, Dorian (Hellas), an affiliate of Dorian Holdings, and SEACOR Gas Transport Corporation ("SEACOR Gas"), an affiliate of SeaDor Holdings, pursuant to which Dorian Holdings and SEACOR Gas have assigned, conveyed, transferred and delivered their rights under their respective option agreements for the construction of three additional newbuildings to us.

        On February 14, 2014 we exercised our option for the construction of three newbuildings pursuant to the rights granted to us under the option and assignment agreement.

Contribution and Release Agreement

        On July 29, 2013, we entered into a contribution and release agreement with Dorian (Hellas) and SeaDor Holdings, pursuant to which SEACOR Holdings Inc. provided to us $49.9 million in cash and transferred, assigned, set over and delivered its right, title and interest in Seacor LPG I LLC, one of the entities with an assigned newbuilding contract, to us against a consideration of an aggregate of 4,667,135 common shares and $301,173.

        In connection with our transactions with SEACOR Holdings Inc. and its affiliates entered into on July 29, 2013, pursuant to arrangements between the shipbroker, an unrelated third party, and Eagle Ocean Transport, a company 100% owned by Mr. John Hadjipateras, up to 50% of the fees paid by us to the shipbroker may be rebated to Eagle Ocean Transport. Any amounts which are rebated to Eagle Ocean Transport in respect of the three vessels subject to options acquired in those transactions shall be shared evenly with SEACOR Holdings Inc. Pursuant to these arrangements, we expect that Eagle Ocean Transport may receive up to approximately $2.2 million and SEACOR Holdings Inc. may receive up to approximately $0.5 million.

License Agreement

        On July 29, 2013, we entered into a license agreement with Dorian Holdings pursuant to which Dorian Holdings has granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach or a change of control event), worldwide, royalty-free right and license to use the Dorian logo and "Dorian LPG" in connection with our LPG business.

Management Agreements

        On July 26, 2013, each of CMNL LPG Transport LLC, CJNP LPG Transport LLC, CNML LPG Transport LLC and Grendon Tanker LLC, our wholly-owned subsidiaries which own the four vessels of our Initial Fleet, entered into a ship management agreement with Dorian (Hellas) pursuant to which Dorian (Hellas), through its subcontractors Eagle Ocean and Highbury, provides management services to us on substantially the same terms as the management agreements between Dorian (Hellas) and our Predecessor. Under the management agreements, Dorian (Hellas) also provides strategic, financial and commercial management services through Eagle Ocean and chartering, legal and insurance services through Highbury, and receives a fixed annual fee of $1,125,000, or $93,750 per month, for each of the four vessels in our Initial Fleet. We expect that these management agreements will be terminated prior to the end of the second calendar quarter of 2014, pursuant to our transition to in-house management as described below.

        In addition, pursuant to a newbuilding supervision agreement entered into with Dorian (Hellas), Dorian (Hellas) provides newbuilding supervision services through Eagle Ocean for a fee of $15,000 per month per vessel until the completion of the management transition described below. We expect that this newbuilding supervision agreement will be terminated prior to the end of the second calendar quarter of 2014, pursuant to our transition to in-house management as described below.

        Pursuant to transition agreements entered into with Dorian (Hellas), we intend to transition all management functions to our wholly-owned subsidiaries Dorian LPG Management, Dorian LPG (USA) LLC, and Dorian LPG (UK) LLC prior to the end of the second calendar quarter of 2014. Subsequent to the completion of this transition, no fees for such services will be paid to any related parties and no consideration is payable by us to Dorian (Hellas), other than the management fees described above, in connection with the transition of these services. In addition, pursuant to the transition agreements, each of Dorian (Hellas), Eagle Ocean and Highbury will transfer a certain number of employees and selected assets to our wholly-owned subsidiaries. A limited number of transferred employees may continue to supply selected services to Dorian (Hellas), Eagle Ocean or Highbury.

Shareholders Agreement and Purchase Agreement

        On November 26, 2013, we entered into a purchase agreement with Scorpio Tankers, pursuant to which we issued 7,990,425 common shares to Scorpio Tankers in exchange for shipbuilding contracts for the construction of 13 newbuilding VLGCs, under which aggregate installments of $83.1 million had been paid, and cash in the amount of $1.93 million. Concurrently, we entered into a shareholders agreement with Scorpio Tankers and our existing shareholders SeaDor Holdings and Dorian Holdings, pursuant to which we granted Scorpio Tankers, SeaDor Holdings and Dorian Holdings certain rights, including consent rights, preemptive rights, rights of first offer and tag-along rights, which will expire prior to the closing of the Underwritten Public Offering. Scorpio Tankers also received the right to appoint one director to our Board for so long as Scorpio Tankers beneficially owns at least 10% of our outstanding common shares. In addition, until the earlier of April 27, 2015 and the date that Scorpio Tankers ceases to be entitled to appoint one director to our Board, Scorpio Tankers, SeaDor Holdings and Dorian Holdings agreed not to compete with us, either directly or indirectly, in the business of owning and operating VLGC and LGC vessels.

        Pursuant to the shareholders agreement, Scorpio Tankers, SeaDor Holdings and Dorian Holdings will have the right, subject to certain terms and conditions, to require us, on up to three separate occasions beginning 180 days following the closing of the Underwritten Public Offering, to register under the Securities Act our common shares held by them for offer and sale to the public, including by way of underwritten public offering (provided that each such shareholder shall be entitled to request one additional demand registration to the extent such shareholder has not been included or did not participate in any demand registration). In addition, Scorpio Tankers, SeaDor Holdings and Dorian Holdings may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. Scorpio Tankers, SeaDor Holdings and Dorian Holdings will also have the ability to exercise certain piggyback registration rights permitting participation in certain registrations of common shares by us. All expenses relating to registration will be borne by us.

Registration Rights Agreement

        In addition, our board of directors has approved and we expect to enter into a registration rights agreement with Kensico Capital Management Corporation ("Kensico") granting Kensico the right, subject to certain terms and conditions, to require us, on up to three separate occasions beginning 180 days following the closing of the Underwritten Public Offering, to register under the Securities Act our common shares held by them for offer and sale to the public, including by way of underwritten public offering. In addition, we expect that the registration rights agreement will grant Kensico the right to require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period, and to exercise certain piggyback registration rights permitting participation in certain registrations of common shares by us. We expect that under the registration rights agreement all expenses relating to such registrations will be borne by us.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of shares as of the date of this prospectus and upon completion of the Underwritten Public Offering held by beneficial owners of 5% or more of our shares and by all of our directors and officers as a group. The persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held. The following information gives effect to a one-for-five reverse stock split of our common shares effected on April 25, 2014.

	Shares Beneficially Owned Prior to the Underwritten Public Offering		Shares to be Beneficially Owned After the Underwritten Public Offering
Name and Address of Beneficial Owner	Number	Percentage(1)	Number	Percentage(1)
Scorpio Tankers Inc.	12,814,748	25.7%	12,814,748	22.5%
SeaDor Holdings LLC(2)(3)	9,327,135	18.7%	9,327,135	16.4%
Dorian Holdings LLC(2)(4)	5,642,823	11.3%	5,642,823	9.9%
Kensico Capital Management Corporation(5)	4,592,172	9.2%	4,592,172	8.1%
Directors and executive officers as a group	*	*	*	*

*
Less than 1%

(1)
Calculated based on 49,777,710 shares issued and outstanding prior to the Underwritten Public Offering, and 56,882,973 shares issued and outstanding after the Underwritten Public Offering, which assumes the underwriters do not exercise their over-allotment option in the Underwritten Public Offering.

(2)
Deemed to beneficially own these shares through Concord LPG Holdings LLC.

(3)
SeaDor Holdings LLC is wholly owned by SEACOR Holdings Inc.

(4)
Dorian Holdings LLC is wholly owned by Astromar LLC, of which John Hadjipateras, our Chairman, President and Chief Executive Officer, is a shareholder. The members of the Board of Directors of Astromar LLC are John Hadjipateras, Olympia Kedrou, Chrysanthi Xyla, Kyveli Lykouri and Eirini Dampasi.

(5)
Michael Lowenstein and Thomas J. Coleman serve as Co-Presidents of Kensico Capital Management Corporation and may be deemed to have voting and dispositive power over the shares held by Kensico Capital Management Corporation.

 THE EXCHANGE OFFER

        This section describes the material terms of the Exchange Offer.

Purpose and Effect of this Exchange Offer

General

        We sold the Original Shares in the Private Offerings, which were made to professional investors and eligible counterparties in Norway in reliance on Regulation S under the Securities Act and in the United States to "qualified institutional buyers" as defined in, and in reliance on Rule 144A of the Securities Act. All of the Original Shares are registered in the name of DNB Global Companies Registrars Section, as VPS Registrar, and all beneficial ownership positions in the Original Shares are held through the Norwegian VPS system.

Representations upon Tender of Original Shares

        To participate in the Exchange Offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

  •
  any Exchange Shares received by you will be, and the Original Shares you are tendering in anticipation of receiving the Exchange Shares were, acquired in the ordinary course of business;

  •
  you do not have any arrangement or understanding with any person to participate in, are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Shares in violation of the provisions of the Securities Act;

  •
  you are not an "affiliate" of ours, as defined in Rule 405 of the Securities Act;

  •
  you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

  •
  if you are a broker-dealer, (i) you will receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of those Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Shares

        Based on existing interpretations of the SEC staff with respect to similar transactions that did not involve the issuer of securities or its affiliates, we believe that the Exchange Shares issued pursuant to the Exchange Offer in exchange for Original Shares may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

  •
  such Exchange Shares are acquired in the ordinary course of the holder's business;

  •
  such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the Exchange Shares;

  •
  such holder is not our "affiliate," as defined in Rule 405 of the Securities Act; and

  •
  if such holder is a broker-dealer that receives Exchange Shares for its own account in exchange for Original Shares that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such Exchange Shares.

        Any holder who tenders in this Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Shares:

  •
  cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters issued to third parties with respect to similar transactions that did not involve the issuer of securities or its affiliates; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or other transfer of Exchange Shares only as specified in this prospectus. Only broker-dealers that acquired the Original Shares as a result of market-making activities or other trading activities may participate in this Exchange Offer. Each participating broker-dealer who receives Exchange Shares for its own account in exchange for Original Shares that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale by it of Exchange Shares to the extent required by applicable law or regulation or SEC pronouncement. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        This Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

        Following the completion of the Exchange Offer, holders of Original Shares that are not tendered or that are tendered but not accepted by us may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act.

        Based on interpretations of the SEC staff that did not involve the issuer of securities or its affiliates, Exchange Shares issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time (11:00 p.m. Oslo time), on the Expiration Date. The Exchange Offer will remain open for at least 20 full business days (as required by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time (11:00 p.m. Oslo time), on June 21, 2014, or such later date and time to which we extend it. Holders may tender some or all of their Original Shares pursuant to the Exchange Offer. The acceptance for exchange of the Original Shares, and the delivery of the Exchange Shares issued in connection with this Exchange Offer, will occur promptly following the Expiration Date.

        The form of the Exchange Shares will be substantially the same as the form of the Original Shares except that the Exchange Shares have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof.

        As of the date of this prospectus, we have issued 49,777,710 common shares. This prospectus and the letter of transmittal are being sent to all registered holders of Original Shares other than our affiliates.

        We intend to conduct this Exchange Offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Original Shares that are not tendered for exchange in this Exchange Offer will remain outstanding. We shall be deemed to have accepted validly tendered Original Shares when, as and if we have given oral or written notice thereof to the Exchange Agent.

        Holders who tender Original Shares in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the section below entitled "Transfer Taxes," transfer taxes with respect to the exchange of Original Shares pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the Exchange Offer. See "Fees and Expenses."

        If any tendered Original Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Shares, without expense, to the tendering holder promptly after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

        The term "Expiration Date" means 5:00 p.m., New York City time (11:00 p.m. Oslo time), on June 21, 2014, unless we, in our sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" means the latest date and time to which we extend the Exchange Offer. To extend the Expiration Date, we will notify the Norwegian Exchange Agent of any extension by written notice. We will notify holders of the Original Shares of any extension by press release or other public announcement. If the Exchange Offer is extended, the maximum period for which the Exchange Offer will remain in effect will be 90 days from the date the registration statement, of which this prospectus is a part, is declared effective by the SEC, unless otherwise required by applicable law or regulation.

        We reserve the right to amend the terms of the Exchange Offer in any manner. In the event of any material change in the Exchange Offer, including the waiver of any material condition of the Exchange Offer, we will extend the offer period for at least five business days following notice of the material change. In addition, if we determine that any of the events set forth under "—Conditions of the Exchange Offer" has occurred, we also reserve the right, in our sole discretion, to:

  •
  delay acceptance of any Original Shares due to an extension of the Exchange Offer;

  •
  extend the Exchange Offer and retain all Original Shares tendered before the expiration date of the Exchange Offer, subject to the rights of the holders of tendered Original Shares to withdraw their tendered Original Shares;

  •
  terminate the Exchange Offer and refuse to accept any Original Shares;

  •
  waive the termination event with respect to the Exchange Offer and accept all properly tendered Original Shares that have not been withdrawn; or

  •
  following the Expiration Date, exchange the Original Shares for Exchange Shares.

        If we do so, we will give written notice of this delay in acceptance, extension, termination, waiver or exchange to the Norwegian Exchange Agent. If the amendment constitutes a material change to the Exchange Offer, we will promptly disclose such amendment by giving written notice to the holders of Original Shares, by press release or other public announcement. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Procedures for Tendering

        We have appointed DNB Bank ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare Trust Company, N.A., our transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Exchange Shares for Original Shares. To participate in the Exchange Offer, you must properly tender your Original Shares to the Norwegian Exchange Agent as described below. We will only issue Exchange Shares in exchange for Original Shares that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the letter of transmittal, and you should follow carefully the instructions on how to tender your Original Shares. It is your responsibility to properly tender your Original Shares. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and we and the Norwegian Exchange Agent are not required to notify you of defects in your tender.

        If you have any questions or need help in exchanging your Original Shares, please contact the Norwegian Exchange Agent at the address or telephone number described below.

        To tender your Original Shares in the Exchange Offer, you must, on or before the Expiration Date:

  •
  instruct the Norwegian Exchange Agent to tender your Original Shares on your behalf by completing the letter of transmittal accompanying this prospectus; and

  •
  deliver a duly completed letter of transmittal to the Norwegian Exchange Agent at its address specified in the letter of transmittal.

        Neither we nor the Norwegian Exchange Agent will be responsible for the communication of tenders by holders to the accountholders in VPS through which they hold Original Shares or by such accountholders to the Norwegian Exchange Agent.

        Holders will not be responsible for the payment of any fees or commissions to the Norwegian Exchange Agent for the tender of the Original Shares.

        In no event should a holder submitting a tender for exchange send a letter of transmittal to any agent of ours other than the Norwegian Exchange Agent.

        Holders may contact the Norwegian Exchange Agent for assistance in filling out and delivering letters of transmittal and for additional copies of the Exchange Offer materials.

        To be tendered effectively, a letter of transmittal and other required documents must be received by the Norwegian Exchange Agent at its address set forth under "—Exchange Agent" below prior to the Expiration Date.

        If you do not withdraw your tender before the Expiration Date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

        The method of delivery of the letter of transmittal and all other required documents to be delivered to the Norwegian Exchange Agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the Norwegian Exchange Agent before the Expiration Date. No letter of transmittal should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Shares Are Not Registered in Your Name

        If your Original Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal, either make appropriate arrangements to register ownership of the Original Shares in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements

        If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless waived by us.

Withdrawal Rights

        You may withdraw your tender of Original Shares at any time prior to the Expiration Date.

        For a withdrawal of tendered Original Shares to be effective, a written notice of withdrawal must be received by the Norwegian Exchange Agent, at its address set forth in the section of this prospectus entitled "—Norwegian Exchange Agent," prior to the Expiration Date.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the Original Shares to be withdrawn;

  •
  identify the Original Shares to be withdrawn; and

  •
  be signed by the holder of such Original Shares in the same manner as the original signature on the letter of transmittal by which such Original Shares were tendered, or be accompanied by (i) documents of transfer sufficient to have our transfer agent register the transfer of the Original Shares into the name of the person withdrawing such Original Shares, and (ii) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder.

        All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Shares withdrawn will be considered not to have been validly tendered for exchange for the purposes of the Exchange Offer. Any Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Shares may be re-tendered by following one of the procedures described above in "—Procedures for Tendering" at any time on or prior to the Expiration Date.

Transfer Taxes

        If you tender Original Shares for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your Exchange Shares in a different name or if a transfer tax is imposed for a reason other than the exchange of Original Shares pursuant to this Exchange Offer. If you request that your Original Shares not tendered or not accepted in the Exchange Offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Conditions of the Exchange Offer

        Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

        That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition (except that our action or inaction may not cause a failure of a condition to the Exchange Offer). Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time.

        In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be issued in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement on Form F-4 to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.

Exchange Agent

        We have appointed DNB Bank ASA as our Norwegian Exchange Agent in connection with the Exchange Offer for purposes of obtaining the required documents from our shareholders to tender Original Shares in the Exchange Offer. Computershare Trust Company, N.A., our transfer agent, will act as our agent in connection with the Exchange Offer for purposes of exchanging Original Shares for Exchange Shares. All executed letters of transmittal should be directed to the Norwegian Exchange Agent at its address provided below.

Fees and Expenses

        We will bear the expenses of soliciting tenders in the Exchange Offer. The principal solicitation for tenders in the Exchange Offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile or by telephone.

        We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. We will, however, pay the Norwegian Exchange Agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Original Shares and in handling or forwarding tenders for exchange.

        We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees.

Other

        Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

 DESCRIPTION OF EXCHANGE SHARES

        Exchange Shares are identical to Original Shares except that Exchange Shares are registered under the Securities Act and, therefore, will not bear legends restricting their transfer. See "Description of Capital Stock."

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our articles of incorporation and bylaws currently in effect. Because the following is a summary, it does not contain all of the information that you may find useful. For more complete information, please read our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement, of which this prospectus is a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which companies may be organized under the Marshall Islands Business Corporation Act of 1981, or the BCA.

Authorized Capitalization

        Under our articles of incorporation, our authorized share capital consists of 450 million common shares, par value $0.01 per share, of which 49,777,710 shares were issued and outstanding as of the date of this prospectus and 50 million preferred shares, par value $0.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Upon consummation of the Underwritten Public Offering, we will have outstanding 56,882,973 common shares and no preferred shares. All of our shares are in registered form.

Common Shares

        Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read "Dividend Policy." Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Preferred shares

        Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred shares designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and any rate adjustments;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Authorized but Unissued Share Capital

        The BCA does not require shareholders' approval for any issuance of authorized shares.

Share History

        On July 1, 2013, we issued 100 shares to Dorian Holdings in connection with our formation.

        On July 29, 2013, we issued 18,644,324 shares in a private transaction exempt from registration under the Securities Act, of which Dorian Holdings and SEACOR Holdings purchased 4,667,135 and 4,667,135 shares respectively, with the balance purchased by other qualified institutional buyers and non-U.S. persons.

        On November 26, 2013, we issued 7,990,425 shares to Scorpio Tankers in a private transaction exempt from registration under the Securities Act.

        On November 26, 2013, we issued 16,081,081 shares in a private transaction exempt from registration under the Securities Act, of which Scorpio Tankers, Dorian Holdings and SeaDor Holdings purchased 4,824,324, 975,688 and 4,660,000 shares, respectively, with the balance purchased by other qualified institutional buyers and non-U.S. persons.

        On February 12, 2014, we issued 5,649,200 shares in a private transaction exempt from registration under the Securities Act.

        On April 25, 2014, we issued 1,412,698 common shares in a private transaction exempt from registration under the Securities Act.

        On April 25, 2014 a one-for-five reverse stock split was effected for all of our issued and outstanding common shares. Our Board of Directors approved the reverse stock split on April 23, 2014. The reverse stock split and authorization for the Board of Directors to set and approve the ratio was previously approved in a special meeting of our shareholders on April 2, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 49,777,710 shares, and the par value of our common shares remained unchanged at $0.01 per share.

        Concurrently with this Exchange Offer, we plan to offer and sell 7,105,263 of our common shares through the Underwritten Public Offering. This Exchange Offer is not contingent on the successful completion of the Underwritten Public Offering.

Directors

        Our articles of incorporation provide that, subject to any rights of holders of preferred shares, our directors shall be divided into three classes. The term of office of one or another of the three classes shall expire each year. The term of the first class of our directors will expire at the annual general meeting in 2014, the second class of our directors will expire at the annual general meeting in 2015 and the third class of our directors will expire at the annual general meeting in 2016. The directors elected at our general meetings shall be identified as being directors of the same class as the ones they succeed, and shall hold office until the third succeeding annual general meeting. Any vacancies in the Board for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the Board then in office, and any such director so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. Our articles of incorporation provide that no director may be removed except both for cause and with the affirmative vote of two-thirds of the votes cast at an annual general meeting.

Shareholder meetings

        Under our bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our articles of incorporation include a provision that eliminates the personal liability of directors and officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

        Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

        Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

"Blank Check" Preferred Shares

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Election and removal of directors

        Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited actions by stockholders

        Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance notice requirements for shareholder proposals and director nominations

        Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified board of directors

        As described above, our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

  •
  any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

  •
  any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

        Subject to certain exceptions, a business combination includes, among other things:

  •
  certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

  •
  certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

  •
  any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

  •
  any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

  •
  before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

  •
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

  •
  at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

  •
  the shareholder was or became an interested shareholder prior to the closing of the Underwritten Public Offering;

  •
  a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

  •
  the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

  (i)
  a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

  (ii)
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

  (iii)
  a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Transfer Agent

        The registrar and transfer agent for the common shares is Computershare Trust Company, N.A.

Listing

        Our common shares have been approved for listing on the NYSE under the symbol "LPG".

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. You should be aware that the BCA differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we can not predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings and Voting Rights
Held at a time and place as designated or in the manner provided in the bylaws	Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or outside the Republic of the Marshall Islands	May be held within or outside Delaware
Notice:	Notice:

Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting
Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting
A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting
Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote
Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting
Each shareholder entitled to vote may authorize another person to act for him by proxy	Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy

Marshall Islands	Delaware
Shareholder Meetings and Voting Rights

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting
The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum
When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Except as otherwise required by the BCA or our articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or our articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon
Unless otherwise specified in the certificate of incorporation or by-laws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders
The articles of incorporation may provide for cumulative voting	The certificate of incorporation may provide for cumulative voting
Dissenters' Rights of Appraisal

Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions	Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets
Alters or abolishes any preferential right of any outstanding shares having preferences; or
Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Marshall Islands	Delaware
Shareholders' Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law
In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law
Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands
Attorney's fees may be awarded if the action is successful

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less
Directors
Board must consist of at least one member	Board must consist of at least one member
Removal:	Removal:

•

Any or all of the directors may be removed for cause by vote of the shareholders.

•

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Number of board members may be fixed by the by-laws, by the shareholders, or by action of the board under the specific provisions of a by-law

•

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Marshall Islands	Delaware
Number of board members may be changed by amendment of the by-laws, by the shareholders or by action of the board under specific provision of a by-law; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
Duties of Directors

Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the Exchange Shares and the Exchange Offer. This discussion does not purport to deal with the tax consequences of owning common shares or participating in the Exchange Offer to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who exchange their unregistered common shares for registered common shares in connection with the Exchange Offer and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences to a holder of Original Shares with respect to the Exchange Shares and the Exchange Offer. A holder of Original Shares who is a non-resident of Marshall Islands will not be subject to any tax on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. Marshall Islands shareholders should consult their own tax advisors regarding possible Marshall Islands taxes with respect to the exchange of Original Shares for Exchange Shares.

U.S. Federal Income Tax Considerations

Taxation of Exchange Offer

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to a U.S. Holder with respect to the Exchange Shares and the Exchange Offer. A U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer. A U.S. Holder's tax basis in his Exchange Shares will equal his tax basis in the Original Shares. A U.S. Holder's holding period for U.S. federal income tax purposes of the Exchange Shares will include his holding period of the Original Shares.

PLAN OF DISTRIBUTION

        The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

        Each broker-dealer that receives Exchange Shares for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Original Shares where such Original Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Shares received in exchange for Original Shares.

We will not receive any proceeds from any sale of Exchange Shares by broker-dealers.

        Exchange Shares received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Shares.

        Any broker-dealer that resells Exchange Shares that were received by it for its own account in the Exchange Offer and any broker or dealer that participates in a distribution of those Exchange Shares may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of Exchange Shares and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent.

        Substantially all of our and our subsidiaries' assets are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Gary J. Wolfe of Seward & Kissel LLP, located at One Battery Park Plaza, New York, New York 10004, to accept service of process on our behalf in any such action.

        Seward & Kissel LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

        Matters relating to United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The validity of the shares and certain other matters relating to Marshall Islands law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

EXPERTS

        The financial statement of Dorian LPG Ltd., as of July 1, 2013 included in this Prospectus has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of the Predecessor Businesses of Dorian LPG Ltd., as of March 31, 2012 and 2013 and for the years ended March 31, 2012 and 2013, included in this Prospectus have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

        This prospectus has been reviewed by Poten & Partners (UK) Limited and the sections in this prospectus entitled "Prospectus Summary—Positive Industry Fundamentals" and "The LPG Shipping Industry" have been supplied by Poten & Partners (UK) Limited, which has confirmed to us that this prospectus and such sections accurately describe the LPG shipping industry.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our shares offered by this prospectus. For the purposes of this section, the term "registration statement" means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will furnish holders of our shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Available days.    Calendar days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the number of days in a period that our vessels should be capable of generating revenues.

        Bareboat charter.    A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

        Brokerage commission.    Commission payable by the shipowner to the broker or other third parties, expressed as a percentage of the freight or hire and is part of the charterparty.

        Bunker.    Fuel, consisting of fuel oil and diesel, burned in a vessel's engines.

        Calendar Days.    The aggregate number of days in a period that each vessel in our fleet has been owned by us.

        cbm.    A cubic meter.

        Charter.    The hiring of a vessel, or use of its carrying capacity, for a specified period of time or transportation of cargo.

        Charterer.    A person, firm or company hiring a vessel for the carriage of goods or other purposes.

        Charterhire.    The gross revenue earned by a vessel pursuant to a bareboat, time or voyage charter.

        Charterparty.    A contract covering the transportation of cargo by sea, including the terms of the carriage, remuneration and other terms.

        Classification society.    An independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that country is a member.

        CLC.    International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

        Contract of affreightment, or "COA."    A contract of affreightment, or "COA," is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. Essentially, a COA constitutes a number of voyage charters to carry a specified amount of cargo during a specified time period (i.e., the term of the COA), which can span for months or years. All of a vessel's operating and voyage expenses when trading under a COA are typically borne by the shipowner.

        Cracker.    Also known as a catalytic cracker, a refinery unit for converting oils with high boiling points into fuels with lower boiling points in the presence of a catalyst. The cracker uses high temperatures, low pressure and a catalyst to create a chemical reaction that breaks heavy gas oil into smaller gasoline molecules.

        Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

        Drydocking.    The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts.

        Eco-design.    An environmentally friendly design that incorporates new technologies to improve fuel efficiency and reduce emissions.

        Flag state.    The country where a vessel is registered.

        Flaring.    The controlled burning of natural gas in the course of routine oil and gas production operations.

        Fleet utilization.    The number of operating days during a period divided by the number of available days during that period.

        Fully-refrigerated vessel.    A liquefied gas carrier designed to carry cargoes fully refrigerated at atmospheric pressure.

        Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

        Hire rate.    The agreed sum or rate to be paid by the charterer for the use of the vessel.

        Hull.    Shell or body of a ship.

        IMO.    International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor that takes place every two and a half years after the special survey.

        IGC Code.    International Gas Carrier Code, which, among other things, provides a standard for the safe carriage of LPG and certain other liquid gases.

        ISM Code.    International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

        ISPS Code.    International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

        Liquid natural gas, or "LNG."    ethane that has been cooled to around -163°C, at which temperature it liquefies and can be transported in insulated tanks aboard specialized vessels.

        Liquid petroleum gas, or "LPG."    The generic name given to the commercial gases, propane and butane.

        MARPOL.    The International Convention for the Prevention of Pollution from Ships.

        Metric ton.    A metric ton of 1,000 kilograms.

        Newbuilding.    A new vessel under construction or on order.

        Off-hire.    The time during which a vessel is not available for service or not employed.

        OPA90.    The United States Oil Pollution Act of 1990, as amended.

        Operating costs.    The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage expenses).

        Operating days.    A vessel's available days less the aggregate number of days that it is off-hire for any reason other than scheduled maintenance.

        Orderbook.    A reference to currently placed orders for the construction of vessels.

        Petrochemical gases.    Industrial gases produced in petrochemical processes, such as ethylene, propylene, butadiene and vinyl chloride monomer.

        P&I.    Protection and indemnity. This denotes the insurance coverage taken by a ship owner or charterer against third party liabilities such as oil pollution, cargo damage, crew injury, loss of life or other liabilities.

        P&I association.    A mutual insurance association providing P&I insurance coverage.

        Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Semi-refrigerated vessel.    A liquefied gas carrier designed to carry cargoes both fully refrigerated and under higher pressure than atmospheric pressure, also known as semi-pressurized vessels.

        Short-term time charter.    A charter for a term less than two years.

        Sister ships.    Vessels of the same specifications typically built at the same shipyard.

        SOLAS.    International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

        Special survey.    The extensive inspection of a vessel by a classification society surveyor that takes place every five years.

        Spot charter.    See voyage charter.

        Spot market.    The market for chartering a vessel for single voyages.

        Strict liability.    Liability that is imposed without regard to fault.

        Time charter.    A charter in which the charterer pays for the use of a ship's cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

        Time charter equivalent, or "TCE," rate.    A measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., time charters, voyage charters and COAs) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

        Ton.    A metric ton of 1,000 kilograms.

        Utilization.    A measure of a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Utilization is calculated by dividing the number of operating days during a period by the number of available days during the period.

        Venting.    The controlled release of gases into the atmosphere in the course of oil and gas production operations.

        Vessel operating expenses.    Expenses that are not unique to a specific voyage for which we are responsible under all types of vessel employment contracts we undertake. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

        Voyage charter.    Also known as a spot charter. A charter in which the charterer pays for the use of a vessel's cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the vessel owner pays all the operating and voyage costs of the vessel (including bunker fuel, canal and port charges, pilotage, towage and ship's agency) while payment for cargo handling charges are subject to agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

        Voyage expenses.    All expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls.

INDEX TO THE FINANCIAL STATEMENTS

DORIAN LPG LTD.

PREDECESSOR BUSINESSES OF DORIAN LPG LTD.

Page
Report of Independent Registered Public Accounting Firm	F-28
Predecessor Combined Balance Sheets as of March 31, 2013 and 2012 (audited)	F-29

Predecessor Combined Statements of Operations for the period April 1, 2013 to July 28, 2013 (unaudited), for the period April 1, 2012 to December 31, 2012 (unaudited) and for the years ended March 31, 2013 and 2012 (audited)

F-30
Predecessor Combined Statements of Owners' Equity for the period April 1, 2013 to July 28, 2013 (unaudited) and for the years ended March 31, 2013 and 2012 (audited)	F-31

Predecessor Combined Statements of Cash Flows for the period April 1, 2013 to July 28, 2013 (unaudited), for the period April 1, 2012 to December 31, 2012 (unaudited) and for the years ended March 31, 2013 and 2012 (audited)

F-32
Notes to Predecessor Combined Financial Statements	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dorian LPG Ltd.,
Majuro, Republic of the Marshall Islands,

        We have audited the accompanying balance sheet of Dorian LPG Ltd. (the "Company") as of July 1, 2013 (inception). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Dorian LPG Ltd. as of July 1, 2013 (inception), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
January 17, 2014

Dorian LPG Ltd.

Consolidated balance sheets

As of December 31, 2013 (unaudited) and July 1, 2013 (inception) (audited)

(Expressed in United States Dollars)

	Notes	December 31, 2013	July 1, 2013
Assets
Current assets
Cash and cash equivalents		290,952,503
Restricted cash	11	30,927,602
Trade receivables, net and accrued revenue		3,904,852
Prepaid expenses and other receivables		198,812
Due from related parties	3	1,660,371
Inventories	5	1,803,772
Total current assets		329,447,912	—
Fixed assets
Vessels, net	7	197,268,170
Vessels under construction	8	210,173,602
Total fixed assets		407,441,772	—
Other non-current assets
Deferred charges, net	9	2,052,051
Other assets	6	7,134,921
Restricted cash	11	4,500,000
Total assets		750,576,656	—
Liabilities and Shareholders' equity
Current liabilities
Trade accounts payable		3,586,695
Accrued expenses	10	2,691,641
Due to related parties	3	578,680
Deferred income		554,111
Current portion of long-term debt	11	9,612,000
Derivative instruments	18	5,308,132
Total current liabilities		22,331,259	—
Long-term liabilities
Long-term debt—net of current portion	11	122,634,000
Derivative instruments	18	9,277,264
Total long-term liabilities		131,911,264	—
Total liabilities		154,242,523	—
Shareholders' equity
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued nor outstanding	12	—
Common stock, $.01 par value, 450,000,000 shares authorized, 42,715,812 and 100 shares issued and outstanding December 31, 2013 and July 1, 2013 respectively	12	427,158	1
Additional paid-in-capital	12	591,762,490	99
Retained earnings		4,144,485
Due from shareholder		—	(100)
Total shareholders' equity		596,334,133	—
Total liabilities and shareholders' equity		750,576,656	—

The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.

Unaudited Consolidated statement of operations

For the period July 1, 2013 (inception) to December 31, 2013

(Expressed in United States Dollars, Except for Share Data)

	Notes
Revenues	13	19,763,273

Expenses
Voyage expenses	14	4,637,596
Vessel operating expenses	15	5,440,468
Management fees—related party	3	1,997,356
Depreciation and amortization	7, 9	4,157,476
General and administrative expenses		131,377

Total expenses		16,364,273

Operating income		3,399,000
Other income/(expenses)
Interest and finance cost		(1,204,172)
Interest income		328,383
Loss on derivatives—net	18	(268,568)
Foreign currency gain, net		1,889,842

Total other income, net		745,485

Net income		4,144,485
Earnings per common share, basic and diluted	20	0.17
Weighted average common shares outstanding,—basic and diluted		24,199,287

The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.

Unaudited Consolidated statement of shareholder's equity

For the period July 1, 2013 (inception) to December 31, 2013

(Expressed in United States Dollars, except for share data)

	Number of common shares	Common stock	Additional paid-in capital	Retained Earnings	Due from shareholder	Total
Issuance on inception	100	1	99	—	(100)	—
Cancellation—July 29, 2013	(100)	(1)	(99)	—	100	—
Issuance—July 29, 2013 (refer note 12)	18,644,324	186,443	229,804,569	—	—	229,991,012
Issuance—November 26, 2013 (refer note 12)	24,071,506	240,715	361,957,921	—	—	362,198,636
Fractional shares cancelled	(18)	—	—	—	—	—
Net income for the period		—	—	4,144,485	—	4,144,485

Balance, December 31, 2013	42,715,812	427,158	591,762,490	4,144,485	—	596,334,133

The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.

Unaudited Consolidated statement of cash flows

For the period July 1, 2013 (inception) to December 31, 2013

(Expressed in United States Dollars)

Cash flows from operating activities:
Net income	4,144,485
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,157,476
Amortization of financing costs	509,185
Unrealized gain on derivatives	(2,100,475)
Unrealized exchange differences on cash and cash equivalents	(11,021)
Changes in operating assets and liabilities
Trade receivables	(3,904,852)
Prepaid expenses and other receivables	(198,812)
Due from related parties	(1,660,371)
Inventories	(348,667)
Trade accounts payable	3,036,298
Accrued expenses and deferred income	3,070,711
Due to related parties	124,337
Payments for drydocking costs	(343,484)

Net cash from operating activities	6,474,810

Cash flows from investing activities:
Payments for vessels and vessels under construction	(66,547,491)
Net payments to acquire Predecessor Businesses	(13,732,896)
Increase in restricted cash	(35,427,602)

Net cash used in investing activities	(115,707,989)

Cash flows from financing activities:
Repayment of long-term debt	(2,978,500)
Financing costs paid	(1,516,847)
Cash proceeds from common shares issuances	413,347,049
Payments relating to issuance costs	(8,677,041)

Net cash from financing activities	400,174,661

Effects of exchange rates on cash and cash equivalents	11,021

Net increase in cash and cash equivalents	290,952,503
Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	290,952,503

Supplemental disclosure of cash flow information
Cash paid during the period for interest	336,406
Non cash consideration of shares issued to acquire Predecessor businesses and acquisitions of assets	187,495,680

The accompanying notes are an integral part of these consolidated financial statements.

Dorian LPG Ltd.

Notes to consolidated financial statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

        Dorian LPG Ltd. ("DLPG" or the "Company") was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Dorian Holdings LLC ("Dorian Holdings"). Dorian Holdings ceased to have control over Dorian LPG on July 29, 2013 as a consequence of the transactions described below. DLPG has a fiscal year end of March 31, and was formed to acquire, own and operate liquefied petroleum gas ("LPG") tankers.

        Effective April 25, 2014 the Company effectuated a one-for-five reverse stock split (refer Note 21). Except for the 100 shares issued at inception and subsequently cancelled, all amounts related to number of shares, per share amounts and earnings per share presented in the accompanying consolidated financial statements give retroactive effect to the reverse stock split.

        The Company remained dormant until July 29, 2013 when the following transactions were completed concurrently:

  •
  DLPG completed a private placement of 9,310,054 shares of its common stock with institutional investors and other investors in Norway ("NPP"). The shares were issued at NOK 75.00 per share, equivalent to USD 12.65 per share and realized gross proceeds of $117.9 million based on the exchange rate on July 29, 2013.

  •
  DLPG acquired from Dorian Holdings the following in exchange for 4,667,135 shares of its common stock and $9.7 million in cash:

  (a)
  100% interest in three ship owning entities, CNML LPG Transport LLC ("CNML"), CJNP LPG Transport LLC ("CJNP") and CMNL LPG Transport LLC ("CMNL"), which each owned a Very Large Gas Carrier ("VLGC") (the Captain Nicholas ML, the Captain John NP and the Captain Markos NL respectively), the related bank debt and interest rate swaps, the inventory on board each vessel. The Captain Nicholas ML, Captain John NP and Captain Markos NL were previously owned by Cepheus Transport Ltd, Lyra Gas Transport Ltd and Cetus Transport Ltd,, all owned by principals of Dorian Holdings until July 29,2013 on which date they were sold to CNML, CJNP and CMNL, respectively. The sale of the vessels required approval from the bank that had provided the related financing that was assumed by the Company in connection with the transaction and resulted in a modification of the financing terms in connection with the acquisition. A further description of the loan arrangements is provided in Note 11.

  (b)
  100% interest in two entities, each a party to a contract for the construction of one VLGC, option rights to construct an additional 1.5 VLGCs and $2.67 million in cash.

        DLPG acquired from an affiliate of Dorian Holdings a 100% interest in an LPG pressure tanker, the "LPG Grendon", and the inventory onboard the vessel for $6.672 million in cash.

        The abovementioned acquisitions from Dorian Holdings and its affiliate were accounted as a business combination (refer Note 4) and the operations of LPG Grendon along with that of the three Very Large Gas Carriers referred to above are herein referred to as the Predecessor.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

1. Basis of Presentation and General Information (Continued)

  •
  DLPG issued 4,667,135 shares of its common stock to SEACOR Holdings Inc., through its subsidiary, SeaDor Holdings LLC ("SeaDor") as consideration of the following:

  (a)
  100% interest in a subsidiary company, SEACOR LPGI LLC, a party to a contract for the construction of one VLGC

  (b)
  $49.9 million in cash and

  (c)
  the assignment to DLPG of option rights to purchase 1.5 VLGC vessels.

        The above mentioned acquisitions from SeaDor were accounted for as an asset acquisition . The allocation of the purchase price between the assets acquired is described on Note 3(b).

        DLPG's shares are listed on the Norwegian OTC A-List under the symbol DORIAN. At the closing of the NPP, Dorian Holdings surrendered the 100 shares of capital stock of DLPG, which were then cancelled.

        Following the completion of the above transactions on July 29, 2013, Dorian Holdings, whose chairman is Mr. John Hadjipateras, and SeaDor, each owned approximately 25.0% of the Company's outstanding common stock with the remaining 50% held by institutional investors and high net worth investors. No one party exercises control of the Company.

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the balance sheet as of July 1, 2013 (inception) of Dorian LPG Ltd. and the interim unaudited financial statements comprising the balance sheet as of December 31, 2013 and the results of operations and cash flows for the period from July 1, 2013 to December 31, 2013 of Dorian LPG Ltd. and its wholly-owned subsidiaries (collectively the "Company") listed below. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying consolidated interim financial statements as of December 31, 2013 and for the period then ended.

        The Company's subsidiaries which are all wholly owned and all are incorporated in Republic of the Marshall Islands as of December 31, 2013 are listed below.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

1. Basis of Presentation and General Information (Continued)

Vessel Owning Subsidiaries

Subsidiary	Acquisition Date	Type of vessel(2)	Vessel's name	Built	CBM(1)
CNML LPG Transport LLC (CNML)	July 29, 2013	VLGC	Captain Nicholas ML	2008	82,000
CJNP LPG Transport LLC (CJNP)	July 29, 2013	VLGC	Captain John NP	2007	82,000
CMNL LPG Transport LLC (CMNL	July 29, 2013	VLGC	Captain Markos NL	2006	82,000
Grendon Tanker LLC	July 29, 2013	PGC	LPG Grendon	1996	5,000

Newbuild Vessel Owning Subsidiaries

Subsidiary	Acquisition Date	Type of vessel(2)	Hull number	Estimated vessel delivery date	CBM(1)
SeaCor LPG I LLC	July 29, 2013	VLGC	2656	July 2014	84,000
SeaCor LPG II LLC	July 29, 2013	VLGC	2657	August 2014	84,000
Corvette LPG Transport LLC	July 29, 2013	VLGC	2658	December 2014	84,000
Dorian Shanghai LPG Transport LLC	November 26, 2013	VLGC	S749	April 2015	84,000
Dorian Houston LPG Transport LLC	November 26, 2013	VLGC	S750	April 2015	84,000
Dorian Sao Paulo LPG Transport LLC	November 26, 2013	VLGC	S753	June 2015	84,000
Dorian Ulsan LPG Transport LLC	November 26, 2013	VLGC	S755	June 2015	84,000
Dorian Amsterdam LPG Transport LLC	November 26, 2013	VLGC	S751	July 2015	84,000
Dorian Dubai LPG Transport LLC	November 26, 2013	VLGC	2336	August 2015	84,000
Dorian Monaco LPG Transport LLC	November 26, 2013	VLGC	S756	October 2015	84,000
Dorian Geneva LPG Transport LLC	November 26, 2013	VLGC	2337	October 2015	84,000
Dorian Barcelona LPG Transport LLC	November 26, 2013	VLGC	S752	October 2015	84,000
Dorian Cape Town LPG Transport LLC	November 26, 2013	VLGC	S754	November 2015	84,000
Dorian Tokyo LPG Transport LLC	November 26, 2013	VLGC	2338	November 2015	84,000
Dorian Explorer LPG Transport LLC	November 26, 2013	VLGC	S757	December 2015	84,000
Dorian Exporter LPG Transport LLC	November 26, 2013	VLGC	S758	January 2016	84,000

(1)
CBM: Cubic meters, a standard measure for LPG tanker capacity.

(2)
Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")

Dormant Subsidiaries

Subsidiary	Incorporation Date
Dorian LPG Management Corp	July 2, 2013
Dorian LPG (USA) Ltd	July 2, 2013
Dorian LPG (UK) Ltd	November 18, 2013
Comet LPG Transport LLC	November 11, 2013
Corsair LPG Transport LLC	June 24, 2013

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

1. Basis of Presentation and General Information (Continued)

        The Company is engaged in the transportation of liquefied petroleum gas worldwide through the ownership and operation of LPG tankers. The Company outsources the technical and commercial management of its vessels to Dorian (Hellas), S.A. ("Dorian Hellas"), a related party.

        The following charterers individually accounted for more than 10% of the Company's revenue for the period ended December 31, 2013:

Charterer	% of revenue
Statoil ASA	47
Naftomar Shipping and Trading Co. Ltd	17
Kuwait Petroleum Corporation	16

2. Significant Accounting Policies

(a)
Principles of consolidation:    The consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiaries. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of income from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

(b)
Use of estimates:    The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)
Other comprehensive income/(loss):    The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income/loss and accordingly, comprehensive income/loss equals net income/loss for the period presented thus has not presented this in the statement of operations or in a separate statement.

(d)
Foreign currency translation:    The functional currency of the Company is the U.S. Dollar. Foreign currency transactions are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate at the balance sheet date and any gains or losses are included in the statement of operations. As of the period presented, the Company had no foreign currency derivative instruments.

(e)
Cash and cash equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted cash:    Restricted cash represents pledged cash deposits or minimum liquidity to be maintained with certain banks under the Company's borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months or

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

  relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets otherwise they are classified as non-current assets.

(g)
Trade receivables (net):    Trade receivables (net), reflect receivables from vessel charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the period presented was $0.

(h)
Inventories:    Inventories consist of bunkers on board the vessels when vessels are unemployed or are operating under voyage charters and lubricants and stores on board the vessels. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(i)
Vessels:    Vessels are stated at cost, less accumulated depreciation. The costs of the vessels acquired as part of a business acquisition are recorded at their fair value on the date of acquisition. The cost of vessels purchased consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. The initial purchase of LPG coolant for the refrigeration of cargo is also capitalized. Interest costs incurred to finance the cost of vessels during their construction period are capitalized. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(j)
Impairment of long-lived assets:    The Company reviews their vessels "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

(k)
Vessel depreciation:    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(l)
Drydocking and special survey costs:    Drydocking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. We are required to drydock each of our vessels every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half years. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. If a survey is performed prior to the scheduled date, the

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

  remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The amortization charge is presented within "Depreciation and amortization" in the consolidated statement of operations.

(m)
Financing costs:    Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt—Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt—Modifications and Extinguishments. The unamortized financing costs are reflected in Deferred Charges in the accompanying consolidated balance sheet.

(n)
Revenues and expenses:    Revenue is recognized when an agreement exists, the vessel is made available to the charterer or services are provided, the charter hire is determinable and collection of the related revenue is reasonably assured.

        Time charter revenue:    Time charter revenues are recorded ratably over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as deferred income and recognized when the charter service is rendered. Deferred income or Accrued revenue also may result from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred income and Accrued revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current. Revenues earned through the profit sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

        Voyage charter revenue:    Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage determined on a discharge—to discharge port basis but the Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. In the event a vessel is acquired or sold while a voyage is in progress, the revenue recognized is based on an allocation formula agreed between the buyer and the seller. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred. Voyage charter revenue relating to voyages in progress as of the balance sheet date are accrued and presented in Trade receivables and Accrued revenue in the balance sheet.

        Commissions:    Charter hire commissions to brokers or the Manager, if any, are deferred and amortized over the related charter period and are included in Voyage expenses.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

        Vessel operating expenses:    Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(o)
Repairs and maintenance:    All repair and maintenance expenses, including underwater inspection costs are expensed in the period incurred. Such costs are included in Vessel operating expenses.

(p)
Segment reporting:    Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the international transportation of liquid petroleum gas with its fleet of vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(q)
Derivative Instruments:    The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value, as either a derivative asset or a liability. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the periods presented, no derivatives were accounted for as accounting hedges.

(r)
Fair value of financial instruments:    In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.
(s)
Recent accounting pronouncements:    There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current period or expected to have an impact on future periods.

3. Transactions with Related Parties

(a)
Dorian Holdings:    Dorian LPG Ltd. was formed by Dorian Holdings on July 1, 2013, to acquire and operate LPG tankers and initially to acquire the LPG tankers held by affiliates of Dorian Holdings. The acquisitions of the vessels from affiliates of Dorian Holdings were treated as a business acquisition, refer notes 1 and 4. In addition on July 29, 2013, we entered into a license

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

3. Transactions with Related Parties (Continued)

  agreement with Dorian Holdings pursuant to which Dorian Holdings has granted us a non-transferable, non-exclusive, perpetual (subject to termination for material breach or a change of control event), world-wide, royalty-free right and license to use the Dorian logo and "Dorian LPG" in connection with our LPG business.

(b)
SEACOR Holdings Inc. ("SEACOR"):    On April 29, 2013, affiliates of the Company entered into a series of agreements with subsidiaries of SEACOR under which the affiliates of the Company granted certain rights to SEACOR to purchase newbuilding contracts for VLGCs and associated options. The affiliates of the Company had the right to repurchase a portion of those contracts and the associated options. As part of these agreements, subsidiaries of SEACOR paid the first installment under the newbuilding contracts to the shipyard, which, under the terms of the agreements, could be partially acquired by Dorian affiliates for the amount of the installments paid, certain agreed third party expenses, and a capital charge of 6% per annum.

  As described in Note 1, the Company acquired a 100% interest in SEACOR LPG I LLC, a party to a contract for the construction of one VLGC, $49.9 million in cash and the assignment to the Company of option rights to purchase 1.5 VLGC vessels, from SEACOR in exchange for 4,667,135 shares of its common stock. This transaction was accounted for as an asset acquisition.

  The fair value of the transaction was determined based on the number of shares issued by the Company. The fair value of the common stock was determined to be NOK75.00 per share (or $12.65 per share at the exchange rate on July 29, 2013) which was the price per share for the Company's common shares issued to private investors on the same date.

  The total transaction value of $59.4 million (including transaction costs) was allocated to the assets purchased as follows:

Cash	49,854,870
Purchase contract for one VLGC newbuilding contract (includes advance payment)	7,009,675
Purchase option contracts	2,529,126

59,393,671

        The allocation between the newbuilding contract and the purchase options was based on their relative fair value. The fair value of the newbuilding contract and purchase options was computed as the excess of the purchase consideration for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus for newbuilding contracts any advance to the shipyard as of the acquisition date. The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free.

(c)
Scorpio Tankers Inc ("Scorpio"):    On November 26, 2013, the Company issued 7,990,425 shares of its common stock to Scorpio as consideration for 100% interest in thirteen subsidiary companies,

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

3. Transactions with Related Parties (Continued)

  (each a party to a contract for the construction of one VLGC) and $1.9 million in cash. This transaction was accounted for as an asset acquisition.

  The fair value of the transaction was determined based on the number of shares issued by the Company. The fair value of the common stock was determined to be NOK92.50 per share (or $15.16 per share at the exchange rate on November 26, 2013), which was the price per share for the Company's common shares issued to private investors on the same date.

  The total transaction value of $121.3 million (including transaction costs) was allocated to the assets purchased as follows:

Cash	1,930,000
Purchase contract for sixteen VLGC newbuilding contract (includes advance payments)	119,386,040

121,316,040

        The cost of the group of non-cash assets was allocated to each of the new building contracts based on their relative fair value. The fair value of each newbuilding contract was determined as the excess of the purchase consideration as of the acquisition date for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus any advance paid to the shipyard, The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free.

(d)
Dorian (Hellas) S.A.:

        A.    Ship-Owning Companies Management Agreements:    Pursuant to management agreements entered into by each vessel owning subsidiary on July 26, 2013, as amended, with Dorian (Hellas) S.A. (the "Manager"), the technical, crew and commercial management as well as insurance and accounting services of its vessels was outsourced to the Manager. In addition, under these management agreements, strategic and financial services have also been outsourced to the Manager. The Manager has entered into agreements with each of Eagle Ocean Transport Inc. ("Eagle Ocean Transport") and Highbury Shipping Services Limited ("HSSL"), to provide certain of these services on behalf of the vessel owning companies. Our chairman, who is also the chairman of Dorian Holdings, owns 100% of Eagle Ocean Transport, and our Vice President of Chartering, Insurance and Legal, Nigel Grey-Turner, owns 100% of HSSL. The fees payable for the above services to our Manager amount to $93,750 per month per vessel, which is payable one month in advance. These management agreements initially terminate on April 25, 2014, and thereafter shall continue until terminated by either party giving two months' written advance notice of termination.

        Management fees related to these agreements for the period July 1 to December 31, 2013 amounted to $1,903,889 and represent the management fees payable for the period the vessels were acquired to December 31, 2013 and are presented in Management fees- related party in the consolidated statement of operations.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

3. Transactions with Related Parties (Continued)

        B.    Pre-Delivery Services:    A fixed monthly fee of $15,000 per hull is payable to the Manager for pre-delivery services provided during the period from July 29, 2013 until the date of delivery of each newbuilding. Management fees related to the pre-delivery services for the period July 1, 2013 to December 31, 2013 amounted to $455,967 of which $93,467 is presented in management fees-related party in the consolidated statement of operations and $362,500 was capitalized and presented in vessels under construction in the consolidated balance sheet.

(e)
Eagle Ocean Transport Inc.:    As part of the series of agreements with SEACOR, Eagle Ocean Transport, a company 100% owned by Mr. John Hadjipateras, is entitled to retain 100% of any portion of the shipbroker fee rebated to it as compensation for its services in securing the newbuilding contracts. To the extent that any fees are received in respect of Option Vessels, such fees shall be shared evenly between SEACOR and Eagle Ocean Transport. For the period from July 1, 2013 to December 31, 2013 Eagle Ocean Transport received $282,293 of shipbroker rebates for its services in securing the newbuilding contracts. In addition, Eagle Ocean Transport was reimbursed for an amount of $218,769, of a total of $242,739 representing costs incurred on behalf of the Company relating to equity issuances and debt restructuring for the period July 1, 2013 to December 31, 2013.

        The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on behalf of the Company relating to the vessels operations, fees due to the Manager for services rendered, net of amounts transferred to the Manager.

4. Acquisition of Business

        On July 29, 2013, Dorian Holdings sold to Dorian LPG in exchange for equity and $9.7 million in cash its 100% interest in CMNL, CJNL, CNML owners of the Captain Markos NL, Captain John NL and the Captain Nicholas ML, respectively and acquired the related inventory on board, and assumed the associated bank debt, and interest rate swap and 100% interest in two entities, each a party to a contract for the construction of one VLGC, and option rights to construct an additional 1.5 VLGCs and $2.65 million in cash. The $9.7 million cash related to the payment for inventories and LPG coolant on board of $2.3 million and to reimburse for an advance for vessels under construction of $7.4 million

        In addition on July 29, 2013 Dorian LPG acquired 100% interest of Grendon Tanker LLC, the owner of the LPG Grendon, from an affiliate of Dorian Holdings for a cash consideration of $6,625,000 plus the value of inventory on board the vessel.

        These acquisitions have been treated as business acquisitions and were initially recorded at fair value.

        The following table summarizes the preliminary fair value of the consideration paid and assets/liabilities acquired.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

4. Acquisition of Business (Continued)

Fair value of total consideration

	Acquisition from Dorian Holdings	Grendon acquisition	Total
Cash	9,732,911	6,672,485	16,405,396
Equity instruments (4,667,135 common shares of the Company at NOK 75.00 per share)	59,092,499	—	59,092,499

Total consideration	68,825,410	6,672,485	75,497,895

Fair value of identifiable assets and liabilities acquired:
Cash	2,672,500	—	2,672,500
Vessels	194,457,529	6,625,000	201,082,529
Inventories on board the vessels	1,407,622	47,485	1,455,107
Newbuilding vessels contracted for construction	17,593,130	—	17,593,130
Other assets—Vessel purchase options	4,605,000	—	4,605,000
Long term bank debt	(135,224,500)	—	(135,224,500)
Interest rate swaps	(16,685,871)	—	(16,685,871)

Net assets acquired—fair value	68,825,410	6,672,485	75,497,895

        The fair value of the common stock was determined to be NOK75.00 per share (or $12.65 per share at the exchange rate on July 29, 2013) being the price the Company issued its common shares to private investors under its private placement which closed on the same date.

        The vessels were acquired with attached charters. The attached charters for each vessel were evaluated by the Company based on market charter rates on the acquisition date and were found to be at market values, and thus none of the purchase consideration was allocated to the attached time charters or voyage charter.

        The fair value of the vessels, excluding LPG coolant, on the date of acquisition were determined by the Company based on valuations from an independent broker. The appraised value was determined using recent transactions involving comparable vessels as adjusted for age and features. The appraisal was performed on "willing Seller and willing Buyer" basis and based on the sale and purchase market condition prevailing at the acquisition date subject to the vessel being in sound condition and made available for delivery charter free. The fair value of the LPG coolant at the date of acquisition was determined by the quantity purchased valued at the then current LPG rate. The fair value of the newbuilding contracts and vessel purchase options was computed as the excess of the purchase consideration for similar vessels with similar delivery dates based on valuation from an independent broker over the purchase consideration of the contracts acquired plus in respect of the newbuilding contracts any advance paid to the shipyard as of the acquisition date. The fair value of the interest rate swaps was determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. The fair value of the bank debt and cash was determined to be its face value.

        In addition, on July 29, 2013 Dorian Holdings granted the Company a royalty-free, non-exclusive right and license to use the newly created Dorian logo and "Dorian LPG". The Company evaluated the license agreement and did not assign any value to the use of this logo and name based on the fact that

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

4. Acquisition of Business (Continued)

these were a brand new logo, created shortly prior to the NPP and never used in the market place, and for which the Company does not have exclusive use.

        The revenue and net income relating to the Predecessor operations acquired since their acquisition date are included in the consolidated statement of operations for the period ended December 31, 2013 and amount to $19,763,273 and $4,144,485, respectively.

Pro forma Information (unaudited)

        The following table summarizes total net revenues and net income of the Company, had the acquisition of the Predecessor operations occurred on April 1, 2012:

$ in 000's	For the period April 1, 2013 to December 31, 2013	For the year ended March 31, 2013
Net revenues	$35,146	$38,662
Net income/ (loss)	$7,923	$(6,639)

        The combined results in the table above have been prepared for comparative purposes only and include acquisition related adjustments for depreciation, interest charges and management fees. The combined results do not purport to be indicative of the results of operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

5. Inventories

        The Company's inventories by type were as follows:

December 31, 2013
Bunkers	1,371,309
Lubricants	339,851
Victualing	68,225
Bonded stores	14,876
Communication cards	9,511

Total	1,803,772

6. Other Assets

        Other assets represent three option agreements for the purchase of three VLGC vessels and expire on February 28, 2014 and other minor costs. On July 29, 2013 the Company acquired 1.5 options from Dorian Holdings in the business combination (refer Note 4) and 1.5 options from SeaDor Holdings LLC (refer Note 3(b)). As of December 31, 2013, there were no impairment indicators that the options may be impaired and no impairment was recognized. The three option agreements were exercised as of February 21, 2014 (refer Note 21) on which date the carrying value of the options have been reclassified to Vessels Under Construction as they form part of the cost of the vessels under construction being a cost directly attributable to the cost of the vessels.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

7. Vessels, Net

	Vessel cost	Accumulated depreciation	Net book Value
Balance, July 1, 2013	—	—	—

Vessel acquisitions through business combinations (Refer note 4)	201,082,529	—	201,082,529
Other	307,606	—	307,606
Depreciation	—	(4,121,965)	(4,121,965)

Balance, December 31, 2013	201,390,135	(4,121,965)	197,268,170

        The Company's VLGC vessels with a carrying value of $190.9 million as of December 31, 2013 are first-priority mortgaged as collateral to secure the bank loan discussed in Note 11. No impairment loss was recorded for the period presented.

8. Vessels Under Construction

        Vessels under construction is comprised of the following as of December 31, 2013:

Acquisition of two newbuilding contracts from Dorian Holdings on July 29, 2013 (refer Note 4)	17,593,130
Acquisition of one newbuilding contract from SeaDor on July 29,2013 (refer Note 3b)	7,009,675
Acquisition of thirteen newbuilding contracts from Scorpio November 26, 2013 (refer Note 3c)	119,386,040
Installment payments to shipyards	65,072,055
Other capitalized expenditures	707,808
Capitalized interest	404,894

Vessels under construction	210,173,602

        The installment payments to the shipyards totaling $65.1 million represent payments made to the shipyards subsequent to the acquisition of the newbuilding contracts. Other capitalized expenditures represent fees paid to our Manager of $362,500 and to third party vendors of $345,308 for supervision fees and other newbuilding pre-delivery costs including engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process.

9. Deferred Charges, Net

        Deferred charges of $2,052,051 as of December 31, 2013, represent deferred offering costs of $479,506 related to the Company's planned initial public offering, deferred financing costs of $1,007,662 and deferred drydocking costs of $564,883.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

9. Deferred Charges, Net (Continued)

        The movement of deferred financing costs and drydocking costs is presented in the table below:

	Financing costs	Drydocking costs
On inception , July 1, 2013	—	—

Additions	1,516,847	600,394
Amortization	(509,185)	(35,511)

Balance, December 31, 2013	1,007,662	564,883

        The drydocking costs incurred during the period ended December 31, 2013 relate to the drydocking for Captain Nicholas ML which was drydocked during the period under review.

10. Accrued Expenses

        Accrued expenses comprised of the following:

December 31, 2013
Accrued loan and swap interest	2,331,574
Accrued voyage and vessel operating expenses	171,705
Other	188,362

Total	2,691,641

11. Long-Term Debt

        The table below presents the loan outstanding as of December 31, 2013:

Secured bank debt
Royal Bank of Scotland plc. (RBS)
Tranche A	45,900,000
Tranche B	33,241,000
Tranche C	53,105,000

Total	132,246,000

Presented as follows:
Current portion of long-term debt	9,612,000
Long-term debt—net of current portion	122,634,000

Total	132,246,000

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

11. Long-Term Debt (Continued)

        The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2013 are as follows:

Year ending December 31,:
2014	9,612,000
2015	9,612,000
2016	9,612,000
2017	9,612,000
2018	30,068,000
Thereafter	63,730,000

Total	132,246,000

        As discussed in Note 1, the Company assumed the debt obligations associated with the financing of the vessels that were acquired through the acquisition of CMNL, CJNP and CNML. The prior loan arrangements associated with those vessels required approval from the lenders to sell the vessels and agreement from the lenders to transfer the borrowings to another party. As a consequence, the Company and the lender negotiated new borrowing terms in connection with this transaction. The new terms are described below. The total borrowings outstanding immediately prior to the debt modification and immediately after remained the same.

        CMNL, CJNP, CNML and Corsair as joint and several borrowers (Borrowers), and Dorian LPG, Ltd as parent guarantor entered into a loan facility of $135,224,500, which replaced the prior borrowing arrangements of the Predecessor. The loan facility is divided into three tranches. Tranche A of $47.6 million, Tranche B of $34.5 million and Tranche C of up to $53.1 million and is associated with each of the Captain John NP, Captain Markos NL and the Captain Nicholas ML, respectively.

        Tranche A is payable in twelve equal semi-annual installments each in the amount of $1,700,000 commencing on September 24, 2013 plus a balloon of $27,200,000 payable concurrently with the last installment on March 24, 2019.

        Tranche B is payable in eleven equal semi-annual installments each in the amount of $1,278,500 commencing on November 17, 2013 plus a balloon of $20,456,000 payable concurrently with the last installment on November 17, 2018.

        Tranche C is payable in fourteen equal semi-annual installments each in the amount of $1,827,500 commencing on January 21, 2014 plus a balloon of $27,520,000 payable concurrently with the last installment July 21, 2020.

        The loan facility bears interest at LIBOR plus a margin of 1.5% per annum until the delivery of the vessel under construction contracted by Corsair (the "Corsair Vessel") but no later than September 30, 2014 upon which date the margin will be 2.0%. The margin will be increased to 2.5% one year from the delivery of the Corsair Vessel until maturity

        The loan facility is secured by first priority mortgages on the vessels financed and first assignments of all freights, earnings and insurances. In addition the Borrowers are obliged to maintain $66,538,170 in a restricted cash account (the Newbuilding Cash Collateral) which is reduced on the date of the

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

11. Long-Term Debt (Continued)

second, third and fourth pre-delivery shipyard installments for the vessel owned by Corsair (Corsair Vessel) to $59,145,040, $51,751,910 and $44,358,780, respectively and on delivery of the Corsair Vessel is reduced in full. The Corsair Vessel will be mortgaged as security upon delivery. The restricted cash account can be reduced with the approval of the Bank, if payments to the shipyard are accelerated in consideration of a reduction in the contract price, provided that it will not fall below $29,572,520 prior to delivery date. During October 2013, the Company made an accelerated payment of $28,418,740 to the shipyard in consideration of a reduction in the contract price.

        The loan facility also requires the Borrowers to maintain a minimum market adjusted security cover ratio equal to at least 125% of the aggregate of the outstanding loan balance and 50% of the related swap exposure up to September 2014 or 100% thereafter. In the event of non-compliance the Borrowers will be required within one month of being notified in writing by the lender to make such prepayment. In the event the lender agrees to release Corsair or another borrower approved by the lender from joint and several liabilities under the agreement, the minimum market adjusted security cover is adjusted to 175% and the margin will be increased to 2.75%.

        The loan facility also contains customary covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan facility also requires that Dorian Holdings maintain a minimum ownership percentage. The loan facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Borrowers from paying dividends. However, the loan facility permits the Borrowers to make expenditures to fund the administration and operation of Dorian LPG.

        Debt Covenants:    The secured loan agreement contains the following financial covenants which the Company is required to comply with, calculated on a consolidated basis, determined and defined according to the provisions of the loan agreement:

  •
  The ratio of cash flow from operations before interest expense to cash debt service costs (Debt Service Coverage Ratio) shall not be less than 0.75:1 through December 31, 2013, 0.8:1 through December 31, 2014; and 1:1 at all times thereafter.

  •
  The Minimum Shareholders' Funds as adjusted for any reduction in the vessel fair market value shall not be less than $85 million;

  •
  The ratio of Total Debt to Shareholders Funds shall not exceed 150% at all times;

  •
  Minimum cash of $10 million at the end of each quarter and $1.5 million per mortgaged vessel at all times.

        The Company was in compliance with the restrictive covenants as of December 31, 2013.

12. Capital Structure

        Under the articles of incorporation effective July 1, 2013, the Company's authorized capital stock consists of 500,000,000 registered shares, par value $.01 per share, of which 450,00,000 are designated as common share and 50,000,000 shares are designated as preferred shares.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

12. Capital Structure (Continued)

        On July 29, 2013, the Company issued the following shares:

  •
  9,310,054 common shares on completion of its NPP, at NOK75.00 per share, equivalent to USD12.65 per share based on the exchange rate on July 29, 2013.

  •
  4,667,135 common shares to Dorian Holdings (refer Note 4)

  •
  4,667,135 common shares to SeaDor Holdings LLC (refer Note 3)

        The fair value of the shares issued to Dorian and SeaDor was determined by the Company to be NOK75 (or USD12.65) per share based on the issue price of the NPP.

        On November 26, 2013, the Company issued the following shares:

  •
  16,081,081 common shares on completion of a second Private Placement in Norway ("NPP2"), at NOK92.50 per share, equivalent to USD15.16 per share based on the exchange rate on November 26, 2013.

  •
  7,990,425 common shares to Scorpio Tankers Inc. (refer Note 3)

        Each holder of common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to share equally in any dividends, that the Company's board of directors may declare from time to time, out of funds legally available for dividends. Upon dissolution, liquidation or winding-up, the holders of common shares will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common shares do not have conversion, redemption or pre-emptive rights. Following the above mentioned private placements and share issuances and as of December 31, 2013, the Company's eight board seats and common shares were held by Dorian Holdings (three board seats and 13.2% ownership), SeaDor Holdings (three board seats and 21.8% ownership), Scorpio Tankers Inc. (one board seat and 30% ownership), and affiliates of Kensico Capital Management (one board seat and 10.8% ownership). These parties retain the ability to exercise significant influence over our operations.

        Effective April 25, 2014 the Company effectuated a one-for-five reverse stock split (refer Note 21). Except for the 100 shares issued at inception and subsequently cancelled, all amounts related to number of shares, per share amounts and earnings per share presented in the accompanying consolidated financial statements give retroactive effect to the reverse stock split.

13. Revenues

        Revenues comprise the following for the period July 1, 2013 to December 31, 2013:

Time charter revenue	10,773,897
Voyage charter revenue	8,560,959
Other revenue	428,417

Total	19,763,273

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

13. Revenues (Continued)

        Included in time charter revenue is $3,839,455, representing the profit-sharing element of the time charter agreements. Other revenue represents demurrage income and income from charterers relating to reimbursement of expenses such as costs for security guards and war risk insurance.

14. Voyage Expenses

        Voyage expenses are comprised as follows for the period July 1, 2013 to December 31, 2013:

Bunkers	3,693,654
Port charges and other related expenses	450,698
Brokers' commissions	257,481
Security cost	166,419
War risk insurances	21,146
Other voyage expenses	48,198

Total voyage expenses	4,637,596

15. Vessel Operating Expenses

        Vessel operating expenses are comprised as follows for the period July 1, 2013 to December 31, 2013:

Crew wages and related costs	3,335,473
Spares and stores	967,672
Lubricants	366,275
Insurance	384,023
Repairs and maintenance costs	324,449
Miscellaneous expenses	62,576

Total	5,440,468

16. Income Taxes

        The Company and its subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands, are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its shareholders. The Company is also subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto attributable to the transport of cargo to or from the United States ("Shipping Income"), unless exempt from United States federal income taxation.

        If the Company does not qualify for the exemption from tax under Section 883, of the Internal Revenue Code of 1986, as amended, the Company and its subsidiaries will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the Shipping Income derived by the Company and its subsidiaries that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

16. Income Taxes (Continued)

        For its first fiscal year ending March 31, 2014, the Company does not expect it will qualify for exemption under section 883, however for the period July 1, 2013 to December 31, 2013 the Company and its subsidiaries have not made any U.S. port calls.

17. Commitments and Contingencies

Commitments under Newbuilding Contracts

        As of December 31, 2013, the Company had commitments under shipbuilding contracts for the acquisition of sixteen newbuildings. The Company expects to settle these commitments as follows:

Period ending December 31,:
2014	365,005,040
2015	626,300,000
2016	52,500,000

Total	1,043,805,040

Other

        From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying financial statements.

18. Derivative Instruments

        The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert the Company's debt from a floating to a fixed rate. To hedge its exposure to changes in interest rates the Company is a party to five floating-to-fixed interest rate swaps with RBS. The Company became a party to these transactions as part of the business combination with Dorian Holdings LLC whereby RBS novated the interest rate swap agreements such that the exact terms of the original agreement with the Predecessor's were transferred to the corresponding entities that retain the interests in each of the vessels which are the main collateral. The principal terms of the interest rate swaps are as follows:

Subsidiary	Termination Date	Fixed interest rate	Nominal value December 31, 2013
CMNL(1)	Nov 2018	5.395%	20,456,000
CMNL(1)	Nov 2018	4.936%	12,785,000
CJNP(2)	March 2019	4.772%	34,338,938
CJNP(2)	March 2019	2.960%	11,561,062
CNML(3)	July 2014	4.350%	51,600,000

			130,741,000

(1)
reduces semi-annually by $1,700,000 with a final settlement of $28,900,000 due in November 2018.

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

18. Derivative Instruments (Continued)

(2)
reduces semi-annually by $1,700,000 with a final settlement of $28,900,000 due in March 2019.

(3)
RBS holds the right to extend the interest rate swap until the July 21 2020 and based on the extension reduces semi-annually by $1,720,000 with a final settlement of $29,240,000 due in July, 2020.

        Tabular disclosure of financial derivatives is as follows:

		December 31, 2013
Derivatives not designated as hedging instruments	Balance sheet Location	Asset derivatives	Liability derivatives
Interest rate swap	Current liabilities—Derivatives	—	5,308,132
Agreements	Non-current liabilities—Derivatives	—	9,277,264

Total derivatives not designated as hedging instruments		—	14,585,396

        The effect of derivative instruments on the consolidated statements of operations for the period July 1, 2013 to December 31, 2013 is as follows:

Derivatives not designated as hedging instruments	Location of gain/(loss) recognized	July 1, 2013 to December 31, 2013
Interest Rate Swap—Change in fair value	Loss on derivatives—net	2,100,475
Interest Rate Swap—Realized loss	Loss on derivatives—net	(2,369,043)

Loss on derivatives—net		(268,568)

19. Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loan, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.

        (a)   Interest rate risk:    The Company's long-term bank loan is based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 18, in order to hedge its variable interest rate exposure.

        (b)   Fair value:    The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan approximates the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loan and hence long-term bank loan is considered Level 2 item in accordance with the fair value hierarchy.

        The interest rate swaps, discussed in Note 18, are stated at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair

Dorian LPG Ltd.

Notes to consolidated financial statements (Continued)

(Expressed in United States Dollars)

19. Financial Instruments (Continued)

value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

        As of December 31, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the period July 1, 2013 to December 31, 2013.

20. Earnings Per Share

        Basic earnings per share ("EPS") was calculated by dividing the net income for the period attributable to the owners of the common shares by 24,199,287 shares being the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is the same as basic earnings per share as there are no other potentially dilutive shares.

21. Subsequent Events

        On February 12, 2014, the Company completed a private placement of 5,649,200 shares to Norwegian and international institutional investors at a price of NOK 110.00, or USD 17.92 based upon the exchange rate on February 12, 2014, which represents approximately $100.0 million in gross proceeds not including closing fees.

        On February 21, 2014, pursuant to an option agreement with Hyundai Heavy Industries Co. Ltd., three newbuilding contracts were executed with a total contract price of $216.7 million.

        On April 25, 2014, the Company completed a private placement of 1,412,698 common shares with a strategic investor at a price of NOK 110.00 or USD 18.40 based upon the exchange rate on April 24, 2014, which represents approximately $26.0 million in gross proceeds not including closing fees. Subsequent to this offering, the Company has 49,777,710 common shares issued and outstanding.

        On April 23, 2014 our Board of Directors determined and approved to effect a one-for-five reverse stock split through an amendment and restatement of our articles of incorporation, in accordance with the authorization granted to the Board of Directors by a Special Meeting of Shareholders held on April 2, 2014. The reverse stock split was effected on April 25, 2014 and reduced the number of the Company's issued and outstanding common shares and affected all issued and outstanding common shares, outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company's authorized common shares was not affected by the reverse split and the par value of our common shares remained unchanged at $0.01 per share. The reverse stock split reduced the number of the Company's common shares outstanding at December 31, 2013 from 213,579,149 to 42,715,812. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of the Company's common stock as a result of the reverse stock split will receive a cash payment in lieu of such fractional share.

        Except for the 100 shares issued at inception and subsequently cancelled, all amounts related to number of shares, per share amounts and earnings per share presented in the consolidated financial statements give retroactive effect to the reverse stock split as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of the Predecessor Businesses of Dorian LPG Ltd:

        We have audited the accompanying combined balance sheets of the Predecessor Businesses of Dorian LPG Ltd. as of March 31, 2013 and 2012, and the related combined statements of operations, owners' equity, and cash flows for each of the two years in the period ended March 31, 2013. The combined financial statements include the accounts of the companies as defined in Note 1 to the Company's accompanying financial statements (hereinafter collectively referred to as the "Company"). These companies are under common management. These combined financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Predecessor Businesses of Dorian LPG Ltd. as of March 31, 2013 and 2012, and the combined results of their operations and their combined cash flows for each of the two years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
January 17 , 2014

Predecessor Businesses of Dorian LPG Ltd. Combined balance sheets

As of March 31, 2013 and 2012 (Audited)

(Expressed in United States Dollars)

	Note	March 31, 2013 (Audited)	March 31, 2012 (Audited)
Assets
Current assets
Cash and cash equivalents		1,041,644	2,040,290
Trade receivables, net		1,036,187	300,925
Prepaid expenses and other receivables		64,576	199,615
Due from related parties	3	2,198,820	—
Inventories	4	1,708,241	1,048,173
Accrued revenue		108,551	360,666

Total current assets		6,158,019	3,949,669

Fixed assets
Vessels, net	5	187,077,722	198,279,672

Total fixed assets		187,077,722	198,279,672

Other non-current assets
Deferred charges, net	6	1,211,863	1,613,120
Accrued revenue		—	100,812

Total assets		194,447,604	203,943,273

Liabilities and equity current liabilities
Trade accounts payable		3,314,624	3,560,451
Accrued expenses	7	1,418,585	1,803,212
Due to related parties	3	14,115,179	9,359,241
Deferred income		641,048	640,685
Current portion of long-term debt	8	12,112,000	10,612,000

Total current liabilities		31,601,436	25,975,589

Long-term liabilities
Long-term debt—net of current portion	8	128,718,500	139,003,000
Derivative instruments	15	21,369,878	21,356,197

Total long-term liabilities		150,088,378	160,359,197

Total liabilities		181,689,814	186,334,786

Owners' equity
Owners' capital	9	73,880,910	73,880,910
Accumulated deficit		(61,123,120)	(56,272,423)

Total owners' equity		12,757,790	17,608,487

Total liabilities and equity		194,447,604	203,943,273

The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.

Combined statements of operations

For the period April 1, 2013 to July 28, 2013 (Unaudited),

For the period April 1, 2012 to December 31, 2012 (Unaudited) and
For the years ended March 31, 2013 and 2012 (Audited)

(Expressed in United States Dollars)

				Year ended March 31,
		April 1, 2013 to July 28, 2013 (Unaudited)	April 1, 2012 to December 31, 2012 (Unaudited)
	Note			2013 (Audited)	2012 (Audited)
Revenues	10	15,383,116	31,441,072	38,661,846	34,571,042
Expenses
Voyage expenses	11	3,623,872	6,879,105	8,751,257	2,075,698
Voyage expenses—related party	3	198,360	411,336	505,926	448,683
Vessel operating expenses	12	4,638,725	9,140,924	12,038,926	14,410,349
Management fees—related party	3	601,202	1,368,000	1,824,000	1,824,000
Depreciation and amortization	5,6	3,955,309	9,059,792	12,024,829	11,847,628
General and administrative expenses		28,204	98,092	157,039	80,552

Total expenses		13,045,672	26,957,249	35,301,977	30,686,910

Operating income		2,337,444	4,483,823	3,359,869	3,884,132
Other income/(expenses)
Interest and finance cost		(762,815)	(2,005,339)	(2,568,985)	(2,415,855)
Interest income		98	161	598	504
Gain/(Loss) on derivatives	15	2,830,205	(5,637,347)	(5,588,479)	(10,943,316)
Foreign currency (loss)/gain, net		(5)	(55,994)	(53,700)	2,215

Total other income/(expenses), net		2,067,483	(7,698,519)	(8,210,566)	(13,356,452)

Net income/(loss)		4,404,927	(3,214,696)	(4,850,697)	(9,472,320)

The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.

Combined statements of owners' equity

For the period April 1, 2013 to July 28, 2013 (Unaudited) and

For the years ended March 31, 2013 and 2012 (Audited)

(Expressed in United States Dollars)

		Owners' capital	Accumulated deficit	Total
Balance, April 1, 2011	—	73,880,910	(46,800,103)	27,080,807
Net loss for the year	—	—	(9,472,320)	(9,472,320)

Balance, March 31, 2012	—	73,880,910	(56,272,423)	17,608,487
Net loss for the year	—	—	(4,850,697)	(4,850,697)

Balance, March 31, 2013	—	73,880,910	(61,123,120)	12,757,790

Net income for the period		—	4,404,927	4,404,927

Balance, July 28, 2013	—	73,880,910	(56,718,193)	17,162,717

The accompanying notes are an integral part of these combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.

Combined statements of cash flows

For the period April 1, 2013 to July 28, 2013 (Unaudited),

For the period April 1, 2012 to December 31, 2012 (Unaudited) and
For the years ended March 31, 2013 and 2012 (Audited)

(Expressed in United States Dollars)

			Year ended March 31,
	April 1, 2013 to July 28, 2013 (Unaudited)	April 1 2012 to December 31, 2012 (Unaudited)
			2013 (Audited)	2012 (Audited)
Cash flows from operating activities:
Net income/(loss)	4,404,927	(3,214,696)	(4,850,697)	(9,472,320)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	3,955,309	9,059,792	12,024,829	11,847,628
Amortization of financing costs	15,437	36,978	48,307	50,286
Unrealized gain/(loss) on derivatives	(4,684,006)	1,443,526	13,681	4,607,769
Changes in assets and liabilities:
Trade receivables	(3,431,789)	155,902	(735,261)	(58,795)
Prepaid expenses and other receivables	8,646	131,793	487,966	(770,805)
Due from related parties	853,214	(3,942,187)	(2,198,820)	1,035,053
Inventories	415,631	98,298	(660,068)	(317,947)
Trade accounts payable	759,262	(1,689,321)	153,322	2,375,081
Accrued expenses and other liabilities	(336,312)	209,111	(384,265)	(473,196)
Due to related parties	2,710,151	3,680,257	4,755,938	2,585,806
Payment for drydocking costs	—	(399,149)	(399,149)	(1,078,883)

Net cash from operating activities	4,670,470	5,570,304	8,255,783	10,329,677

Cash flows from investing activities:
Payments for vessel improvements	(90,492)	(353,183)	(469,929)	(309,717)

Net cash used in investing activities	(90,492)	(353,183)	(469,929)	(309,717)

Cash flows from financing activities:
Repayment of long-term debt	(5,606,000)	(5,007,000)	(8,784,500)	(10,397,000)

Net cash used in financing activities	(5,606,000)	(5,007,000)	(8,784,500)	(10,397,000)

Net (decrease)/increase in cash and cash equivalents	(1,026,022)	210,121	(998,646)	(377,040)
Cash and cash equivalents at the beginning of the period	1,041,644	2,040,290	2,040,290	2,417,330
Cash and cash equivalents at the end of the period	15,622	2,250,411	1,041,644	2,040,290
Supplemental disclosure of cash flow information
Cash paid during the period for interest	1,002,958	1,597,384	2,472,386	2,196,621

The accompanying notes are an integral part of the combined financial statements.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

        The accompanying combined financial statements include the accounts of entities listed below (collectively, the "Owning Companies" or "Company" or "Predecessor"). The Owning Companies have been presented on a combined basis, as they had common board of directors who functioned as the executive management and made all significant management decisions throughout the periods presented. In order to present the track record of this management team the entities are presented in a single combined set of financial statements.

Vessel owning Company	Date of incorporation	Type of vessel(3)	Vessel's name	Built	CBM(2)
Cepheus Transport Ltd. (Cepheus)(1)	March 17, 2004	VLGC	Captain Nicholas ML	2008	82,000
Lyra Gas Transport Ltd (Lyra)(1)	January 30, 2005	VLGC	Captain John NP	2007	82,000
Cetus Transport Ltd. (Cetus)(1)	January 27, 2004	VLGC	Captain Markos NL	2006	82,000
Orion Tankers Limited (Orion)(1)	October 26, 2005	PGC	Grendon	1996	5,000

(1)
Incorporated in Republic of Liberia.

(2)
CBM: Cubic meters, a standard measure for LPG tanker capacity.

(3)
Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")

        The Owning Companies are engaged in providing international seaborne transportation services of liquefied petroleum gas (LPG) worldwide through the ownership of LPG tankers to LPG producers and users. The Owning Companies' vessels are managed by Dorian (Hellas) S.A.-Panama (the "Manager"), a related party. The Manager is a company incorporated in Panama and has a registered branch in Greece, established in 1974 under the provisions of Law 89/1967,378/1968 and article 25 of law 27/75, as amended by article 4 of law 2234/94.

        The following charterers individually accounted for more than 10% of the Company's revenues as follows:

	% of total revenues
			Year ended March 31,
	April 1, 2013 to July 28, 2013	April 1 2012 to December 31, 2012
Charterer			2013	2012
Statoil Hydro ASA	49	54	53	89
Petredec Ltd.	18	19	19	10
E1Corp.	19	21	17	—
Astomos Energy Corporation	12	—	—	—

2. Significant Accounting Policies

(a)
Principles of combination:    The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of the legal entities comprising the Owning Companies as discussed in Note 1, which were all under common management. The combined statements represent an aggregation of the U.S. GAAP financial information of the

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

  entities comprising the Owning Companies. All intercompany balances and transactions have been eliminated upon combination.

(b)
Use of estimates:    The preparation of the Predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)
Other comprehensive income/loss:    The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income/loss and accordingly, comprehensive income/loss equals net income/loss for the periods presented.

(d)
Foreign currency translation:    The functional currency of the Company is the U.S. Dollar. Each foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate at the balance sheet date and any gains or losses are included in the combined statement of operations.

(e)
Cash and cash equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Trade receivables (net):    Trade receivables (net), reflect receivables from vessel charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for the periods presented.

(g)
Inventories:    Inventories consist of bunkers on board the vessels when vessels are unemployed or are operating under voyage charters and lubricants and stores on board the vessels. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)
Vessels:    Vessels are stated at cost, less accumulated depreciation. The cost of the vessels consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. The cost of vessels constructed includes financing costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(i)
Impairment of long-lived assets:    The Company reviews their vessels "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

  fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(j)
Vessel depreciation:    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $ 400 per lightweight ton. Management of the Owning Companies estimates the useful life of its vessels to be 20 years from the date of initial delivery from the shipyard for VLGC's and 25 years for PGC vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(k)
Drydocking and special survey costs:    Drydocking and special survey costs are accounted under deferral method whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half years. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel's sale. The amortization charge is presented within "Depreciation and amortization" in the combined statements of operations.

(l)
Financing costs:    Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to debt extinguishment. The unamortized financing costs are reflected in Deferred Charges in the accompanying combined balance sheets.

(m)
Revenue and expenses:    Revenue is recognized when an agreement exists, the vessel is made available to the charterer or services are provided, the charter hire is determinable and collection of the related revenue is reasonably assured.

        Time charter revenue:    Time charter revenues are recorded ratably over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as deferred income and recognized when the charter service is rendered. Accrued revenue results from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred income and accrued revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

non-current. Revenues earned through the profit sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

        Voyage charter revenue:    Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage determined on a discharge—to discharge port basis but the Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. In the event a vessel is sold while a voyage is in progress, the revenue recognized is based on an allocation formula agreed between the buyer and the seller. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.

        Commissions:    Charter hire commissions to brokers or the Manager are deferred and amortized over the related charter period and are included in Voyage expenses.

        Vessel operating expenses:    Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(n)
Repairs and maintenance:    All repair and maintenance expenses, including underwater inspection costs are expensed in the period incurred. Such costs are included in Vessel operating expenses.

(o)
Segment reporting:    Each of the Owning Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the international transportation of liquid petroleum gas with its fleet of vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(p)
Derivative Instruments:    The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the combined financial statements at their fair value, as either a derivative asset or a liability. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

(q)
Fair value of financial instruments:

        In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.
(r)
Recent accounting pronouncements:    There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's combined financial statements in the current period or expected to have an impact on future periods.

3. Transactions with Related Parties

Dorian (Hellas) S.A:

        Ship-Owning Companies Management Agreements:    The Owning Companies historically outsourced the technical, crew and commercial management as well as insurance and accounting services of the vessels to Dorian (Hellas) S.A., pursuant to management agreements ("Management Agreements") with each vessel owning subsidiary. These agreements had an initial term of 12 months and thereafter could be terminated by either party giving two months written notice. For each of the periods presented, under the Management Agreements the Manager received for each VLGC and PGC vessel a commission of 1.25% or 2%, respectively, of the gross freight, demurrage, dead freights and charter hire which are due and payable ("charter hire commission") and a fixed monthly management fee of $40,000 or $32,000 per vessel respectively. In addition, under the Management Agreements, the Manager is entitled to a commission of 1% on the contract price, for any vessel bought or sold.

        The following amounts charged by the Manager are included in the combined statement of operations:

	April 1, 2013 to July 28, 2013	April 1, 2012 to December 31, 2012	Year ended March 31,
			2013	2012
(i) Charter hire commissions , included in Voyage expenses—related party	198,360	411,336	505,926	448,683
(ii) Management fees	601,202	1,368,000	1,824,000	1,824,000

        The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on behalf of each of the Owning Companies net of amounts transferred to the Manager.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

4. Inventories

        Inventories by type were as follows:

	March 31, 2013	March 31, 2012
Bunkers	1,200,591	651,913
Victualing	64,969	48,200
Bonded stores	16,924	10,124
Lubricants	418,987	328,510
Communication cards	6,770	9,426

Total	1,708,241	1,048,173

5. Vessels, Net

	Vessel cost	Accumulated depreciation	Net book value
Balance, April 1, 2011	251,713,635	(42,071,627)	209,642,008
Vessel improvements	309,718	—	309,718
Depreciation	—	(11,672,054)	(11,672,054)

Balance, March 31, 2012	252,023,353	(53,743,681)	198,279,672

Vessel improvements	469,929	—	469,929
Depreciation	—	(11,671,879)	(11,671,879)

Balance, March 31, 2013	252,493,282	(65,415,560)	187,077,722

Vessel improvements	90,492	—	90,492
Depreciation	—	(3,839,271)	(3,839,271)

Balance, July 28, 2013	252,583,774	(69,254,831)	183,328,943

        All the Company's vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 8. No impairment loss was identified or recorded for the years ended March 31, 2013 and 2012.

        The vessel improvements relate to improvements to the vessels and include systems to improve the consumption of the main engines lubricating oil, fuel system modification (double fuel system), and modifications to increase the vessel cargo operation flexibility.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

6. Deferred Charges, Net

        The deferred charges comprised of the following:

	Financing costs	Drydocking costs	Total
April 1, 2011	360,948	—	360,948

Additions	—	1,478,032	1,478,032
Amortization	(50,286)	(175,574)	(225,860)

March 31, 2012	310,662	1,302,458	1,613,120

Amortization	(48,307)	(352,950)	(401,257)

March 31, 2013	262,355	949,508	1,211,863

Amortization	(15,437)	(116,038)	(131,475)

July 28, 2013	246,918	833,470	1,080,388

7. Accrued Expenses

        Accrued expenses comprise of the following:

	March 31, 2013	March 31, 2012
Accrued loan and swap interest	1,407,673	1,530,491
Accrued voyage and vessel operating expenses	10,912	272,721

Total	1,418,585	1,803,212

8. Long-Term Debt

        The table below presents the loans outstanding as of March 31, 2013 and 2012:

Secured bank debt	March 31, 2013	March 31, 2012
(a) Royal Bank of Scotland plc (RBS)
Tranche B	35,798,000	38,355,000
Tranche C	47,600,000	51,000,000
Tranche D	54,932,500	56,760,000

Total RBS	138,330,500	146,115,000

(b) Deutsche Schiffsbank	2,500,000	3,500,000

Total	140,830,500	149,615,000

Presented as follows:
Current portion of long-term debt	12,112,000	10,612,000
Long-term debt	128,718,500	139,003,000

Total	140,830,500	149,615,000

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

8. Long-Term Debt (Continued)

        The minimum annual principal payments, in accordance with the loan agreements, required to be made after March 31, 2013 are as follows:

Year ending March 31,
2014	12,112,000
2015	9,612,000
2016	9,612,000
2017	9,612,000
2018	9,612,000
Thereafter	90,270,500

Total	140,830,500

  (a)
  The Royal Bank of Scotland plc (RBS):    On August 12 2005 Cepheus, Lyra, Cetus and Cygnus Transport Ltd, (Cygnus) a related party (collectively the "Borrowers"), jointly and severally entered into a loan facility divided into four tranches. Tranche A of up to $34.9 million related to Cygnus. Tranche B of up to $51.1 million, Tranche C of up to $68 million and Tranche D of up to $68.8 million related to the financing of approximately 80% of the construction cost of the Captain Markos NL, the Captain John NP and the Captain Nicholas ML respectively. Tranches B, C, and D were payable in twenty four equal consecutive six monthly installments of $1,278,500; $1,700,000 and $1,720,000 commencing six months after the final draw down date of each tranche, plus a balloon payment of $ $20,456,000, $27,200,000 and 27,520,000 respectively. The loan bears interest at LIBOR plus a margin of 0.925% per annum. The agreement also requires that Borrowers to maintain a minimum market adjusted a security cover ratio equal to at least 120% of amounts due to RBS under the loan agreement. In the event of noncompliance the Borrowers will be required within 30 days of being notified in writing by RBS to make such prepayment or provide such additional security to restore the security cover ratio. As of March 31, 2013 the Borrowers were not in compliance with the security cover which reflected a shortfall of approximately $7.7 million. The shortfall was effectively remedied by June 30, 2013 following normal scheduled debt repayments, a reduction in the out of the money exposure position on the interest rate swaps and an improvement in the aggregate fair market valuations of the mortgaged vessels.

  (b)
  Deutsche Schiffsbank:    On July 25, 2007, Orion entered into a loan agreement for $8,000,000 to partially finance the acquisition of LPG Grendon. The loan is payable in twenty four (24) equal consecutive quarterly installments of $250,000, commencing in October 2007, plus a balloon payment of $2,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.1% per annum. In addition Orion was required to maintain a minimum market adjusted asset cover ratio equal to at least 125% of the outstanding loan principal ("security cover ratio"). Orion was in compliance with the security cover ratio as of March 31, 2013. The loan was fully repaid on July 23, 2013.

        Securities:    All loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

8. Long-Term Debt (Continued)

consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business, pay dividend if an event of default has occurred and is continuing, repay any shareholders loans or make any loans or advances, issue any shares in its capital other than to the shareholders, reduce its issued share capital, acquire any subsidiary and consolidate or amalgamate with, or merge into, any other entity.

9. Owners' Capital

        Each ship owning entity is a body corporate duly organized under the laws of the Republic of Liberia and has an authorized share capital divided into 500 registered and/or bearer shares of no par value, all of which have been issued in the bearer form. The holders of the shares are entitled to one vote on all matters submitted to a vote of owners and to receive all dividends, if any.

Ship-owning entity	Date of incorporation
Cetus Transport Ltd.	March 17, 2004
Lyra Gas Transport Ltd.	January 30, 2005
Cepheus Transport Ltd.	January 27, 2004
Orion Tankers Limited	October 26,2005

        As discussed in Note 1, the financial statements are comprised of the combined financial information of the entities that comprise the Owning Companies. As a result, the financial statements reflect owners' capital and not share capital and additional paid in capital of a parent company. Owners capital represents contributions from owners. The owners capital was used to partly finance the acquisition of the vessels.

10. Revenues

        Revenues comprise the following:

	April 1, 2013 to July 28, 2013	April 1, 2012 to December 31, 2012	Year ended March 31,
			2013	2012
Time charter revenue	8,850,543	19,387,538	24,143,606	33,399,609
Voyage charter revenue	6,236,525	11,116,855	13,581,561	142,500
Other income	296,048	936,679	936,679	1,028,933

Total	15,383,116	31,441,072	38,661,846	34,571,042

        Included in time charter revenue is the profit-sharing element of the time charter agreements of $2,702,635 for the period April 1, 2013 to July 28, 2013, $5,193,454 for the nine month period ended December 31, 2012, $5,193,454 for the year ended March 31, 2013 and $5,966,726 for the year ended March 31, 2012. Other income represents demurrage income and income from charterers relating to expenses such as security guards and additional war risk insurance recovered from the charterers.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

11. Voyage Expenses

        Voyage expenses, including voyage expenses—related party, are comprised as follows:

	April 1, 2013 to July 28, 2013	April 1, 2012 to December 31, 2012	Year ended March 31,
			2013	2012
Brokers commission	396,720	817,254	1,025,761	897,367
Bunkers	2,755,445	5,169,895	6,678,660	481,903
Port charges and other related expenses	391,091	629,796	746,574	180,983
Security cost	206,940	499,224	582,112	668,458
War risk insurances	26,673	97,175	111,626	241,854
Other voyage expenses	45,363	77,097	112,450	53,816

Total voyage expenses	3,822,232	7,290,441	9,257,183	2,524,381

12. Vessel Operating Expenses

        Vessel operating expenses are comprised of the following:

			Year ended March 31,
	April 1, 2013 to July 28, 2013	April 1, 2012 December 31, 2012
			2013	2012
Crew wages and related costs	2,519,315	5,898,179	7,932,836	8,007,295
Spares and stores	1,284,161	1,191,372	1,502,111	2,143,239
Lubricants	176,502	557,114	686,375	851,829
Insurance	298,249	726,285	942,847	997,801
Repairs and maintenance costs	279,921	673,161	848,576	2,237,825
Miscellaneous expenses	80,577	94,813	126,181	172,360

Total	4,638,725	9,140,924	12,038,926	14,410,349

13. Income Taxes

        The Owning Companies are incorporated in the Republic of Liberia and under the laws of the Liberia, are not subject to income taxes, however, they are subject to registration and tonnage taxes, which are not income taxes and are included in vessel operating expenses in the accompanying combined statements of operations. Furthermore, the Owning Companies are subject to a 4% United States federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), which is not an income tax. Such taxes have been recorded within Voyage Expenses in the accompanying combined statements of operations. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying combined statements of operations.

14. Commitments and Contingencies

        From time to time the Owning Companies expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims,

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

14. Commitments and Contingencies (Continued)

even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Owning Companies are not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying financial statements.

        The Company was jointly and severally liable together with a related party in respect of the related party's outstanding loan balance of $22,290,000 due under the bank loan as of March 31, 2013 (refer note 8(a)).

15. Derivative Instruments

        The Owning Companies use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company's debt from a floating to a fixed rate. To hedge its exposure to changes in interest rates the Company is a party to five floating-to-fixed interest rate swaps with RBS covering notional amounts aggregating approximately $136,718,000 as of March 31, 2013 (2012: $146,115,000).

        On March 31, 2005 and April 3, 2007 Cetus Transport Ltd entered into an interest rate swap agreement with RBS with effective date November 21, 2006 and November 17, 2006 respectively and termination dated November 21, 2018 and November 17, 2018. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 5.395% and 4.936% respectively. The original notional amount of $51,140,000 is reduced semi-annually by $1,278,500 with a final settlement of $20,456,000 due in November, 2018.

        On March 9, 2007 and February 7, 2012, Lyra Gas Transport Ltd entered into an interest rate swap agreement with RBS with effective date March 22, 2007 and September 24, 2011 respectively and termination dated March 22, 2019. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 4.772% and 2.960% respectively. The original notional amount of $64,146,313 is reduced semi-annually by $1,700,000 with a final settlement of $28,900,000 due in March 22, 2019.

        On January 8, 2009, Cepheus Transport Ltd entered into an extendable interest rate swap agreement with the RBS with effective date July 21, 2008 and termination dated July 21, 2014. RBS holds the right to extend the interest rate swap until the July 21 2020. Under the terms of this arrangement the Company swaps the notional amount outstanding under the agreement from a floating rate of interest to a fixed rate of 4.35%. The original notional amount of $68,800,000 is reduced semi-annually by $1,720,000 with a final settlement of $29,240,000 due in July 21, 2020.

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

15. Derivative Instruments (Continued)

        Tabular disclosure of financial derivatives is as follows:

		March 31, 2013		March 31, 2012
Derivatives not designated as hedging instruments	Balance sheet location	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
Interest Rate Swap Agreements	Non-current liabilities—Derivatives	—	21,369,878	—	21,356,197

Total derivatives not designated as hedging instruments		—	21,369,878	—	21,356,197

        The effect of derivative instruments on the combined statements of operations for the periods April 1, 2013 to July 28, 2013, nine month period ended December 31, 2012 and years ended March 31, 2013 and 2012 is as follows:

			April 1, 2012 to December 31, 2012 (Unaudited)
		April 1, 2013 to July 28, 2013 (Unaudited)		Year ended March 31,
	Location of gain/(loss) recognized
Derivatives not designated as hedging instruments				2013	2012
Interest Rate Swap—Change in fair value	Gain/(loss) on derivatives	4,684,007	(1,443,526)	(13,680)	(4,607,773)
Interest Rate Swap—Realized loss	Gain/(loss) on derivatives	(1,853,802)	(4,193,821)	(5,574,799)	(6,335,543)

Total gain/(loss) on derivatives		2,830,205	(5,637,347)	(5,588,479)	(10,943,316)

16. Financial Instruments

        The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.

(a)
Interest rate risk:    The Company's long-term bank loans are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 15, in order to hedge its variable interest rate exposure.

(b)
Concentration of credit risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, with high credit quality financial institutions.

(c)
Fair value:    The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities

Predecessor Businesses of Dorian LPG Ltd.

Notes to combined financial statements (Continued)

(Expressed in United States Dollars)

16. Financial Instruments (Continued)

  are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans approximate the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy.

        The interest rate swaps, discussed in Note 15, are stated at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

        As of March 31, 2013 and 2012, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's combined balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended March 31, 2013 and 2012.

17. Subsequent Events

        On July 29, 2013, the following transactions took place:

  •
  Cepheus, Lyra and Cetus sold the Captain Nicholas ML, the Captain John NP and the Captain Markos NL to CMNL LPG Transport LLC, CJNP LPG Transport LLC and CNML LPG Transport LLC (being newly created entities of the same shareholders), respectively, which also assumed the related outstanding bank debt and interest rate swaps related to each vessel.

  •
  100% interest in CMNL LPG Transport LLC, CJNP LPG Transport LLC and CNML LPG Transport LLC was contributed to Dorian LPG LTD in exchange for equity in Dorian LPG LTD.

  •
  The Grendon was sold to Grendon Tanker LLC, a wholly owned subsidiary of Dorian LPG LTD.

DORIAN LPG LTD.

ISSUER

Dorian LPG Ltd.
27 Signal Road
Stamford, Connecticut 06878

NORWEGIAN EXCHANGE AGENT

DNB Bank ASA
Registrars Department
P.O. Box 1600 Sentrum
0021 Oslo
Norway

Tel +47 23 26 80 16
Fax +47 22 48 29 80
E-mail: konv@dnb.no

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.